================================================================================

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"

                              Financial Statements
                           for the fiscal years ended
                           December 31, 2008 and 2007.

================================================================================

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"

                                TABLE OF CONTENTS

                      System established by the Regulations
      (N. T. 2001) set forth by the National Securities Commission (C.N.V.)

                    Financial Statements and Auditors' Report
             for the fiscal years ended December 31, 2008 and 2007.

                  Report of the Supervisory Syndics' Committee for the fiscal year ended December 31, 2008.

Heading                                                                   Page 1

Consolidated Financial Statements                                         Page 2

Individual Financial Statements                                          Page 44

Additional  Information to the Notes to the Financial  Statements
required by Section 68 of the Rules and Regulations of the Bolsa de
Comercio de Buenos Aires (Buenos Aires Stock Exchange).                  Page 68

Supplementary and Explanatory Statement by the Board of Directors
required by Section 2 of the Rules on accounting documents set forth by the Regulations of the Bolsa de Comercio de Cordoba (Cordoba
Stock Exchange).                                                         Page 70

Informative Review                                                       Page 72

Report of the Supervisory Syndics' Committee

Auditor's Report

Company's Name:                          Grupo Financiero Galicia S.A.
                                         "Corporation which has not adhered to
                                         the optional system for the mandatory
                                         acquisition of shares in a public
                                         offering"

Legal address:                           Tte. Gral.  Juan D. Peron No. 456 - 2nd
                                         floor  Autonomous City of Buenos Aires

Principal line of business:              Financial and Investment Activities

                            Fiscal year N(degree) 10

        Commenced January 1, 2008 and ended December 31, 2008, presented in comparative format.

            DATE OF REGISTRATION WITH THE PUBLIC REGISTRY OF COMMERCE

Of Bylaws:                               September 30, 1999

Date of latest amendment to Bylaws:      June 26, 2006

Registration number with the             11,891
Corporation Control Authority (I.G.J):

Sequential Number - Corporation          1,671,058
Control Authority (I.G.J.):

Date of expiration of the Company's      June 30, 2100
Bylaws:

Name of the Controlling Company:         EBA HOLDING S.A.

Principal line of business:              Financial and Investment Activities

Interest held by the Controlling
Company in the Shareholders' equity
as of 12.31.08:                          22.65%

Percentage of votes which the
Controlling Company is entitled to
as of 12.31.08:                          59.42%

          Capital status as of 12.31.08 (Note 8 to the Financial
           Statements) (figures stated in thousands of pesos for
                    "Subscribed" and "Paid-in" shares)
----------------------------------------------------------------------------
                                         Shares
                                      -------------
                                      Voting rights
    Number            Class             per share     Subscribed    Paid-in
-------------   -------------------   -------------   ----------   ---------
                Ordinary class "A",
  281,221,650     face value of 1           5            281,222     281,222
                Ordinary class "B",
  960,185,367     face value of 1           1            960,185     960,185
1,241,407,017                                          1,241,407   1,241,407

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
                      Supplementary Accounting Information
          Consolidated Balance Sheet as of December 31, 2008 and 2007.
                     (figures stated in thousands of pesos)

                                                                                     12.31.08       12.31.07
                                                                                    -----------    -----------
ASSETS
                                                                                    -----------    -----------
  CASH AND DUE FROM BANKS                                                             3,405,133      2,960,013
                                                                                    -----------    -----------
  - Cash                                                                                986,687        743,185
  - Financial institutions and correspondents                                         2,418,446      2,216,828
    - Argentine Central Bank                                                          2,036,164      1,648,864
    - Other local financial institutions                                                 16,228         26,425
    - Foreign                                                                           366,054        541,539
                                                                                    -----------    -----------
  GOVERNMENT AND CORPORATE SECURITIES                                                 1,531,870      1,694,030
                                                                                    -----------    -----------
  - Holdings of securities in investment accounts                                       548,692      1,303,437
  - Holdings of trading securities                                                      235,614         38,991
  - Government securities from repo transactions with the Argentine Central Bank        127,532              -
  - Government unlisted securities                                                       69,772          1,872
  - Securities issued by the Argentine Central Bank                                     550,204        348,757
  - Investments in listed corporate securities                                               56            973
                                                                                    -----------    -----------
  LOANS                                                                              11,774,586     11,601,029
                                                                                    -----------    -----------
  - To the non-financial public sector                                                1,373,642      1,265,466
  - To the financial sector                                                             148,115        110,028
    - Interbank loans (call money loans granted)                                         40,200          2,906
    - Other loans to domestic financial institutions                                     65,662         64,895
    - Accrued interest, adjustments and quotation differences receivable                 42,253         42,227
  - To the non-financial private sector and residents abroad                         10,779,630     10,654,142
    - Advances                                                                          594,365        792,148
    - Promissory notes                                                                2,116,303      2,911,170
    - Mortgage loans                                                                  1,026,754        945,088
    - Pledge loans                                                                       80,991         94,520
    - Personal loans                                                                  1,217,645        977,976
    - Credit card loans                                                               4,378,366      3,630,133
    - Other                                                                           1,217,984      1,168,684
    - Accrued interest, adjustments and quotation differences receivable                185,762        177,027
    - Documented interest                                                               (38,468)       (42,462)
    - Unallocated collections                                                               (72)          (142)
  - Allowances                                                                         (526,801)      (428,607)
                                                                                    -----------    -----------
  OTHER RECEIVABLES RESULTING FROM FINANCIAL BROKERAGE                                4,123,770      3,596,970
                                                                                    -----------    -----------
  - Argentine Central Bank                                                              627,212        192,911
  - Amounts receivable for spot and forward sales to be settled                           4,031         31,090
  - Securities receivable under spot and forward purchases to be settled              1,314,589      1,517,600
  - Others not included in the debtor classification regulations                      1,744,102      1,603,703
  - Unlisted negotiable obligations                                                       4,951         20,868
  - Balances from forward transactions without delivery of underlying asset to
     be settled                                                                          10,445          1,087
  - Others included in the debtor classification regulations                            422,839        240,270
  - Accrued interest receivable not included in the debtor classification
     regulations                                                                          3,286          2,017
  - Accrued interest receivable included in the debtor classification regulations         4,567          6,594
  - Allowances                                                                          (12,252)       (19,170)
                                                                                    -----------    -----------
  ASSETS UNDER FINANCIAL LEASES                                                         445,237        355,784
                                                                                    -----------    -----------
  - Assets under financial leases                                                       449,936        359,552
  - Allowances                                                                           (4,699)        (3,768)

The accompanying Notes 1 to 25 are an integral part of these consolidated financial statements.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
                      Supplementary Accounting Information
          Consolidated Balance Sheet as of December 31, 2008 and 2007.
                     (figures stated in thousands of pesos)

                                                              12.31.08       12.31.07
                                                             -----------    -----------
  EQUITY INVESTMENTS                                              48,519         43,790
                                                             -----------    -----------
  - In financial institutions                                      1,712          3,138
  - Other                                                         50,018         82,009
  - Allowances                                                    (3,211)       (41,357)
                                                             -----------    -----------
  MISCELLANEOUS RECEIVABLES                                    1,845,208      1,246,054
                                                             -----------    -----------
  - Receivables for assets sold                                   18,031         15,980
  - Minimum presumed income tax - Tax credit                     284,421        258,515
  - Other                                                      1,623,860      1,056,970
  - Accrued interest on receivables for assets sold                  108             98
  - Other accrued interest and adjustments receivable                 86             79
  - Allowances                                                   (81,298)       (85,588)
                                                             -----------    -----------
  FIXED ASSETS                                                   871,269        743,132
                                                             -----------    -----------
  MISCELLANEOUS ASSETS                                            78,623        112,575
                                                             -----------    -----------
  INTANGIBLE ASSETS                                              566,979        448,318
                                                             -----------    -----------
  - Goodwill                                                      37,804         58,266
  - Organization and development expenses                        529,175        390,052
                                                             -----------    -----------
  UNALLOCATED ITEMS                                                5,744          9,161
                                                             -----------    -----------
  OTHER ASSETS                                                    38,852         17,882
                                                             -----------    -----------
TOTAL ASSETS                                                  24,735,790     22,828,738
                                                             ===========    ===========

The accompanying Notes 1 to 25 are an integral part of these consolidated financial statements.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
                      Supplementary Accounting Information
          Consolidated Balance Sheet as of December 31, 2008 and 2007.
                     (figures stated in thousands of pesos)

                                                                     12.31.08       12.31.07
                                                                   ------------   ------------
LIABILITIES
                                                                   ------------   ------------
  DEPOSITS                                                           14,056,134     13,165,621
                                                                   ------------   ------------
  - Non-financial public sector                                       1,290,958        193,911
  - Financial sector                                                    169,302        167,206
  - Non-financial private sector and residents abroad                12,595,874     12,804,504
    - Current Accounts                                                3,002,003      2,629,925
    - Savings Accounts                                                3,843,596      3,228,954
    - Time Deposits                                                   5,411,178      6,543,910
    - Investment accounts                                                   206            199
    - Other                                                             261,927        291,103
    - Accrued interest and quotation differences payable                 76,964        110,413
                                                                   ------------   ------------
  OTHER LIABILITIES RESULTING FROM FINANCIAL BROKERAGE                6,739,452      6,362,954
                                                                   ------------   ------------
  - Argentine Central Bank                                                1,682            698
    - Other                                                               1,682            698
  - Banks and international entities                                    941,483        717,316
  - Unsubordinated negotiable obligations                             1,886,138      2,190,231
  - Amounts payable for spot and forward purchases to be settled      1,014,120      1,273,308
  - Securities to be delivered under spot and forward sales
     to be settled                                                      363,640         30,734
  - Loans from domestic financial institutions                          248,550        213,039
    - Interbank loans (call money loans received)                             -         12,501
    - Other loans from domestic financial institutions                  245,630        199,191
    - Accrued interest payable                                            2,920          1,347
  - Balances from forward transactions without delivery of
     underlying asset to be settled                                       1,270              -
  - Other                                                             2,207,308      1,855,825
  - Accrued interest and quotation differences payable                   75,261         81,803
                                                                   ------------   ------------
  MISCELLANEOUS LIABILITIES                                             478,720        324,583
                                                                   ------------   ------------
  - Dividends payable                                                    16,147             40
  - Directors' and syndics' fees                                          4,946          4,343
  - Other                                                               457,627        320,200
                                                                   ------------   ------------
  PROVISIONS                                                            257,333        170,083
                                                                   ------------   ------------
  SUBORDINATED NEGOTIABLE OBLIGATIONS                                   986,969        855,258
                                                                   ------------   ------------
  UNALLOCATED ITEMS                                                      12,627          6,347
                                                                   ------------   ------------
  OTHER LIABILITIES                                                     112,606         71,800
                                                                   ------------   ------------
  MINORITY INTEREST IN CONSOLIDATED ENTITIES OR COMPANIES               246,204        217,587
                                                                   ------------   ------------
TOTAL LIABILITIES                                                    22,890,045     21,174,233
                                                                   ------------   ------------
SHAREHOLDERS' EQUITY                                                  1,845,745      1,654,505
                                                                   ------------   ------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY                           24,735,790     22,828,738
                                                                   ============   ============

The accompanying Notes 1 to 25 are an integral part of these consolidated financial statements.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
                      Supplementary Accounting Information
                        Consolidated Memorandum Accounts
                        As of December 31, 2008 and 2007.
                     (figures stated in thousands of pesos)

                                                                     12.31.08       12.31.07
                                                                   ------------   ------------
DEBIT                                                                21,933,364     19,965,718
                                                                   ============   ============
  CONTINGENT                                                          6,927,043      6,781,309
                                                                   ------------   ------------
  - Loans obtained (unused balances)                                     28,653        199,775
  - Guarantees received                                               5,008,038      5,112,668
  - Others not included in the debtor classification regulations         23,140         22,687
  - Contingencies re. contra items                                    1,867,212      1,446,179
                                                                   ------------   ------------
  CONTROL                                                             8,291,363      9,543,858
                                                                   ------------   ------------
  - Uncollectible loans                                                 620,400        545,848
  - Other                                                             7,301,237      8,637,351
  - Control re. contra items                                            369,726        360,659
                                                                   ------------   ------------
  DERIVATIVES                                                         6,205,152      2,782,512
                                                                   ------------   ------------
  - "Notional" value of forward transactions without delivery
      of underlying asset                                             3,350,404      1,740,332
  - Derivatives re. contra items                                      2,854,748      1,042,180
                                                                   ------------   ------------
  TRUST ACCOUNTS                                                        509,806        858,039
                                                                   ------------   ------------
  - Trust funds                                                         509,806        858,039
                                                                   ------------   ------------
CREDIT                                                               21,933,364     19,965,718
                                                                   ============   ============
  CONTINGENT                                                          6,927,043      6,781,309
                                                                   ------------   ------------
  - Loans granted (unused balances)                                   1,003,449        827,851
  - Guarantees granted to the Argentine Central Bank                      2,522              -
  - Other guarantees granted included in the debtor
     classification regulations                                         208,851        139,692
  - Other guarantees granted not included in the debtor
     classification regulations                                         395,262        236,668
  - Others included in the debtor classification regulations            226,556        200,466
  - Others not included in the debtor classification regulations         30,572         41,502
  - Contingencies re. contra items                                    5,059,831      5,335,130
                                                                   ------------   ------------
  CONTROL                                                             8,291,363      9,543,858
                                                                   ------------   ------------
  - Checks and drafts to be credited                                    369,531        360,481
  - Other                                                               273,185        277,068
  - Control re. contra items                                          7,648,647      8,906,309
                                                                   ------------   ------------
  DERIVATIVES                                                         6,205,152      2,782,512
                                                                   ------------   ------------
  - "Notional" value of put options written                             144,650        162,336
  - "Notional" value of forward transactions without delivery of
     underlying asset                                                2,879,295        879,844
  - Derivatives re. contra items                                      3,181,207      1,740,332
                                                                   ------------   ------------
  TRUST ACCOUNTS                                                        509,806        858,039
                                                                   ------------   ------------
  - Trust liabilities re. contra items                                  509,806        858,039
                                                                   ============   ============

The accompanying Notes 1 to 25 are an integral part of these consolidated financial statements.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
                      Supplementary Accounting Information
                          Consolidated Income Statement
                For the fiscal year commenced January 1, 2008 and
          ended December 31, 2008, presented in comparative format with the previous fiscal year.
                     (figures stated in thousands of pesos)

                                                                     12.31.08       12.31.07
                                                                   ------------   ------------
FINANCIAL INCOME                                                      2,559,351      1,997,886
                                                                   ------------   ------------
  - Interest on cash and due from banks                                   8,765         14,895
  - Interest on loans to the financial sector                             3,896          3,345
  - Interest on advances                                                182,804        111,299
  - Interest on promissory notes                                        440,490        294,154
  - Interest on mortgage loans                                          126,543         98,364
  - Interest on pledge loans                                             14,998         12,408
  - Interest on credit card loans                                       656,477        431,790
  - Interest on other loans                                             317,501        202,771
  - Net income from government and corporate securities                 238,098        241,303
  - Interest on other receivables resulting from financial
     brokerage                                                           33,994         36,231
  - Net income from secured loans - Decree No. 1387/01                   59,851         79,709
  - CER adjustment                                                      123,948        205,145
  - Quotation differences on gold and foreign currency                   77,898         87,957
  - Other                                                               274,088        178,515
                                                                   ------------   ------------
FINANCIAL EXPENSES                                                    1,421,019      1,246,700
                                                                   ------------   ------------
  - Interest on current account deposits                                 21,641         16,377
  - Interest on savings account deposits                                  3,446          4,540
  - Interest on time deposits                                           757,699        521,096
  - Interest on interbank loans received (call money loans)               5,696          3,918
  - Interest on other loans from financial institutions                     774          1,946
  - Interest on other liabilities resulting from financial
     brokerage                                                          297,026        313,586
  - Interest on subordinated obligations                                101,424         94,660
  - Other interest                                                        3,313         45,848
  - CER adjustment                                                        9,249         66,984
  - Contributions made to Deposit Insurance Fund                         23,555         20,378
  - Other                                                               197,196        157,367
                                                                   ------------   ------------
GROSS FINANCIAL MARGIN                                                1,138,332        751,186
                                                                   ============   ============
PROVISIONS FOR LOAN LOSSES                                              395,389        255,502
                                                                   ------------   ------------
INCOME FROM SERVICES                                                  1,572,148      1,170,700
                                                                   ------------   ------------
  - Related to lending transactions                                     379,752        334,730
  - Related to borrowing transactions                                   370,181        293,308
  - Other commissions                                                    22,415         18,731
  - Other                                                               799,800        523,931
                                                                   ------------   ------------
EXPENSES FOR SERVICES                                                   384,280        257,604
                                                                   ------------   ------------
  - Commissions                                                         164,780        117,708
  - Other                                                               219,500        139,896
                                                                   ============   ============

The accompanying Notes 1 to 25 are an integral part of these consolidated financial statements.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
                      Supplementary Accounting Information
                          Consolidated Income Statement
                For the fiscal year commenced January 1, 2008 and
          ended December 31, 2008, presented in comparative format with the previous fiscal year.
                     (figures stated in thousands of pesos)

                                                                     12.31.08       12.31.07
                                                                   ------------   ------------
ADMINISTRATIVE EXPENSES                                               1,781,078      1,286,324
                                                                   ------------   ------------
  - Personnel expenses                                                  966,213        670,587
  - Directors' and Syndics' fees                                          8,153          6,415
  - Other fees                                                           56,938         42,939
  - Advertising and publicity                                           146,496        113,809
  - Taxes                                                               103,998         70,393
  - Depreciation of fixed assets                                         61,910         49,952
  - Amortization of organization expenses                                37,950         35,640
  - Other operating expenses                                            249,219        190,616
  - Other                                                               150,201        105,973
                                                                   ------------   ------------
NET INCOME FROM FINANCIAL BROKERAGE                                     149,733        122,456
                                                                   ============   ============
MINORITY INTERESTS RESULT                                               (35,812)       (32,119)
                                                                   ------------   ------------
MISCELLANEOUS INCOME                                                    498,859        273,503
                                                                   ------------   ------------
  - Net income from equity investments                                   56,764          1,957
  - Penalty interests                                                     4,429          1,988
  - Loans recovered and allowances reversed                             103,992         95,969
  - CER adjustment                                                           28              8
  - Other                                                               333,646        173,581
                                                                   ------------   ------------
MISCELLANEOUS LOSSES                                                    361,947        246,337
                                                                   ------------   ------------
  - Penalty interests and charges in favor of the Argentine
     Central Bank                                                            17             15
  - Loan loss provisions for miscellaneous receivables and other
     provisions                                                         161,703         48,151
  - CER adjustment                                                           31             35
  - Amortization of differences arising from court resolutions           39,545        108,667
  - Depreciation and losses from miscellaneous assets                     1,405            627
  - Amortization of goodwill                                             20,462         19,687
  - Other                                                               138,784         69,155
                                                                   ------------   ------------
NET INCOME BEFORE INCOME TAX                                            250,833        117,503
                                                                   ------------   ------------
INCOME TAX                                                               74,014         71,466
                                                                   ------------   ------------
NET INCOME FOR THE FISCAL YEAR                                          176,819         46,037
                                                                   ============   ============

The accompanying Notes 1 to 25 are an integral part of these consolidated financial statements.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
                      Supplementary Accounting Information
                  Consolidated Statement of Cash Flows and Cash
       Equivalents For the fiscal year commenced January 1, 2008 and ended
      December 31, 2008, presented in comparative format with the previous fiscal year.
                     (figures stated in thousands of pesos)

                                                                     12.31.08       12.31.07
                                                                   ------------   ------------
CHANGES IN CASH AND CASH EQUIVALENTS (Note 22)
  - Cash at beginning of fiscal year                                  3,766,207      4,988,198
  - Cash at fiscal year-end                                           4,795,383      3,766,207
                                                                   ------------   ------------
Increase / (Decrease) in cash (in constant currency)                  1,029,176     (1,221,991)
                                                                   ============   ============
REASONS FOR CHANGES IN CASH (IN CONSTANT CURRENCY)
Operating activities
Net collections/(payments) for:
- Government and corporate securities                                   499,705      2,032,639
- Loans
  - To the financial sector                                               3,006          2,961
  - To the non-financial public sector                                   56,683      1,392,479
  - To the non-financial private sector and residents abroad          1,443,563     (1,980,668)
- Other receivables resulting from financial brokerage                    2,332        104,446
- Assets under financial leases                                          (6,918)      (103,549)
- Deposits
  - To the financial sector                                               2,096         12,903
  - To the non-financial public sector                                   68,369        129,989
  - To the non-financial private sector and residents abroad           (149,770)     1,622,299
- Other liabilities from financial brokerage
  - Financing from the financial sector
    - Interbank loans - (call money loans received)                     (18,196)       (91,418)
  - Other (except from liabilities included in financing
     activities)                                                        (92,495)       (67,843)
Collections related to income from services                           1,834,355      1,269,539
Payments related to expenses for services                              (456,749)      (300,232)
Administrative expenses paid                                         (1,785,548)    (1,212,426)
Payment of organization and development expenses                       (135,108)       (82,352)
Collection for penalty interests, net                                     4,412          1,973
Differences arising from court resolutions paid                         (74,146)       (18,470)
Collection of dividends from other companies                             56,153          3,982
Other collections related to miscellaneous profits and losses           175,500        111,277
Net collections / (payments) for other operating activities
  - Other receivables and miscellaneous liabilities                     (92,684)       (57,146)
  - Other operating activities, net                                      96,992         67,627
Income tax and minimum presumed income tax payment                      (84,140)       (64,767)
                                                                   ------------   ------------
Net cash flow generated by operating activities                       1,347,412      2,773,243
                                                                   ============   ============
Investment activities
Payments for fixed assets, net                                          (97,067)       (71,421)
Payments for miscellaneous assets, net                                  (61,221)       (71,634)
Payments for equity investments                                          (5,063)        (1,698)
Collections for equity investments                                       10,421              -
                                                                   ------------   ------------
Net cash flows used in investment activities                           (152,930)      (144,753)
                                                                   ============   ============

The accompanying Notes 1 to 25 are an integral part of these consolidated financial statements.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
                      Supplementary Accounting Information
            Consolidated Statement of Cash Flows and Cash Equivalents
       (Continued) For the fiscal year commenced January 1, 2008 and ended
      December 31, 2008, presented in comparative format with the previous fiscal year.
                     (figures stated in thousands of pesos)

                                                         12.31.08     12.31.07
                                                        ----------   ----------
Financing activities
Net collections/(payments) for:
- Unsubordinated negotiable obligations
   Argentine Central Bank:                                (564,978)    (995,488)
- Other                                                        984   (2,750,536)
-  Banks and international entities                        255,115     (113,268)
-  Subordinated obligations                                (51,873)     (51,930)
-  Loans from domestic financial institutions               47,186       16,793
Capital contributions                                            -          299
Distribution of dividends                                   (1,404)      (5,517)
                                                        ----------   ----------
Net cash flows used in financing activities               (314,970)  (3,899,647)
                                                        ==========   ==========
Financial results and by holding of cash and cash
 equivalents (including interest and monetary result)      149,664       49,166
                                                        ==========   ==========
Increase / (Decrease) in cash, net                       1,029,176   (1,221,991)
                                                        ==========   ==========

The accompanying Notes 1 to 25 are an integral part of these consolidated financial statements.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
                      Supplementary Accounting Information
                 Notes to the Consolidated Financial Statements
             for the fiscal years ended December 31, 2008 and 2007.
 (figures stated in thousands of pesos ($) and thousands of U.S. dollars (US$))

NOTE 1:   PRESENTATION OF CONSOLIDATED FINANCIAL STATEMENTS

The consolidated Financial Statements are presented in line with the provisions of Argentine Central Bank's ("B.C.R.A.") Communique "A" 3147 and supplementary regulations regarding financial reporting requirements for the publication of quarterly and annual financial statements, with the guidelines of Technical Pronouncement Nos. 8 and 19 of the Argentine Federation of Professional Councils in Economic Sciences ("F.A.C.P.C.E.") and with the guidelines of the General Resolution No. 434/03 of the National Securities Commission ("C.N.V."). These financial statements include the balances corresponding to the operations carried out by Grupo Financiero Galicia S. A. (the Company) and its subsidiaries located in Argentina and abroad and form part of said Company's annual financial statements as supplementary information, reason for which they should be read in conjunction with them.

These financial statements reflect the effects of the changes in the purchasing power of the currency up to February 28, 2003, by following the restatement method established by Technical Resolution No. 6 of "F.A.C.P.C.E". In line with Argentine Central Bank's Communique "A" 3921, Decree No. 664/03 of the National Executive Branch and General Resolution No. 441/03 of the C.N.V., the Company discontinued the application of that method and therefore did not recognize the effects of the changes in the purchasing power of the currency originated after March 1, 2003.

Resolution M.D. No. 41/03 of the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires (C.P.C.E.C.A.B.A) established the discontinuation of the recognition of the changes in the purchasing power of the currency, effective October 1, 2003.

NOTE 2:   ACCOUNTING STANDARDS

The most relevant accounting standards used in preparing the consolidated financial statements are listed below:

a. Consolidation of Financial Statements

The financial statements of Grupo Financiero Galicia S.A. have been consolidated on a line-by-line basis with those of Banco de Galicia y Buenos Aires S.A., Net Investment S.A., Galicia Warrants S.A., Sudamericana Holding S.A. and Galval Agente de Valores S.A. and GV Mandataria de Valores S. A. (See Note 3 to the consolidated financial statements).

Banco de Galicia y Buenos Aires S.A. is the Company's main equity investment, a financial institution subject to the Argentine Central Bank regulations. For this reason, the Company has adopted the valuation and disclosure criteria applied by Banco de Galicia y Buenos Aires S.A.

Banco de Galicia y Buenos Aires S. A.'s consolidated financial statements include the balances of its subsidiaries abroad: Banco Galicia Uruguay S. A. and Galicia (Cayman) Limited. The conversion into pesos of these subsidiaries' accounting balances was made according to the following:

a. Assets and liabilities were converted into pesos according to item b.1.
b. Allotted capital has been computed for the actually disbursed restated amounts.
c. Accumulated earnings were determined by the difference among assets, liabilities and the allotted capital.
d. Earnings for the fiscal year were determined by the difference between the accumulated earnings at the beginning of the fiscal year and the accumulated earnings at the end of the period. The balances of income statement accounts were converted into pesos applying the monthly average exchange rates recorded in each month of this fiscal year.
e. Significant items arising from intercompany transactions, not involving third parties, have been eliminated from the Balance Sheet and the Income Statement.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           Notes to the Consolidated Financial Statements (continued)
 (figures stated in thousands of pesos ($) and thousands of U.S. dollars (US$))

NOTE 2:   (continued)

b. Consistency of accounting principles
Accounting principles applied to the financial statements of Net Investment S.A., Galicia Warrants S.A., Sudamericana Holding S.A. and Galval Agente de Valores S.A. and GV Mandataria de Valores S. A., are similar to those applied by the Company (See Note 1 to the financial statements).

The main valuation criteria applied by Banco de Galicia y Buenos Aires S.A. are listed below:

b.1. - Foreign currency assets and liabilities
These are stated at the U.S. dollar exchange rate set by the Argentine Central Bank, at the close of operations on the last business day of each month.

As of December 31, 2008 and December 31, 2007, balances in U.S. dollars were converted applying the reference exchange rate (figures stated in pesos $ 3.4537 and $ 3.1510, respectively) set by the Argentine Central Bank.

Assets and liabilities valued in foreign currencies other than the U.S. dollar have been converted into the latter currency using the swap rates informed by the Argentine Central Bank.

b.2. - Gold bullion
Gold bullion is valued at the most recent U.S. dollar closing selling quotation for the troy ounce on the London Market, net of estimated direct selling costs.

The procedure referred in item b.1. has been applied for conversion into local currency.

b. 3. - Government and corporate securities b.3.a. - Government securities
I) Holdings of securities in investment accounts:
These include Boden 2012 received within the scope of Sections 28 and 29 of Decree No. 905/02 recorded at their "technical value".

The same criterion was applied to holdings of such bonds used in repo transactions recorded under "Other Receivables Resulting from Financial Brokerage" and "Miscellaneous Receivables".

Had these securities been marked to market, as of December 31, 2008 and December 31, 2007, Banco de Galicia y Buenos Aires S.A' Shareholders' equity would have been reduced by approximately $ 1,097,375 and $ 306,460 respectively.

It is worth mentioning that during the last few months, capital markets, both international and domestic, have showed great volatility in the listed price of debt securities and stock securities. Consequently, the closing price for the above-mentioned securities as of the date of these financial statements also reflects this circumstance. (See Note 24).

II) Holdings of trading securities:
These are recorded at the closing price for each class of securities at fiscal year end, plus the value of amortization and interest coupons due and receivable, less estimated selling costs, when applicable.

III) Unlisted securities:
In due time, Banco de Galicia y Buenos Aires S.A. decided to participate in the exchange offered by the National Government, within the framework of the Argentine debt restructuring, and opted to exchange its holdings of "Medium-Term External Notes," Series 74 and 75, with a face value of US$ 280,471, for "Discount Bonds in Pesos" and "GDP-Linked Negotiable Securities" issued under the conditions established by Decree No. 1735/04.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           Notes to the Consolidated Financial Statements (continued)
 (figures stated in thousands of pesos ($) and thousands of U.S. dollars (US$))

NOTE 2:   (continued)

As established in that Decree, acceptance of this offer implied receiving new debt instruments for an original principal amount equal to 33.7% of the non-amortized principal as of December 31, 2001, plus past due and unpaid interest up to that date.

As of December 31, 2008 and December 31, 2007, the securities received have been recorded at the lowest of the total future nominal cash payments up to maturity, specified by the terms and conditions of the new securities, and the carrying value of the securities tendered as of March 17, 2005, which was equal to the present value of the Secured Bonds' cash flows at that date.

This valuation is reduced by the amount of perceived payments and accrued interest is not recognized. As of December 31, 2008, holdings of such bonds are mainly used in repo transactions. Had these securities been marked to market, as of December 31, 2008 and December 31, 2007, Banco de Galicia y Buenos Aires S.A' Shareholders' equity would have been reduced by approximately $ 470,372 and $ 318,025 respectively.

The closing price for these securities was also affected by the highly volatile capital markets, both international and domestic. (See Note 24).

IV) Securities issued by the Argentine Central Bank:
These are recorded at the closing listed price for each class of securities at the end of each fiscal year.

Holdings of unlisted securities were valued at their acquisition cost increased on an exponential basis according to their internal rate of return. These securities have recorded no significant differences with respect to their market value.

b.3.b. - Investments in listed corporate securities
These securities are valued at the fiscal year-end closing price, less estimated selling costs, when applicable.

b.4.- Secured loans - Decree No. 1387/01
In accordance with the Argentine Central Bank's regulations, secured loans have been recorded at the lowest of their "present value" and "technical value". The "present value" is defined as the "net present value" of a cash flow structure determined under contractual conditions and discounted at a rate set by the Argentine Central Bank which, as of December 31, 2008 was 9.6% per annum and, as of December 31, 2007, was 6.5% per annum.

The "technical value" is the adjusted amount of each instrument under contractual conditions.

Banco de Galicia y Buenos Aires S.A. had recognized in the income statement the effect resulting from the application of this criterion.

As of December 31, 2008, their estimated realizable value is lower than their book value by $ 259,290 approximately. The former value was obtained by calculating the present value of their future cash flow of amortization and interest, based on the market rate of debt instruments of the same issuer.

b.5. - Accrual of adjustments, interest, quotation differences, premiums on future transactions and variable income
For foreign and local currency transactions with a principal adjustment clause, as well as for those in which rates have been prearranged for terms up to 92 days, the accrual has been recognized on a linear basis. For local currency transactions at rates arranged for longer periods, interest has been accrued on an exponential basis.

For lending and borrowing transactions, according to the legal and/or contractual conditions that may be applicable, the adjustment by the Stabilization Coefficient of Reference (Coeficiente de Estabilizacion de Referencia) (C.E.R) has been accrued.

b.6. -  Debt securities and Participation Certificates in Financial Trusts

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           Notes to the Consolidated Financial Statements (continued)
 (figures stated in thousands of pesos ($) and thousands of U.S. dollars (US$))

NOTE 2:   (continued)

Debt securities added at par have been recorded at their technical value; the remaining holdings were valued at their cost increased according to their internal rate of return. Participation certificates in financial trusts are valued taking into account the share in the assets, net of liabilities that stem from the financial statements of the respective trusts.

b.7. - Unlisted negotiable obligations
Holdings of these securities are valued at their acquisition cost increased on an exponential basis according to their internal rate of return.

b.8. - Assets under financial leases
Assets under financial leases are stated at cost less accumulated amortization, adjusted by the C.E.R, where applicable.

b.9. - Equity investments
b.9.a. - In financial institutions, supplementary and authorized activities

Argentine:
Banco de Galicia y Buenos Aires S. A.'s equity investment in Banelco S. A. is valued under the equity method, based on this company's last financial statements available.

The rest of the companies with supplementary activities, in which Banco de Galicia y Buenos Aires S. A. has an equity investment, are valued at their acquisition cost restated as set forth in Note 1 to these financial statements, plus stock dividends and uncollected cash.

Banco de Galicia y Buenos Aires S.A. established an allowance for impairment of value for the amount by which it is estimated that the value of the investment in Compensadora Electronica S.A. exceeds the equity method value.

b.9.b. - Equity investments
Argentine:
These are stated at their acquisition cost restated as mentioned in Note 1 to these financial statements, plus stock dividends and uncollected cash.

An allowance for impairment of value has been established for the amount by which it is estimated that the value of the investments in Argencontrol S.A., Alfer S.A. (in liquidation), Galicia Inmobiliaria S.A. (in liquidation), Electrigal S.A., and Aguas Cordobesas S.A. exceed their equity method value.

Foreign:
These are stated at cost, plus stock dividends recognized at their face value.

For the conversion into local currency, the procedure referred to in item b.1. above was applied.

b.10. - Fixed assets and miscellaneous assets
Fixed assets and miscellaneous assets have been valued at their restated cost (see Note 1 above), plus the increase in value of the real estate property derived from a technical revaluation made in 1981, less accumulated depreciation.

The depreciation of these assets is determined based on their estimated useful lives, expressed in months. A full month's depreciation is recognized in the month in which an asset is acquired, while no depreciation is recognized in the month in which it is sold or retired, over a maximum of 600 months for real estate property, 120 months for furniture and fittings and 60 months for the rest of assets.

The residual value of the assets, taken as a whole, does not exceed their economic utilization value.

b.11.- Other miscellaneous assets

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           Notes to the Consolidated Financial Statements (continued)
 (figures stated in thousands of pesos ($) and thousands of U.S. dollars (US$))

NOTE 2:   (continued)

These assets are valued at their restated acquisition cost (see Note 1 above), less the corresponding accumulated depreciations.

For those miscellaneous assets earmarked for sale, the effects of the changes in the purchasing power of the currency as from January 1, 2002 have not been given accounting recognition. The depreciation charge for these assets is calculated following the same criterion as that mentioned in item b.10. above.

b.12. - Intangible assets
Intangible assets have been valued at their restated acquisition cost (see Note 1 above), less the corresponding accumulated amortization, calculated proportionally over the estimated number of months of useful life.

Amortization has been recognized on a straight-line basis over a maximum of 120 months for "Goodwill" and over a maximum of 60 months for "Organization and Development Expenses".

Effective March 2003, the Argentine Central Bank established that the difference resulting from compliance with court resolutions made in lawsuits filed challenging the current regulations applicable to deposits with the financial system, within the framework of the provisions of Law No. 25561, Decree No. 214/02 and supplementary regulations, must also be recorded under this caption, the amortization of which must take place in a maximum of 60 equal, monthly and consecutive installments as from April 2003. (See Note 16.1 to the consolidated financial statements).

Effective December 2005, through Communique "A" 4439 and supplementary ones, the Argentine Central Bank authorized those financial institutions who have granted, as from that date, new commercial loans with an average life of more than 2 years, to defer the charge to income related to the above-mentioned amortization. The maximum amount to be deferred cannot exceed 50% of the new commercial loans' growth nor 10% of the financial institutions'computable regulatory capital ("RPC" as per its initials in Spanish). In addition, banks will not be able to reduce the rest of their commercial loan portfolio. This methodology is applied until December 2008; and as from January 2009 the balance recorded as deferred amortizations will begin to be amortized in up to 36 monthly, equal and consecutive installments.

As of December 31, 2008 and December 31, 2007, the accumulated amount of deferred amortizations is $ 209,661 and $ 179,041 respectively.

b.13. - Allowances for loan losses and provisions for contingent commitments These have been established based upon the estimated default risk of Banco de Galicia y Buenos Aires S.A. credit portfolio, which results from an evaluation of debtors' compliance with their payment obligations, their economic and financial condition, and the guarantees securing their related transactions, in line with the Argentine Central Bank regulations.

b.14. - Income tax
The income tax charge reported by Banco de Galicia y Buenos Aires S.A. has been determined in accordance with the Argentine Central Bank regulations, which do not consider the application of the deferred tax method. As of December 31, 2008, Banco de Galicia y Buenos Aires S.A. recorded no income tax charge because, as of that date, it estimated it had incurred in a tax loss.

b.15. - Minimum presumed income tax
Pursuant to Section 13 set forth in Law No. 25,063 as amended by Law No. 25,360, if the minimum presumed income tax were to exceed income tax in a given fiscal year, such excess may be computed as a payment on account of the income tax that could be generated in any of the next ten fiscal years.

The recognition of this deferred asset and its realization stem from the ability to generate sufficient future taxable income for offsetting purposes, in accordance with projections prepared in conformity with the Argentine Central Bank regulations.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           Notes to the Consolidated Financial Statements (continued)
 (figures stated in thousands of pesos ($) and thousands of U.S. dollars (US$))

NOTE 2:   (continued)

Based on the aforementioned, as of December 31, 2008, Banco de Galicia y Buenos Aires S.A. has assets for $ 281,179.

In addition to the statement made in the preceding paragraphs, as of December 31, 2008, companies controlled by Banco de Galicia y Buenos Aires S.A. record an asset of $ 2,274 for the minimum presumed income tax, while as of December 31, 2007, this amount was $ 2,443.

b.16. Severance payments
Banco de Galicia y Buenos Aires S.A. directly charges severance payments to expenses.

The amounts that the Bank may possibly have to pay for labor lawsuits are covered by a provision, which is recorded under "Liabilities - Provisions for Severance Payments".

b.17. Accounting estimates
The preparation of financial statements at a given date requires Banco de Galicia y Buenos Aires S. A.'s management to make estimates and assessments regarding the determination of the amount of assets and liabilities; contingent assets and liabilities, as well as the income and expenses recorded for the fiscal years. Therefore, the Bank's management makes estimates in order to calculate, at any given moment, for example, the recoverable value of assets, the allowances for loan losses and provisions for other contingencies, the depreciation charges and the income tax charge. Future actual results may differ from estimates and assessments made at the date these financial statements were prepared.

c. Differences between the Argentine Central Bank's regulations and Argentine GAAP in the Autonomous City of Buenos Aires.
The C.P.C.E.C.A.B.A passed Resolutions C.D. No. 93/05 and 42/06, which adopt Technical Pronouncements 6 to 23 issued by the F.A.C.P.C.E. as the Argentine GAAP; said resolutions were amended with the purpose of unifying the Argentine GAAP and the interpretation of accounting and auditing standards 1 to 4. On December 29, 2005 and December 14, 2006, the C.N.V. approved said resolutions with certain amendments.

At the date these financial statements were prepared, the Argentine Central Bank has not yet adopted these regulations. For this reason, Banco de Galicia y Buenos Aires S.A. has prepared its financial statements without considering certain valuation and disclosure criteria included in the Argentine GAAP in force in the Autonomous City of Buenos Aires.

The main differences between the Argentine Central Bank regulations and Argentine GAAP in the Autonomous City of Buenos Aires are detailed below:

c.1. Accounting for income tax according to the deferred tax method
Banco de Galicia y Buenos Aires S.A. determines the income tax charge by applying the enacted tax rate to the estimated taxable income, without considering the effect of any temporary differences between accounting and tax results.

Pursuant to the Argentine GAAP in force in the Autonomous City of Buenos Aires, the income tax must be recognized using the deferred tax method and, therefore, deferred tax assets or liabilities must be established based on the aforementioned temporary differences. In addition, unused tax loss carry-forwards or fiscal credits that may be offset against future taxable income should be recognized as deferred assets, provided that taxable income is likely to be generated.

The application of this criterion based on projections prepared by Banco de Galicia y Buenos Aires S.A., would determine deferred tax assets as of December 31, 2008, amounting to $ 396,702.

c.2. Valuation of assets with the non-financial public and private sectors c.2.1.- Domestic Secured Loans

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           Notes to the Consolidated Financial Statements (continued)
 (figures stated in thousands of pesos ($) and thousands of U.S. dollars (US$))

NOTE 2:   (continued)

As of December 31, 2008 and December 31, 2007, Banco de Galicia y Buenos Aires S.A. valued its holdings in Secured Loans at the lower of present or technical value, as established by the Argentine Central Bank.

Pursuant to the provisions of Resolution C.D. No.290/01 of the C.P.C.E.C.A.B.A, the restructured assets should have been valued based upon the respective market quotations of the securities exchanged as of November 6, 2001, which as from that date are considered to be the acquisition cost, if it corresponds, plus interest accrued at the internal rate of return until the closing date of each period.

As of December 31, 2008, their estimated realizable value is lower than their book value by $ 259,290 approximately.

c.2.2. - Financial reporting of effects generated by court resolutions on deposits
As disclosed in Note 16.1 to the consolidated financial statements, as of December 31, 2008, Banco de Galicia y Buenos Aires S.A. records an asset for $ 316,874 under "Intangible Assets - Organization and Development Expenses", on account of the residual value of the differences resulting from compliance with court resolutions on reimbursement of deposits within the framework of Law No. 25561, Decree No. 214/02 and supplementary regulations. Argentine GAAP admit the registration of such asset and of the corresponding allowance, based on the best estimate of the recoverable amounts.

c.2.3. - Compensation pursuant to Sections 28 and 29 of Decree No. 905/02 of the National Executive Branch
As of December 31, 2008 and December 31, 2007, BODEN 2012 resulting from the compensation set forth by Sections 28 and 29 of Decree No. 905/02 issued by the National Executive Branch have been valued at their technical value, as stated in item b.3.a.I) above.

Pursuant to the Argentine GAAP in force in the Autonomous City of Buenos Aires, the above-mentioned assets must be valued at their current value. As of December 31, 2008, the market value of the "BODEN 2012" is approximately 54% of its technical value.

c.2.4. - Allowances for receivables from the non-financial public sector
Current regulations issued by the Argentine Central Bank on the establishment of allowances provide that credits against public sector are not subject to allowances for loan losses. Pursuant to Argentine GAAP, those allowances must be estimated based on the recoverability risk of assets.

c.2.5. - Discount Bonds and GDP-Linked Negotiable Securities
Pursuant to Argentine GAAP, these assets must be valued separately and at their closing price, less estimated selling costs. The above item b.3.a.III) states the effect resulting from the differences in the valuation criteria.

c.3. Conversion of financial statements
The conversion into pesos of the financial statements of the foreign subsidiaries for the purpose of their consolidation with Banco de Galicia y Buenos Aires S.A.'s financial statements, made in accordance with the Argentine Central Bank regulations, differs from Argentine GAAP (Technical Pronouncement No. 18). Argentine GAAP require that:

a) The measurements in the financial statements to be converted into pesos that are stated in period-end foreign currency (current values, recoverable values) be converted at the exchange rate of the financial statements' date; and

b) The measurements in the financial statements to be converted into pesos that are stated in foreign currency of periods predating the closing date (for example: those which represent historical costs, income, expenses) be converted at the relevant historical exchange rates, restated at fiscal year-end currency, when applicable due to the application of Technical Pronouncement No.17. Quotation differences arising from conversion of the financial statements shall be treated as financial income or losses, as the case may be.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           Notes to the Consolidated Financial Statements (continued)
 (figures stated in thousands of pesos ($) and thousands of U.S. dollars (US$))

NOTE 2:   (continued)

The application of this criterion does not have a significant impact on Banco de Galicia y Buenos Aires S. A.'s consolidated financial statements.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           Notes to the Consolidated Financial Statements (continued)
 (figures stated in thousands of pesos ($) and thousands of U.S. dollars (US$))

NOTE 2:   (continued)

c.4. Restructured loans and liabilities
Pursuant to the regulations issued by the Argentine Central Bank, Banco de Galicia y Buenos Aires S.A. recorded restructured loans and financial obligations based on the actually restructured principal amounts plus accrued interest and capital adjustments, when applicable, minus collections or payments made.

Pursuant to Argentine GAAP, those restructured loans and liabilities, for which modification of original conditions imply a substitution of instruments, must be recorded on the basis of the best possible estimate of the amounts receivable or payable discounted at a market rate that reflects market evaluations on the time value of money and the specific risks of such assets and liabilities at the time of restructuring.

NOTE 3:   BASIC INFORMATION ON CONSOLIDATED CONTROLLED COMPANIES

The basic information regarding Grupo Financiero Galicia S. A.'s controlled companies is presented in Note 11 and Schedule C to these individual financial statements.

Grupo Financiero Galicia S.A. directly holds 87.50% of the capital stock and voting rights of Net Investment S.A., Galicia Warrants S.A. and Sudamericana Holding S.A.; while its controlled company, Banco de Galicia y Buenos Aires S.A., holds the remaining 12.50% of the capital stock and voting rights of those companies. Furthermore, Grupo Financiero Galicia S. A. directly holds 90.00% of the capital stock and voting rights of GV Mandataria de Valores S.A.; while its controlled company Galval Agente de Valores S. A. holds the remaining 10.00% of the capital stock and voting rights of said company.

Sudamericana Holding S.A's results have been adapted to cover a twelve-month period as of September 30, 2008, for consolidation purposes. This Company's financial statements have been consolidated on a line-by-line basis with the financial statements of Galicia Retiro Cia. de Seguros S.A., Galicia Seguros S.A. (formerly known as Galicia Vida Cia. de Seguros S.A.) and Sudamericana Asesores de Seguros S.A.

Banco de Galicia y Buenos Aires S.A.'s consolidated financial statements include the assets, liabilities, and results of the controlled companies, either directly and indirectly, detailed below:

                                             As of December 31, 2008
------------------------------------------------------------------------------------------------------------------
                                                          Shares                       Percentage held in
                                               ------------------------------   ----------------------------------
Issuing company                                   Class           Number         Total Capital     Possible Votes
--------------------------------------------   ----------   -----------------   ---------------   ----------------
Banco Galicia Uruguay S.A. (*)                  Ordinary            2,591,600          100.0000           100.0000
Tarjetas Regionales S.A.                        Ordinary          207,586,358          100.0000           100.0000
Galicia Factoring y Leasing S.A.                Ordinary            1,889,700           99.9800            99.9800
Galicia Valores S.A. Sociedad de Bolsa          Ordinary              999,996           99.9900            99.9900
Galicia Administradora de Fondos S.A.
 Sociedad Gerente de Fondos Comunes
 de Inversion                                   Ordinary               20,000          100.0000           100.0000
Tarjetas Cuyanas S.A.                           Ordinary            1,939,970           60.0000            60.0000
Tarjeta Naranja S.A.                            Ordinary                1,920           80.0000            80.0000
Tarjetas del Mar S.A.                           Ordinary            1,157,672           99.9950            99.9950
Cobranzas Regionales S.A.                       Ordinary                7,754           77.5400            77.5400
Galicia Pension Fund S.A.                       Ordinary              900,000          100.0000           100.0000
Tarjeta Naranja Dominicana S.A.                 Ordinary            1,072,360           39.9998            39.9998
Galicia (Cayman) Limited                        Ordinary           68,535,621          100.0000           100.0000

----------
(*) Shares stated at face value of 1,000 Uruguayan pesos.

                          Grupo Financiero Galicia S.A.
              "Sociedad no adherida al Regimen Estatutario Optativo
                  de Oferta Publica de Adquisicion Obligatoria"
            Notas a los Estados Contables Consolidados (Continuacion)
                      (cifras expresadas en miles de pesos)

NOTA 3:   (Continuacion)

                                             As of December 31, 2007
------------------------------------------------------------------------------------------------------------------
                                                          Shares                       Percentage held in
                                               ------------------------------   ----------------------------------
Issuing company                                   Class           Number         Total Capital     Possible Votes
--------------------------------------------   ----------   -----------------   ---------------   ----------------
Banco Galicia Uruguay S.A. (*)                  Ordinary            2,591,600          100.0000           100.0000
Tarjetas Regionales S.A.                        Ordinary          207,586,358          100.0000           100.0000
Galicia Factoring y Leasing S.A.                Ordinary            1,889,700           99.9800            99.9800
Galicia Valores S.A. Sociedad de Bolsa          Ordinary              999,996           99.9900            99.9900
Galicia Administradora de Fondos S.A.
 Sociedad Gerente de Fondos Comunes
 de Inversion                                   Ordinary               20,000          100.0000           100.0000
Tarjetas Cuyanas S.A.                           Ordinary            1,939,970           60.0000            60.0000
Tarjeta Naranja S.A.                            Ordinary                1,920           80.0000            80.0000
Tarjetas del Mar S.A.                           Ordinary            1,157,672           99.9950            99.9950
Cobranzas Regionales S.A.                       Ordinary                7,754           77.5400            77.5400
Galicia Pension Fund S.A.                       Ordinary              900,000          100.0000           100.0000
Tarjeta Naranja Dominicana S.A.                 Ordinary            1,072,360           39.9998            39.9998
Galicia (Cayman) Limited                        Ordinary           68,535,621          100.0000           100.0000

----------
(*) Shares stated at face value of 1,000 Uruguayan pesos.

                                                  As of December 31, 2008
------------------------------------------------------------------------------------------------------------------
                                                                                 Shareholders'
Issuing company                                  Assets        Liabilities          equity           Net income
-------------------------------------------    ----------   -----------------   ---------------   ----------------
Banco Galicia Uruguay S.A.                        481,190             313,907           167,283             16,895
Tarjetas Regionales S.A.                          492,621               1,464           491,157             90,132
Galicia Factoring y Leasing S.A.                    5,944                 637             5,307                877
Galicia Valores S.A. Sociedad de Bolsa             24,924               9,410            15,514                780
Galicia Administradora de Fondos S.A.
 Sociedad Gerente de Fondos Comunes de
 Inversion                                          3,747               1,547             2,200                 15
Tarjetas del Mar S.A.                              50,518              26,275            24,243             (2,200)
Tarjeta Naranja S.A.                            2,225,742           1,757,210           468,532            111,083
Tarjetas Cuyanas S.A.                             450,062             351,631            98,431             25,808
Cobranzas Regionales S.A.                           2,991               1,596             1,395                (25)
Galicia Pension Fund S.A.                          14,111                  37            14,074                466
Tarjeta Naranja Dominicana S.A.                     7,431               1,497             5,934            (14,195)
Galicia (Cayman) Limited                          162,154                  41           162,113             13,038

                                                  As of December 31, 2007
------------------------------------------------------------------------------------------------------------------
                                                                                 Shareholders'
Issuing company                                  Assets        Liabilities          equity           Net income
-------------------------------------------    ----------   -----------------   ---------------   ----------------
Banco Galicia Uruguay S.A.                        579,415             442,208           137,207             27,105
Tarjetas Regionales S.A.                          393,012                 290           392,722             86,844
Galicia Factoring y Leasing S.A.                    4,773                 342             4,431                490
Galicia Valores S.A. Sociedad de Bolsa             36,839              22,105            14,734              1,125
Galicia Administradora de Fondos S.A.
 Sociedad Gerente de Fondos Comunes
 de Inversion                                       2,480                 295             2,185                164
Tarjetas desl Mar S.A.                             33,593              20,650            12,943                758
Tarjeta Naranja S.A.                            1,870,134           1,498,064           372,070            103,773
Tarjetas Cuyanas S.A.                             422,395             344,276            78,119             21,982
Cobranzas Regionales S.A.                           2,089                 670             1,419               (199)
Galicia Pension Fund S.A.                          12,440                  24            12,416                316
Tarjeta Naranja Dominicana S.A.                    21,876               1,747            20,129             (4,420)
Galicia (Cayman) Limited                          136,047                  37           136,010             25,028

The controlled companies' financial statements were adapted to the valuation and disclosure standards set by the Argentine Central Bank and cover the same period as that of Banco de Galicia y Buenos Aires S.A.'s financial statements.

                          Grupo Financiero Galicia S.A.
              "Sociedad no adherida al Regimen Estatutario Optativo
                  de Oferta Publica de Adquisicion Obligatoria"
            Notas a los Estados Contables Consolidados (Continuacion)
                      (cifras expresadas en miles de pesos)

NOTA 3:   (Continuacion)

Banco Galicia Uruguay S.A.'s financial statements include the balances of Banco Galicia Uruguay S.A. consolidated on a line-by-line basis with those of Galicia (Cayman) Limited, in which Banco Galicia Uruguay S.A. holds 65.3405% of its capital stock and Banco Galicia y Buenos Aires S.A. holds the remaining 34.6595%.

Galicia (Cayman) Limited's financial statements have been consolidated, in turn, with those of Galicia Pension Fund, in which Galicia (Cayman) Limited holds a 100% interest.

Tarjetas Regionales S. A.'s financial statements as of December 31, 2008, company in which Banco de Galicia y Buenos Aires S. A. holds 68.218548% and Galicia (Cayman) Limited holds the remaining 31.781452%, which were used for consolidation purposes, have in turn consolidated on a line-by-line basis with the financial statements of Tarjeta Naranja S. A., Tarjetas Cuyanas S. A. and Tarjetas del Mar S. A., in which Tarjetas Regionales S. A. holds a controlling interest. Percentages of direct controlling interest are as follows:

Issuing company                   12.31.08     12.31.07
------------------------------   ----------   ----------
Tarjetas Cuyanas S.A.                 60.00%      60.000%
Tarjetas del Mar S.A.                 99.99%      99.995%
Tarjeta Naranja S.A.                  80.00%      80.000%

Tarjeta Naranja S.A.'s financial statements have been consolidated with the financial statements of Cobranzas Regionales S.A., a company in which Tarjeta Naranja S. A. holds 87.7% of the voting stock and with the financial statements of Tarjeta Naranja Dominicana S.A., a company in which Tarjeta Naranja S.A. holds 49.9998% of the voting stock as of December 31, 2008.

Furthermore, Tarjetas Cuyanas S.A. holds a 12.3% interest in Cobranzas Regionales S.A.'s capital stock and voting rights.

NOTE 4:   MINORITY INTEREST IN CONSOLIDATED ENTITIES OR COMPANIES

The percentage of the controlled companies' shareholders' equity owned by third parties has been disclosed in the Balance Sheet, under the "Minority Interests in consolidated entities or companies" caption. The result of minority interest is disclosed in the Income Statement under "Minority Interests Results".

The minority interest percentages as of December 31, 2008 and December 31, 2007 are the following:

Issuing company                                    12.31.08     12.31.07
-----------------------------------------------   ----------   ----------
Banco de Galicia y Buenos Aires S.A.                 5.34081%     5.34081%
Net Investment S.A.                                  0.66760%     0.66760%
Sudamericana Holding S.A.                            0.66758%     0.66758%
Galicia Warrants S.A.                                0.66760%     0.66760%
Net Investment B.V.                                  0.66760%     0.66760%
Galicia Retiro Cia. de Seguros S.A. (*)              0.66769%     0.66769%
Galicia Seguros S.A. (ex Galicia Vida Cia.
 de Seguros S.A.) (*)                                0.66780%     0.66780%
Sudamericana Asesores de Seguros S.A. (*)            0.67315%     0.67315%

----------
(*) Minority interest determined based on the financial statements as of September 30, 2008 and September 30, 2007.

The minority interest percentages held by Banco de Galicia y Buenos Aires S.A. are listed below:

Issuing company                                    12.31.08     12.31.07
-----------------------------------------------   ----------   ----------
Galicia Valores S.A. Sociedad de Bolsa                0.0100%      0.0100%
Galicia Factoring y Leasing S.A.                      0.0200%      0.0200%
Tarjetas Cuyanas S.A.                                40.0000%     40.0000%
Tarjeta Naranja S.A.                                 20.0000%     20.0000%
Tarjetas del Mar S.A.                                 0.0050%      0.0050%
Cobranzas Regionales S.A.                            22.4600%     22.4600%
Tarjeta Naranja Dominicana S.A.                      60.0002%     60.0002%

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           Notes to the Consolidated Financial Statements (continued)
 (figures stated in thousands of pesos ($) and thousands of U.S. dollars (US$))

NOTE 5:   RESTRICTED ASSETS AND OTHER CONTINGENT LIABILITIES

Pursuant to the Argentine Central Bank regulations, Banco de Galicia y Buenos Aires S.A. shall maintain a monthly average liquidity level. Computable assets to meet minimum cash requirements are cash and the checking accounts opened at the Argentine Central Bank.

As of December 31, 2008, the balances registered as computable items are as follows:

Item                                            $           US$       Euros (*)
-----------------------------------------   ----------   ---------   ----------
Cash held in Banco de Galicia y Buenos
 Aires S.A.'s subsidiaries                     402,758      33,258      11,479
Cash held in valuables transportation
 companies and in transit                      258,914      33,222       7,448
Special escrow accounts at the Argentine
 Central Bank                                1,152,256     330,762           -
                                            ----------   ---------   ----------
Total computable items to meet minimum
 cash requirements                           1,813,928     397,242      18,927
                                            ==========   =========   ==========

----------
(*) Figures stated in thousands of U.S. dollars.

I) As of December 31, 2008, Banco de Galicia y Buenos Aires S. A.'s ability to dispose of the following assets was restricted as mentioned below:

a. Cash and due from banks, government securities and secured loans
The Bank has deposited $ 44,327 as a guarantee to third parties, $ 1,265,995 for margin requirements of repo transactions and $ 11,127 as collateral for transactions carried out at the Rosario Futures Exchange (Rofex) and $ 39,923 at the Mercado Abierto Electronico (MAE). Furthermore, secured loans for $ 211 are prevented from using as a result of a court order.

b. Special escrow accounts
Special escrow accounts have been opened at the Argentine Central Bank as collateral for transactions involving electronic clearing houses, checks for settling debts and other similar transactions, which, as of December 31, 2008 amounted to $ 258,444.

c. Deposits in favor of the Argentine Central Bank
- Unavailable deposits related to foreign exchange transactions for $ 533.
- Securities held in custody to act as register agent of book-entry mortgage securities for $ 2,522.

d. Equity investments
The item "Equity Investments" includes shares, the transfer of which is subject to the prior approval of the National or Provincial authorities, as applicable, under the terms of the concession contracts signed:

- Electrigal S.A.: 1,222,406.50 ordinary registered non-endorsable non-transferable shares.
- Aguas Cordobesas S.A.: 900,000 ordinary class E shares.

Banco de Galicia y Buenos Aires S.A., as a shareholder of Aguas Cordobesas S. A. and proportionally to its 10.833% interest, is jointly responsible before the Provincial State for the contractual obligations arising from the concession contract during the entire term thereof.

Should any of the other shareholders fail to comply with the commitments arising from their joint responsibility, Banco de Galicia y Buenos Aires S.A. may be forced to assume the unfulfilled commitment by the grantor, but only in the proportion and to the extent of the interest held by said Bank.

During September 2008, Banco de Galicia y Buenos Aires S. A.'s interest and credits against Aguas Argentinas S. A. and Aguas Provinciales de Santa Fe S. A. (in liquidation) were sold, therefore contingent obligations assumed regarding said investments have been extinguished. As of December 31, 2007, such interest was fully provisioned, while the provisions corresponding to the debtor's status in accordance with the applicable regulations have been established for the credits against these companies.

During fiscal year 2008, the Bank recorded a profit of $ 23,409 as a result of the above-mentioned transaction.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           Notes to the Consolidated Financial Statements (continued)
 (figures stated in thousands of pesos ($) and thousands of U.S. dollars (US$))

NOTE 5:   (continued)

e. Guarantees granted for direct obligations
As of December 31, 2008, Banco de Galicia y Buenos Aires S.A. has recorded $ 266,686 as collateral for credit lines granted by the IFC, and the related transactions have been allocated to the resources provided by the IFC.

As collateral for the requested funds, Banco de Galicia y Buenos Aires S. A. used secured loans for a face value of US$ 51,000, equivalent to a cash amount of $ 157,693, through the Argentine Central Bank, to the Subsecretaria de la Micro, Pequena y Mediana Empresa y Desarrollo Provincial destined to the financing of the Global Credit Program for Small and Medium Companies. As of December 31, 2008, balance of secured loans was $ 87,222.

Furthermore, as of December 31, 2008, Banco de Galicia y Buenos Aires S. A. used Boden 2012 for a face value of US$ 820 as collateral for the loans granted within the Credit Program to the Province of San Juan for the amount of $ 402.

f. Deposit certificates related to the entry of funds from abroad
In September 26, 2008, Banco de Galicia y Buenos Aires S. A. made a special deposit with Banco Patagonia S.A. regarding the entry of funds from abroad pursuant to the provisions set forth by Decree 616/05 for the amount of US$ 5,142. This deposit's due date shall be in September 2009.

As of December 31, 2007, the total amount of restricted assets for the aforementioned items was $ 1,131,075.

II) As of December 31, 2008, the ability of Banco de Galicia y Buenos Aires S.A. to dispose of the assets of its subsidiaries was restricted as follows:

a. Galicia Valores S.A. Sociedad de Bolsa:
As of December 31, 2008 and December 31, 2007, this Company holds three shares of Mercado de Valores de Buenos Aires S.A., which secure an insurance covering its transactions for $ 6,450.

b. Tarjetas Cuyanas S.A.:
As of December 31, 2008, the company's ability to dispose of time deposits for $580, and as of December 31, 2007 for $610, was restricted because these amounts were earmarked as guarantee for two collection agreements signed with the Revenue Board of the Province of Mendoza (Direccion General de Rentas de la Provincia de Mendoza) and Telefonica de Argentina, respectively.

The company has guaranteed the payment of a syndicated loan with a pledge over trust participation certificates. Moreover, there exists an additional guaranty to transfer part of the performing portfolio. Balance of principal plus accrued interests as of December 31, 2008 amounts to $ 31,087.

c. Tarjeta Naranja S.A.
Attachments in connection with lawsuits have been levied on current account deposits for $ 460. Furthermore, Tarjeta Naranja S.A. has paid $ 350 as guarantees regarding certain tax issues. These amounts shall not be available until such issues are resolved.

Furthermore, Tarjeta Naranja S.A. has guaranteed several loans from financial institutions, through the assignment of registered funds into escrow accounts. Said assignment shall be effective up to the total cancellation of the above-mentioned loans. Balance of the non-amortized principal as of December 31, 2008 corresponding to the loans guaranteed as explained above amounts to $199,200.

Moreover, pursuant to the agreement entered into with financial institutions and as collateral for the loans received, Tarjeta Naranja S.A. has agreed no to dispose of or lease any assets or levy any tax on such assets, for an amount higher than 25% of Tarjeta Naranja S. A.'s assets in some cases, and 15% of said company's shareholders equity. Balance of non-amortized principal as of December 31, 2008 amounts to $ 114,200.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           Notes to the Consolidated Financial Statements (continued)
 (figures stated in thousands of pesos ($) and thousands of U.S. dollars (US$))

NOTE 5:   (continued)

d. Banco Galicia Uruguay S.A.:
Under a fixed pledge agreement signed on July 24, 2003, and registered with the Registry of Property-Personal Property-Pledges Division of Montevideo-Uruguay, on August 5, 2003, Galicia Uruguay S.A.'s credit rights against all of its debtors have been pledged in favor of the holders of the transferable time-deposit certificates and/or negotiable obligations issued in compliance with the debt restructuring plan approved.

III) As of December 31, 2008, the Bank's ability to dispose of the following assets corresponding to Galval Agente de Valores S.A. was restricted as mentioned below:

On December 20, 2005, in compliance with the Regulations issued by the Securities and Exchange Commission of Uruguay, the above-mentioned Company made a deposit of 2,000,000 indexed units with the Uruguayan Central Bank. Said deposit has been pledged in favor of such Bank, as collateral for compliance with regulations governing the activities carried out by securities agents.

NOTE 6:   GOVERNMENT AND CORPORATE SECURITIES

Government and corporate securities listed below were classified pursuant to the Argentine Central Bank regulations.

As of December 31, 2008 and December 31, 2007, holdings of government and corporate securities were as follows:

                                                             12.31.08       12.31.07
                                                           ------------   ------------
Government Securities
Listed
Recorded at market value
Trading securities
  - Government bonds                                            362,716         38,991
  - Other                                                           430              -
                                                           ------------   ------------
Total trading securities                                        363,146         38,991
                                                           ------------   ------------
Recorded at cost after amortization
In investment accounts
  - Government bonds                                            542,876      1,303,437
  - Securities issued by the Argentine Central Bank               5,816              -
                                                           ------------   ------------
Total securities in investment accounts                         548,692      1,303,437
                                                           ------------   ------------
Securities issued by the Argentine Central Bank
  - Listed securities                                            29,965        312,383
  - Unlisted securities                                         520,239         36,374
                                                           ------------   ------------
Total securities issued by the Argentine Central Bank           550,204        348,757
                                                           ------------   ------------
Unlisted
  - Government bonds                                             69,772          1,872
                                                           ------------   ------------
Total unlisted securities                                        69,772          1,872
                                                           ------------   ------------
Total government securities                                   1,531,814      1,693,057
                                                           ------------   ------------
Corporate Securities
  - Corporate stock                                                   -              5
  - Negotiable obligations (listed)                                  56              -
  - Mortgage-backed securities                                        -            968
                                                           ------------   ------------
Total corporate securities                                           56            973
                                                           ------------   ------------
Total government and corporate securities                     1,531,870      1,694,030
                                                           ============   ============

NOTE 7:   LOANS

The lending activities carried out by Banco de Galicia y Buenos Aires S.A. are as follows:

a. Loans to the non-financial public sector: they are primarily loans to the National Government and to provincial governments.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           Notes to the Consolidated Financial Statements (continued)
 (figures stated in thousands of pesos ($) and thousands of U.S. dollars (US$))

NOTE 7:   (continued)

b. Loans to the financial sector: they represent loans to Banks and local financial institutions.

c. Loans to the non-financial private sector and residents abroad: they include the following types of loans:

-  Advances: short-term obligations issued in favor of customers.
-  Promissory notes: endorsed promissory notes, factoring.
- Mortgage loans: loans for the purchase of real estate properties for housing purposes, secured by such purchased real estate property or commercial loans secured by real estate mortgages.
- Pledge loans: loans in which a pledge is granted as collateral, as an integral part of the loan instrument.
-  Credit card loans: loans granted to credit card holders.
-  Personal loans: loans to natural persons.
- Other: this item primarily involves export prefinancing loans and short-term placements in banks abroad.

Pursuant to the Argentine Central Bank regulations, Banco de Galicia y Buenos Aires S.A. must disclose the breakdown of its loan portfolio to: the non-financial public sector, the financial sector and the non-financial private sector and residents abroad. Moreover, Banco de Galicia must disclose the type of collateral established on the applicable loans to the non-financial private sector.

As of December 31, 2008 and December 31, 2007, the classification of the loan portfolio was as follows:

                                                      12.31.08       12.31.07
                                                    ------------   ------------
Non-financial public sector                            1,373,642      1,265,466
Financial sector                                         148,115        110,028
Non-financial private sector and residents abroad     10,779,630     10,654,142
  - With preferred guarantees                          1,332,798      1,289,818
  - With other collateral                              1,546,237      1,864,482
  - With no collateral                                 7,900,595      7,499,842
                                                    ------------   ------------
Subtotal                                              12,301,387     12,029,636
Allowance for loan losses                               (526,801)      (428,607)
                                                    ------------   ------------
Total Income                                          11,774,586     11,601,029
                                                    ============   ============

Said loans were granted in the normal course of transactions with standard terms, interest rates, and collateral requirements.

NOTE 8:   EQUITY INVESTMENTS

As of December 31, 2008 and December 31, 2007, the breakdown of "Equity Investments" was a follows:

                                                            12.31.08      12.31.07
                                                           ----------    ----------
In financial institutions and supplementary and
 authorized activities
  - Banco Latinoamericano de Exportaciones S.A.                 1,712         1,562
  - Banelco S.A.                                                8,453         7,852
  - Mercado de Valores de Buenos Aires S.A.                     8,142         8,141
  - Visa Argentina S.A.                                         2,576           951
  - Other                                                         861         2,429
                                                           ----------    ----------
Total equity  investments in financial  institutions,
 supplementary and authorized activities                       21,744        20,935
                                                           ----------    ----------
In non-financial institutions
  - AEC S.A.                                                   14,244        10,656
  - Aguas Argentinas S.A.                                           -        23,370
  - Aguas Cordobesas S.A.                                       8,911         8,911
  - Aguas Provinciales de Santa Fe S.A.                             -        10,771
  - Electrigal S.A.                                             5,455         5,455
  - Other                                                       1,376         5,049
                                                           ----------    ----------
Total equity investments in non-financial institutions         29,986        64,212
                                                           ----------    ----------
Allowances                                                     (3,211)      (41,357)
                                                           ----------    ----------
Total equity investments                                       48,519        43,790
                                                           ==========    ==========

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           Notes to the Consolidated Financial Statements (continued)
 (figures stated in thousands of pesos ($) and thousands of U.S. dollars (US$))

NOTE 9:   INTANGIBLE ASSETS - GOODWILL

The following table shows the breakdown of goodwill per activity as of December 31, 2008 and December 31, 2007, respectively:

                                           12.31.08     12.31.07
                                          ----------   ----------
In banks                                      37,139       47,932
Companies issuing regional credit cards          665       10,334
                                          ----------   ----------
Total Income                                  37,804       58,266
                                          ==========   ==========

NOTE 10:  TRUST ACTIVITIES

a) Trust contracts for purposes of guaranteeing compliance with obligations:

Purpose: in order to guarantee compliance with contractual obligations, the parties to these agreements have agreed to deliver Banco de Galicia y Buenos Aires S.A., amounts as fiduciary property, to be invested according to the following detail:

                                                     Balance of Trust
                                                          Funds
 Date of Contract               Trustor                     $            Maturity Date(1)
------------------   ----------------------------   ------------------   ----------------
     12.29.05        Tecsan - Benito Roggio                          2        04.28.11
     04.10.07        Sullair                                         2        12.31.10
     10.25.07        Argensun                                        4        01.31.09
     02.12.08        Sinteplast                                    148        01.28.13
                                                    ------------------
                     Total                                         156
                                                    ==================

----------
(1) These amounts shall be released monthly until settlement date of trustor obligations or maturity date, whichever occurs first.

b) Financial trust contracts:

Purpose: to administer and exercise the fiduciary ownership of the trust assets until the redemption of debt securities and participation certificates:

                                                     Balance of Trust Funds
                                                    -----------------------
 Date of Contract               Trustor                 $            US$       Maturity Date
------------------   ----------------------------   ----------   ----------   ----------------
     03.10.05        Grobo I                               714            -     06.30.09 (3)
     07.13.05        Rumbo Norte I                       4,277           32     07.13.11 (3)
     10.12.05        Hydro I                            24,960            -     09.05.17 (2)
     08.10.06        Faid 2006/07                          179            -     02.28.09 (3)
     12.05.06        Faid 2011                          49,805            -     02.28.12 (3)
     12.06.06        Gas I                             392,050            -     06.30.11 (3)
     03.02.07        Agro Nitralco                       2,876            -     03.31.09 (3)
     03.29.07        Saturno V                              90            -     02.28.09 (3)
     05.11.07        Radio Sapienza V                       12            -     02.28.09 (3)
     06.08.07        Saturno VI                            870            -     06.30.09 (3)
     09.05.07        Saturno VII                         3,493            -     09.30.09 (3)
     11.22.07        Radio Sapienza VI                   5,737            -     01.12.11 (3)
     03.19.08        Saturno VIII                        5,931            -     03.31.09 (3)
     06.19.08        Saturno IX                          1,120            -     03.31.09 (3)
     05.06.08        Agro Nitralco II                   17,426            -     08.14.09 (3)
                                                    ----------   ----------
                     Totals                            509,540           32
                                                    ==========   ==========

----------
(2) These amounts shall be released monthly until redemption of debt securities.
(3) Estimated date, since maturity date shall occur at the time of the distribution of all of trust assets.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           Notes to the Consolidated Financial Statements (continued)
 (figures stated in thousands of pesos ($) and thousands of U.S. dollars (US$))

NOTE 11:  NEGOTIABLE OBLIGATIONS

Banco de Galicia y Buenos Aires S. A. has the following Negotiable Obligations outstanding issued under the following Global Programs:

                                                                                   Date of
  Authorized                                                    Term of          approval by
   Amount (*)           Type of Negotiable Obligations          Program     Shareholders' Meeting     Approval by C.N.V.
---------------   ------------------------------------------   ---------   -----------------------   --------------------
 US$ 2,000,000    Simple negotiable obligations, not            5 years    09.30.03 confirmed on     Resolution No.
                  convertible into shares,  subordinated or                04.27.06                  14708 dated
                  not, secured or unsecured.                                                         12.29.03
 US$ 342,500      Simple negotiable obligations, not            5 years    04.28.05 confirmed on     Resolution No.
                  convertible into shares, subordinated or                 04.26.07                  15228 dated
                  not, to be adjusted or not, secured or                                             11.04.05
                  unsecured

----------
(*) Or its equivalents in other currencies.

Banco de Galicia y Buenos Aires S. A. has the following Negotiable Obligations outstanding issued under the first global program:

                                                                                             Book value (*)
                             Residual face                                                         $
                                 value                                                  -----------------------       Issuance
  Date of                      US$ as of                                                 As of        As of          authorized
 issuance     Currency         12.31.08                Class         Term      Rate     12.31.08     12.31.07       by the C.N.V.
----------   ----------   -------------------      --------------   -------   -------   ----------   ----------   ------------------

 05.18.04        US$                  271,893          Simple        (1)       (2)         966,824      965,984      12.29.03 and
                                                                                                                     04.27.04
 05.18.04        US$                  102,609          Simple        (3)       (4)         365,807      561,051      12.29.03 and
                                                                                                                     04.27.04
 05.18.04        US$                  272,515(**)   Subordinated     (5)       (6)         986,969      855,257      12.29.03 and
                                                                                                                     04.27.04

----------
(*) Includes principal and interest net of expenses.
(**) This amount includes US$ 54,304 of the capitalization of interest services due between July 1, 2004 and July 1, 2008, inclusively on the account of the payment-in-kind (by means of Negotiable Obligations Due 2019). The net proceeds of the above-mentioned issues of Negotiable Obligations were used to refinance the foreign debt in accordance with Section 36 of the Law on Negotiable Obligations, the Argentine Central Bank regulations and other applicable regulations.
(1) The residual principal of the Negotiable Obligations Due 2014 (93.74%) shall be amortized semi-annually, beginning January 1, 2010, in installments equal to 11.11% of the original principal amount, until their maturity date on January 1, 2014, when the remaining 4.86% of the original principal amount is due.
(2) Interest shall accrue as from January 1, 2004, at a 3% annual fixed rate, which rate shall be increased by 1% each year until an annual rate of 7% is reached as from January 1, 2008 up to but not including January 1, 2014.
(3) The principal of the Negotiable Obligations Due 2010 shall be amortized semi-annually, beginning July 1, 2006, in installments equal to 12.5% of the original principal amount, until their maturity date on January 1, 2010.
(4) The interest rate established for the period July 1, 2008 - December 31, 2008 is 6.654% (6-month Libor: 3.154% plus 3.5%).
(5) These obligations shall be fully amortized upon maturity on January 1, 2019, unless their principal is previously redeemed at par, plus unpaid accrued interest and additional amounts, if any, fully or partially at the issuer's option at any time, after all negotiable obligations due in 2014 and 2010 have been fully repaid.
(6) Interest on Negotiable Obligations Due 2019 shall be payable in cash and in additional Negotiable Obligations Due 2019, semi-annually in arrears on January 1 and July 1 of each year, commencing on July 1, 2004. Negotiable Obligations Due 2019 shall accrue interest payable in cash at an annual fixed rate of 6%, as from January 1, 2004 up to, but not including, January 1, 2014. Such interest rate will increase to 11% per annum as from January 1, 2014 up to, but not including, January 1, 2019, the maturity date of the Negotiable Obligations Due 2019, unless they are previously redeemed. Interest payable in kind (by means of negotiable obligations due 2019) shall accrue at an annual fixed rate of 5%, beginning on January 1, 2004, and shall be payable on January 1, 2014 and January 1, 2019.

As of December 31, 2008, Banco de Galicia y Buenos S.A.'s holdings of Negotiable Obligations due 2010 and 2014 are for an amount of $ 669 and $ 39,238, respectively.

Banco de Galicia y Buenos Aires has not issued Negotiable Obligations under the second global program.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           Notes to the Consolidated Financial Statements (continued)
 (figures stated in thousands of pesos ($) and thousands of U.S. dollars (US$))

NOTE 11:  (continued)

Furthermore, as of December 31, 2008, Banco de Galicia y Buenos Aires S.A. holds past due Negotiable Obligations, the holders of which have not tendered to the restructuring offer as follows:

                                                                                             Book value (*)
                                                                                                   $
                                                                                        ------------------------       Issuance
  Date of                   Residual face                                                 As of         As of         authorized
 issuance     Currency          value                   Type          Term      Rate     12.31.08      12.31.07      by the C.N.V.
----------   ----------   -------------------      --------------   --------   -------  -----------   ----------   ----------------
 11.08.93       US$                     1,683          Simple       10 years      9.00%       9,562       18,826        10.08.93

----------
(*) This amount includes principal and interest.

In accordance with the provisions of the Law on Negotiable Obligations and the Argentine Central Bank regulations, the net proceeds of the negotiable obligations were applied to grant loans to domestic companies to finance investments in physical assets in Argentina, working capital or to restructure liabilities, consumer loans and mortgage loans to finance housing construction, or to acquire interest in domestic companies' capital stock and other uses envisaged by current regulations.

In addition to Banco de Galicia y Buenos Aires S.A., its consolidated entities have the following Negotiable Obligations outstanding:

a) Banco Galicia Uruguay S.A.

As of December 31, 2008 and December 31, 2007:

                                Residual face value
                            (in thousands of US$) as of                Rate as of
  Date of                 -------------------------------   -------------------------------
 issuance       Term         12.31.08         12.31.07         12.31.08         12.31.07
----------   ----------   --------------   --------------   --------------   --------------
 10.17.06     5 years              7,468(*)        29,814(*)             2%               2%
 08.31.03     9 years              8,878            8,878           5.3088%               7%
 08.31.03     5 years                  -              275                -                2%

----------
(*) As of December 31, 2008 and December 31, 2007, Grupo Financiero Galicia S.A. held Negotiable Obligations issued on October 17, 2006 for a face value of US$ 208 and US$ 833 respectively.

b) Tarjetas Regionales S.A.

As of the date of these financial statements, the companies controlled by Tarjetas Regionales S.A. have the following programs of issuance and series of negotiable obligations outstanding, issued in order to finance their operations:

Tarjeta Naranja S.A.

                                                                          Date of approval by
                                                              Term of         Shareholders'          Approval by
 Authorized amount       Type of Negotiable Obligations       Program           Meeting                 C.N.V.
-------------------   ------------------------------------   ---------   ---------------------   --------------------
US$ 350,000            Simple negotiable obligations,         5 years           10.31.07         Resolution No. 15785
                       not convertible into shares                                                  dated 11.16.07

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           Notes to the Consolidated Financial Statements (continued)
 (figures stated in thousands of pesos ($) and thousands of U.S. dollars (US$))

NOTE 11:  (continued)

The Company has the following Negotiable Obligations outstanding issued under this Global Program:

                                                                                                 Book value $ (*)        Issuance
 Creation                  Class      Amount                          Maturity                ----------------------    authorized
   date       Currency     Number     in US$      Type       Term       date        Rate       12.31.08    12.31.07    by the C.N.V.
----------   ----------   --------   --------   --------   --------   --------   ----------   ----------  ----------   -------------

 06.14.06      US$ (1)       II        26,000    Simple       30      12.14.08     Annual              -       40,075    05.11.06
                                                            months                nominal
                                                                                   fixed
                                                                                  at 17%
 11.29.06      US$ (2)       IV       100,000    Simple       60      11.29.11     Annual        230,925      307,900   11.08.06
                                                            months                nominal
                                                                                   fixed
                                                                                  at 15.5%
 09.10.07      US$ (3)       V         11,500    Simple      360      09.04.08     Annual              -       36,340   08.27.07
                                                            days                  nominal
                                                                                   fixed
                                                                                  at 8.25%
 06.18.08      US$ (4)      VII        18,150    Simple      390      07.18.09     Annual         62,798            -   06.05.08
                                                            days                  nominal
                                                                                   fixed
                                                                                  at 10.5%
 09.04.08      US$ (5)      VIII       20,000    Simple      360      08.30.09     Annual         69,200            -   08.26.08
                                                            days                  nominal
                                                                                   fixed
                                                                                  at 11%

----------
(*) It corresponds to principal amount outstanding as of the indicated dates.
(1) The Company issued and placed Class II Negotiable Obligations for a total amount of US$ 26,000, which, as specified by the terms and conditions of the securities, was converted into $ 80,150. As of December 31, 2008, said Negotiable Obligations are fully cancelled.
(2) The Company issued and placed Class IV Negotiable Obligations for a total amount of US$ 100,000, which, as specified by the terms and conditions of the securities, was converted into $ 307,900 and shall be payable in pesos. Investor assumes the exchange rate risk since amortization and interest services are calculated based on the principal amounts in pesos converted into dollars on each payment date.
(3) The Company issued and placed Class V Negotiable Obligations for a total amount US$ 11,500, which as of December 31, 2008, are fully cancelled.
(4) The Company issued and placed Class VII Negotiable Obligations for a total amount of US$ 18,150, which, as specified by the terms and conditions of the securities, was converted into $ 62,798 as of December 31, 2008 and shall be payable in US dollars.
(5) The Company issued and placed Class VIII Negotiable Obligations for a total amount of US$ 20,000, which, as specified by the terms and conditions of the securities, was converted into $ 69,200 as of December 31, 2008 and shall be payable in US dollars.

Tarjetas Cuyanas S.A.

                                                                            Date of approval
                                                              Term of        by Shareholders'        Approval by
 Authorized amount       Type of Negotiable Obligations       Program           Meeting                 C.N.V.
-------------------   ------------------------------------   ---------   ---------------------   --------------------
     US$ 80,000       Simple negotiable obligations,          5 years           03.22.07         Resolution No. 15627
                      not convertible into shares                                                dated 05.02.07.

The Company has the following Negotiable Obligations outstanding issued under this Global Program:

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           Notes to the Consolidated Financial Statements (continued)
 (figures stated in thousands of pesos ($) and thousands of U.S. dollars (US$))

NOTE 11:  (Continued)

 Creation                  Class                                         Maturity
   date       Currency     Number      Amount        Type       Term       date        Rate
----------   ----------   --------  ----------     --------   --------   --------   ----------
 06.14.07        $         XVIII    $  200,064(1)   Simple       5       06.14.12     Annual
                                                               years                 nominal
                                                                                      fixed
                                                                                      at 12%
 11.25.08       US$         XIX     US$ 11,523      Simple       1       11.20.09     Annual
                                                               year                  nominal
                                                                                      fixed
                                                                                      at 14%
                Book value $ (*)        Issuance
 Creation    ----------------------    authorized
   date       12.31.08    12.31.07    by the C.N.V.
----------   ----------  ----------   -------------
 06.14.07      140,044     199,152      05.24.07
                                          and
                                        06.14.07

 11.25.08       39,797          -       11.04.08

----------
(*) It corresponds to principal amount outstanding as of the indicated dates.
(1) The Company issued and placed Series XVIII Negotiable Obligations for a total amount of US$ 65,000, which, as specified by the terms and conditions of the securities, was converted into $ 200,064 and shall be payable in pesos. Investor assumes the exchange rate risk since amortization and interest services are calculated based on the principal amounts in pesos converted into dollars on each payment date.

NOTE 12:  MINIMUM CAPITAL REQUIREMENTS

Grupo Financiero Galicia S.A. is not subject to the minimum capital requirements established by the Argentine Central Bank.

Furthermore, Grupo Financiero Galicia S.A. meets the minimum capital requirement established by the Law Governing Commercial Companies, which amounts to $ 12.

Pursuant to the Argentine Central Bank regulations, Banco de Galicia y Buenos Aires S.A. is required to maintain a minimum capital, which is calculated by weighting risks related to assets and to balances of fixed assets and miscellaneous and intangible assets.

As called for by the Argentine Central Bank regulations, as of December 31, 2008 and December 31, 2007, minimum capital requirements were as follows:

                                                    Computable capital as a %
  Date     Capital required   Computable capital   of the capital requirement
--------   ----------------   ------------------   --------------------------
12.31.08          1,564,542            2,552,269                       163.13
12.31.07          1,302,827            2,357,135                       180.92

Furthermore, non-compliance of the regulations on immaterial credit limit has been recorded which, in turn, generated an increase in the minimum capital required to cover credit risk.

NOTE 13:  CONTRIBUTION TO THE DEPOSIT INSURANCE SYSTEM

Law No. 24485 and Decree No. 540/95 established the constitution of the Deposit Insurance System to cover the risk attached to bank deposits, in addition to the system of privileges and safeguards envisaged in the Financial Institutions Law.

The National Executive Branch through Decree No. 1127/98 dated September 24, 1998 extended this insurance system to demand deposits and time deposits of up to $ 30 denominated either in pesos and/or in foreign currency.

This system does not cover deposits made by other financial institutions (including time deposit certificates acquired through a secondary transaction), deposits made by parties related to Banco de Galicia y Buenos Aires S.A., either directly or indirectly, deposits of securities, acceptances or guarantees and those deposits set up after July 1, 1995 at an interest rate exceeding the one established regularly by the Argentine Central Bank based on a daily survey conducted by it.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           Notes to the Consolidated Financial Statements (continued)
 (figures stated in thousands of pesos ($) and thousands of U.S. dollars (US$))

NOTE 13:  (Continued)

Those deposits whose ownership has been acquired through endorsement and those placements made as a result of incentives other than interest rates are also excluded. This system has been implemented through the constitution of the Deposit Insurance Fund ("FGD"), which is managed by a company called Seguros de Depositos S.A. (SEDESA). SEDESA's shareholders are the Argentine Central Bank and the financial institutions, in the proportion determined for each one by the Argentine Central Bank based on the contributions made to the fund.

As from January 1, 2005, the Argentine Central Bank set this contribution at 0.015% per month.

NOTE 14:  RESTRICTIONS IMPOSED ON THE DISTRIBUTION OF PROFITS

In the case of Banco de Galicia y Buenos Aires S.A., the Argentine Central Bank regulations require that 20% of the profits shown in the Income Statement at fiscal year-end, plus (or less), the adjustments made in previous fiscal years and, less, if any, the loss accumulated at previous fiscal year-end, be allocated to the legal reserve. This proportion applies regardless of the ratio of the Legal Reserve fund to Capital Stock.

If this reserve is reduced by any reason, no profits can be distributed until its total refund.

The Argentine Central Bank set rules for the conditions under which financial entities can make the distribution of profits. According to the new scheme, profits can be distributed as long as results are positive after deducting not only the Reserves, that may be legally and statutory required, but also the following items from Retained Earnings: the difference between the book value and the market value of public sector assets and/or debt instruments issued by the Argentine Central Bank not valued at market price, the amount of the asset representing the losses from lawsuits related to deposits and any adjustments required by the external auditors or the Argentine Central Bank not having been recognized.

Moreover, in order that a financial institution be able to distribute profits, said institution must comply with the capital adequacy rule, i.e with the calculation of minimum capital requirements and the regulatory capital.

To these purposes, this shall be done by deducting from its assets and Retained Earnings all the items mentioned in the paragraph above, as well as the asset recorded in connection with the minimum presumed income tax and the amounts allocated to the repayment of long-term debt instruments subject to be computed as computable regulatory capital (RPC) pursuant to Communique "A" 4576.

Moreover, in such calculation, a financial institution shall not be able to compute the temporary reductions that affect minimum capital requirements, computable regulatory capital or its capital adequacy.

As of December 31, 2008, the adjustments which shall be made to Banco de Galicia y Buenos Aires S.A.'s Retained Earnings, pursuant to the Argentine Central Bank's regulations, are as follows:

     - The positive difference between the book value and the market value of public sector assets and/or debt instruments issued by the Argentine Central Bank not valued at market price: $ -2,520,934.

     - The amount of the assets representing losses from lawsuits related to deposits: $ -316,874.

Distribution of profits shall require the prior authorization of the Argentine Central Bank, which intervention shall have the purpose of verifying the aforementioned requirements have been fulfilled.

Loan agreements entered into by Banco de Galicia y Buenos Aires S.A. as part of its foreign debt restructuring limit the Bank's ability to directly or indirectly declare or pay dividends, or make distributions in relation to shares of capital stock, except for stock dividends or distributions. It was also established that such restriction shall not apply to dividends paid to said Entity by a consolidated subsidiary.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           Notes to the Consolidated Financial Statements (continued)
 (figures stated in thousands of pesos ($) and thousands of U.S. dollars (US$))

NOTE 14:  (continued)

Notwithstanding the above-mentioned, those agreements contemplate that Banco de Galicia y Buenos Aires S.A. may directly or indirectly declare or pay dividends, and may permit its subsidiaries to do so, if: "(i) no default or event of default has taken place and continues to take place immediately before and after such payment has been made; (ii) the total outstanding Senior Debt were to be equal to or less than fifty percent (50%) of the amount of originally issued total Senior Debt; and (iii) the Bank will repay two U.S. dollars (US$ 2) of Long-Term Debt principal for each U.S. dollar (US$ 1) paid as dividends."

The shareholders of Tarjeta Naranja S.A. ratified the decision made by the Board of Directors and set forth the following policy for the distribution of dividends: a) to keep under Retained Earnings, those retained earnings corresponding to fiscal years prior to 2005 and, therefore, not to distribute them as dividends, and b) to set the maximum limit for the distribution of dividends at 25% of the realized and liquid profits of each fiscal year as from fiscal year 2005 onwards. These restrictions shall remain in force as long as the Company's shareholder's equity is below $ 300,000.

Also, the Company agreed, pursuant to the terms and conditions of the Class II and IV Negotiable Obligations, not to distribute profits exceeding 50% of net income accrued during the fiscal year closest to the distribution date, for which financial statements are available.

NOTE 15:  NATIONAL SECURITIES COMMISSION ("C.N.V.")

Resolution No. 368/01
As of December 31, 2008, Banco de Galicia y Buenos Aires S.A.' shareholders' equity exceeds that required by Resolution No. 368/01, Chapter XIX, items 4 and 5 of the C.N.V. to act as an over-the-counter broker.

Furthermore, in compliance with Section 32 of Chapter XI of that Resolution, in its capacity as depository of the mutual funds "FIMA ACCIONES", "FIMA P.B. ACCIONES," "FIMA RENTA EN PESOS," "FIMA RENTA EN DOLARES," "FIMA AHORRO PESOS," "FIMA RENTA PLUS," "FIMA RENTA CORTO PLAZO," "FIMA MONEY MARKET EN PESOS LIQUIDADO," "FIMA NUEVO RENTA EN DOLARES," "FIMA GLOBAL ASSETS," "FIMA RENTA LATINOAMERICANA," "FIMA PREMIUM" and "FIMA OBLIGACIONES NEGOCIABLES," as of December 31, 2008, Banco de Galicia y Buenos Aires S.A. holds a total of 682,244,341 units under custody for a market value of $ 775,987, which is included in the "Depositors of Securities held in Custody" account.

As of December 31, 2007, the securities held in custody by the Bank totaled 590,129,238 units and their market value amounted to $ 616,953.

NOTE 16:  ISSUES DERIVED FROM THE SYSTEMIC CRISIS OF LATE 2001

16.1 - Deposits with the financial system - Legal actions requesting protection of constitutional guarantees

As a result of the provisions of Decree No. 1570/01, Law No. 25561, Decree No. 214/02 and concurrent regulations, and as a consequence of the restrictions on cash withdrawals and of the measures that established the pesification and restructuring of foreign-currency deposits, as from December 2001, a significant number of claims have been filed against the National State and/or financial institutions, formally challenging the emergency regulations and requesting prompt payment of deposits in their original currency. Most lower and upper courts have declared the emergency regulations unconstitutional.

The difference between the amounts paid as a result of the abovementioned court orders and the amount resulting from converting deposits at the $ 1.40 per U.S. dollars exchange rate, adjusted by the CER and interest accrued up to the payment date, which amounted to $ 786,256 and $ 706,860 as of December 31, 2008 and December 31, 2007, respectively, has been recorded under "Intangible Assets". Residual values as of the same dates total $ 316,874 and $ 277,024, respectively. Banco de Galicia y Buenos Aires S.A. has repeatedly reserved its right to make claims, at suitable time, in view of the negative effect caused on its financial condition by the reimbursement of deposits originally denominated in US dollars, pursuant to orders issued by the Judicial Branch, either in U.S. dollars or in pesos for the equivalent amount at the market

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           Notes to the Consolidated Financial Statements (continued)
 (figures stated in thousands of pesos ($) and thousands of U.S. dollars (US$))

exchange rate, since compensation of this effect was not included by the National Government in the calculation of the compensation to financial institutions.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           Notes to the Consolidated Financial Statements (continued)
 (figures stated in thousands of pesos ($) and thousands of U.S. dollars (US$))

NOTE 16:  (continued)

The method of accounting for such right as a deferred loss, set forth by the Argentine Central Bank regulations, does not affect its existence or legitimacy. To such effect, the Entity has reserved the corresponding rights.

On December 30, 2003, Banco de Galicia y Buenos Aires S.A. formally requested to the National Executive Branch, with a copy to the Ministry of Economy ("MECON") and to the Argentine Central Bank, the payment of due compensation for the losses incurred that were generated by the "asymmetric pesification" and especially for the negative effect on its financial condition caused by final court resolutions. Banco de Galicia y Buenos Aires S.A. has reserved its right to further extend such request in order to encompass losses made definitive by new final judgments.

On December 27, 2006, the Argentine Supreme Court of Justice (the "Supreme Court") ruled on the case named "Massa c/ Estado Nacional y Bank Boston" and decided that the sued bank should fulfill its obligation to reimburse a deposit made in U.S. dollars subject to emergency regulations, paying the original amount converted into pesos at the exchange rate of $ 1.40 per U.S. dollar, adjusted by the CER until the payment day, with a 4% annual interest and calculating the amounts paid based on preliminary injunctions or other reasons such as payments on account.

Moreover, in the Kujarchuck case (August 2007), the Supreme Court established a calculation method for partial payments, thus ratifying the criteria held by most of the courts of law since the Massa's ruling.

On March 20, 2007 Supreme Court of Justice ruled, on the case named "EMM S.R.L. c/ Tia S.A.", that Decree No. 214/02 did not apply to judicial deposits, and that such deposits must be reimbursed to the depositors in their original currency.

It is expected that said decisions by the Supreme Court of Justice would be strongly followed in similar cases to be heard by the lower courts.

Banco de Galicia y Buenos Aires S.A. keeps addressing court resolutions gradually on a case-by-case basis in accordance with the individual circumstances of each case. Management continuously monitors and analyzes the implications of such ruling for similarly situated cases. Banco de Galicia y Buenos Aires S. A. records liabilities for $ 37,934 on account of the amounts pending settlement as result of the cases still unresolved. The possible difference that may arise from the amount ordered by the courts and the amount recorded by Banco de Galicia y Buenos Aires S.A. shall be registered as stated for by the Argentine Central Bank's regulations under Intangible Assets, and shall be amortized in 60 months. As a consequence of the above, and due to the information available at the date of these financial statements, Banco de Galicia y Buenos Aires S.A.'s management considers that the effects derived from these situations would not significantly affect the Bank's shareholders' equity.

With respect to judicial deposits that were pesified, the Argentine Central Bank provided that, as from July 2007, institutions should establish an allowance equal to the difference that arises from the balance of deposits recorded at each month-end in their original currency and the balance in pesos that was recorded in the books. This allowance, established as of December 31, 2008 and charged to Income, amounts to $ 1,926.

16.2 - Claims due to foreign exchange differences arising from the repayment of financial assistance during foreign-exchange market holidays in January 2002. During December 2001, Banco de Galicia y Buenos Aires S.A. received financial assistance in pesos from the Argentine Central Bank to face a temporary liquidity shortage. This financial assistance was repaid by using the funds, in U.S. dollars, provided by the Bank Liquidity Fund, on January 2 and 4, 2002.

On the day those funds were credited, the Argentine Central Bank had declared a foreign-exchange market holiday.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           Notes to the Consolidated Financial Statements (continued)
 (figures stated in thousands of pesos ($) and thousands of U.S. dollars (US$))

NOTE 16:  (continued)

On January 6, 2002, before the market was reopened, Law No. 25561 was enacted, which repealed the convertibility system and established a new exchange rate of $1.40 per U.S. dollar.

As a result of the aforementioned regulations, during the foreign-exchange market holiday, no foreign currency could be traded.

Consequently, the funds in U.S. dollars credited by the Bank Liquidity Fund on January 2 and 4, 2002, remained in U.S. dollars until the reopening of the market.

On that date, and in accordance with the regulations in force, the U.S. dollar was sold at $1.40.

Therefore, when the Argentine Central Bank applied US$ 410,000 to the payment by Banco de Galicia y Buenos Aires S.A. of the financial assistance granted, it should have cancelled US$ 410,000 per $1.40, that is, the amount of $ 574,000, and not only $ 410,000.

This has infringed the guarantee of inviolability of private property and equal treatment before the law.

Banco de Galicia y Buenos Aires S.A. considers that the $ 164,000 difference will have to be reimbursed to the Bank, dated January 2002, or that an equivalent restoration of its equity should be considered.

The Bank has a claim outstanding to the Argentine Central Bank to recover the above-mentioned amount. Such right has not been accounted for in these financial statements.

16.3 - Situation of Banco Galicia Uruguay S.A.
Banco Galicia Uruguay S.A., after having been affected by the economic crisis of late 2001, in December 2002 restructured its deposits with a high degree of participation by its depositors. Subsequently, it implemented various voluntary exchanges of restructured deposits, which allowed it to significantly reduce such liabilities.

The Uruguayan authorities resolved to maintain the authorization to operate granted to Banco Galicia Uruguay S.A. by the Executive Branch and withdraw the authorization to act as a commercial bank.

As of December 31, 2008, the principal amount of the restructured liabilities (time deposits and negotiable obligations) was $ 91,747, and Banco Galicia Uruguay S. A. had settled the installments corresponding to the payment schedule.

Furthermore, on September 25, 2008, Banco Galicia Uruguay S. A. offered to pay its customers, in advance, the restructured installments corresponding to September 1, 2009 and September 1, 2010, as well as the interests accrued up to the payment date.

At fiscal year-end, Banco de Galicia Uruguay S. A.'s shareholders' equity amounts to $ 167,283 and it is estimated that the cash flows of this company's assets (mainly credits) shall exceed, in all of the payment periods of the restructuring agreement, the obligations resulting from such agreement.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           Notes to the Consolidated Financial Statements (continued)
 (figures stated in thousands of pesos ($) and thousands of U.S. dollars (US$))

NOTE 17:  SETTING UP OF FINANCIAL TRUSTS

a) Financial trusts with Banco de Galicia y Buenos Aires S.A. as trustee outstanding at fiscal year-end:

                                                                                              Book value of securities
                               Estimated                                                        held in own portfolio
                    Creation    maturity                                     Portfolio       ---------------------------
     Name             date       date         Trustee       Trust assets    transferred        12.31.08       12.31.07
----------------    --------   ---------   -------------   -------------   --------------    ------------   ------------
Galtrust I          10.13.00   10.10.15     First Trust       Loans to     US$ 490,224(*)         633,996        600,909
                                            of New York      provincial
                                                N.A.        governments
                                                              (Bogar)
Galtrust II         12.17.01   12.10.10     First Trust       Mortgage        US$ 61,191                -          8,146
                                            of New York        loans
                                                N.A.
Galtrust V          12.17.01   01.10.16     First Trust       Mortgage        US$ 57,573                -         16,854
                                            of New York        loans
                                                N.A.
Galicia             04.16.02   05.06.32        Bapro          Mortgage     $     108,000           73,447         65,347
                                            mandatos y         loans
                                             negocios
Creditos            08.17.05   03.15.15      Deutsche         Mortgage     $      91,000           21,291         20,313
 Inmobiliarios                                Bank S.A.        loans
 Galicia I
Creditos            10.12.05   12.15.25      Deutsche         Mortgage     $     150,000           49,892         47,493
 Inmobiliarios                               Bank S.A.         loans
 Galicia II
Galicia             07.03.06   02.15.11      Deutsche         Pledge       $      86,623            6,593         12,780
 Prendas                                     Bank S.A.         loans
 Comerciales
Galicia             05.16.06   03.15.11      Deutsche         Personal     $     100,000                -         15,909
 Personales III                              Bank S.A.         loans
Galicia             01.17.07   10.15.11      Deutsche         Personal     $     100,000           13,737         13,824
 Personales IV                               Bank S.A.         loans
Galicia             04.13.07   01.15.12      Deutsche         Personal     $     150,000           25,168         19,939
 Personales V                                Bank S.A.         loans
Galicia             09.28.07   06.15.12      Deutsche         Personal     $     108,081           17,670         15,257
 Personales VI                               Bank S.A.         loans
Galicia             02.21.08   11.15.12      Deutsche         Personal     $     150,000           25,010              -
 Personales VII                              Bank S.A.         loans
Galicia             07.04.08   04.15.13      Deutsche         Personal     $     187,500           39,956              -
 Personales VIII                             Bank S.A.         loans
Galicia             09.22.06   05.15.11      Deutsche          Assets      $     150,000           24,168         23,015
 Leasing I                                   Bank S.A.         under
                                                             financial
                                                               leases

----------
(*) The remaining US$ 9,776 was transferred in cash.

b) As of December 31, 2008 and December 31, 2007, Banco de Galicia y Buenos Aires S.A. records financial trusts in own portfolio:

-  Received as loan repayment for $57,378 and $ 24,884, respectively.
-  Acquired as investments for $9,891 and $ 7,325, respectively.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           Notes to the Consolidated Financial Statements (continued)
 (figures stated in thousands of pesos ($) and thousands of U.S. dollars (US$))

NOTE 17:  (continued)

c) A trust called "BG Financial Trust" was created in December 2005. Receivables amounting to $ 264,426, belonging to the portfolio classified as situation 3 or lower, have been transferred to the trustee ("Equity Trust Company (Argentina) S.A.") for a value, net of allowances, of $ 91,290. Banco de Galicia y Buenos Aires S.A. received such amount in cash. The debt securities issued by the trust were fully subscribed by third parties.

Banco de Galicia y Buenos Aires S.A. has been appointed Trustee and Collection Manager of the Trust, thus assuming a special management commitment that will enable the Bank to receive a compensation incentive upon the occurrence of the following: (i) no later than December 31, 2009, the net cash flow effectively collected equals or exceeds the price paid for the transferred portfolio; and
(ii) no later than December 31, 2012, an IRR equal to or higher than 18% is reached. In the event the two objectives of the special management commitment fail to be met, a penalty equal to the difference shall be paid to the trustee.

In April 2008, the requirements set forth in items (i) and (ii) above were complied with, thus generating the right to receive the aforementioned incentive compensation as from such date.

d) Financial trusts with the companies controlled by Tarjetas Regionales S.A. as trustees outstanding at fiscal year-end.

Tarjeta Naranja S.A.

                                                                                             Book value of securities
                               Estimated                                                      held in own portfolio
                    Creation    maturity                                       Portfolio     ------------------------
   Name               date       date         Trustee       Trust assets      transferred     12.31.08      12.31.07
----------------    --------   ---------   -------------   ---------------   -------------   ----------    ----------
Tarjeta Naranja     11.07.05   05.20.08    Equity Trust    Certain credit    $      94,500            -        21,195
 Trust I                                      Company      rights against
                                            (Argentina)     cardholders
                                                S.A.
Tarjeta Naranja     08.15.06   09.20.08    Equity Trust    Certain credit    $     139,342            -        26,844
 Trust III                                    Company      rights against
                                            (Argentina)     cardholders
                                                S.A.
Tarjeta Naranja     08.14.07   07.20.08    Equity Trust    Certain credit    $      76,052            -         8,694
 Trust IV                                     Company      rights against
                                            (Argentina)     cardholders
                                                S.A.
Tarjeta Naranja     10.09.07   11.20.09    Equity Trust    Certain credit    $     115,306       21,391        17,828
 Trust V                                      Company      rights against
                                            (Argentina)     cardholders
                                                S.A.
Tarjeta Naranja     12.11.07   01.23.10    Equity Trust    Certain credit    $     150,003       24,983        22,436
 Trust VI                                     Company      rights against
                                            (Argentina)     cardholders
                                                S.A.
Tarjeta Naranja     02.19.08   07.23.10    Equity Trust    Certain credit    $     142,913       25,316             -
 Trust VII                                    Company      rights against
                                            (Argentina)     cardholders
                                                S.A.
Tarjeta Naranja     08.05.08   09.20.10    Equity Trust    Certain credit    $     138,742       46,235             -
 Trust VIII                                   Company      rights against
                                            (Argentina)     cardholders
                                                S.A.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           Notes to the Consolidated Financial Statements (continued)
 (figures stated in thousands of pesos ($) and thousands of U.S. dollars (US$))

NOTE 17:  (continued)

In December, 2008, Tarjeta Naranja S. A. signed with Equity Trust Company (Argentina) S. A. as trustee, an agreement for the creation of the Financial Trust called Tarjeta Naranja Trust IX, whereby this company initially assigned credits for $57,147. The C.N.V. authorized the listing of the securities issued by such trust on December 15, 2008. As a result of the placement dated January 19, 2009, the Trust issued trust debt securities for $76,116 and participation certificates for $14,498. The latter were purchased by the Company.

As of December 31, 2008, Tarjeta Naranja S.A.'s holdings of class "A" debt securities and participation certificates totaled $ 23,381 and $ 94,544, respectively. As of December 31, 2007 its holdings of class "B" debt securities and participation certificates totaled $ 81,078 and $ 15,919, respectively.

As of previous fiscal year-end, the company recorded investments in trusts for the amount of $341.

Tarjetas Cuyanas S.A.

                                                                                              Book value of securities
                               Estimated                                                       held in own portfolio
                    Creation    maturity                                       Portfolio     -------------------------
     Name             date       date         Trustee       Trust assets      transferred     12.31.08      12.31.07
----------------    --------   ---------   -------------   ---------------   -------------   ----------    -----------
Tarjetas            11.01.06   11.15.08    Equity Trust   Certain credit    $      68,120            -         17,911
 Cuyanas Trust IV                              Company      rights against
                                            (Argentina)     cardholders
                                                S.A.
Tarjetas            02.04.08   03.15.10    Equity Trust   Certain credit    $      61,700       14,733              -
 Cuyanas Trust V                               Company      rights against
                                            (Argentina)     cardholders
                                                S.A.
Tarjetas            07.07.08   02.23.10    Equity Trust   Certain credit    $      89,000       21,023              -
 Cuyanas Trust VI                              Company      rights against
                                            (Argentina)     cardholders
                                                S.A.

As of December 31, 2008, Tarjetas Cuyanas S. A.'s holding of participation certificates totaled $34,955 and $801 corresponding to debt securities, and as of December 31, 2007, this company's holding of participation certificates amounted to $ 17,911. No holdings of trust debt securities were recorded as at such date.

Tarjetas del Mar S.A.

                                                                                             Book value of securities
                               Estimated                                                       held in own portfolio
                   Creation    maturity                                        Portfolio     ------------------------
     Name            date        date         Trustee       Trust assets      transferred     12.31.08      12.31.07
----------------   ---------   ---------   -------------   ---------------   -------------   ----------    ----------
Tarjetas del Mar   11.09.07    07.31.08       Banco de     Certain credit    $      14,217            -    $    2,692
 Serie III                                   Galicia y     rights against
                                              Buenos        cardholder
                                             Aires S.A.
Tarjetas del Mar   07.28.08    05.31.09    Equity Trust    Certain credit    $      26,800   $    5,186             -
 Serie IV                                     Company      rights against
                                            (Argentina)     cardholder
                                                S.A.

As of December 31, 2008, Tarjetas del Mar S. A.'s holding of participation certificates totaled $5,080 and $158 corresponding to debt securities, and as of December 31, 2007, this company's holding of participation certificates amounted to $ 2,692. No holdings of debt securities were recorded as at such date.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           Notes to the Consolidated Financial Statements (continued)
 (figures stated in thousands of pesos ($) and thousands of U.S. dollars (US$))

NOTE 18:  DERIVATIVES

PUT OPTIONS WRITTEN
As established by Section 4, subsection a), and Section 6 of Decree No 1836/02 and regulations of the Argentine Central Bank, Banco de Galicia y Buenos Aires S.A. granted the holders of Rescheduled Deposit Certificates, who had opted to receive Boden 2013 and Boden 2012 in lieu of the payment of those certificates, an option to sell coupons. Said options, as of December 31, 2008 and December 31, 2007, are valued at the strike price.

The strike price will be equal to that resulting from converting the face value of each coupon in U.S. dollars into pesos at a rate of $1.40 per U.S. dollar adjusted by applying the C.E.R. variation, which arises from comparing the index as of February 3, 2002 to that corresponding to the due date of the coupon. That value shall in no case exceed the principal and interest amounts in pesos resulting from applying to the face value of the coupon in U.S. dollars the buying exchange rate quoted by Banco de la Nacion Argentina on the payment date of that coupon.

These options have been recorded under "Memorandum Accounts - Credit-Derivatives
- Notional Value of Put Options Written" in the amount of $ 144,650 as of December 31, 2008 and $ 162,336 as of December 31, 2007, respectively.

FORWARD PURCHASE-SALE WITHOUT DELIVERY OF THE UNDERLYING ASSET
Mercado Abierto Electronico (MAE) and Rosario Futures Exchange (ROFEX) have trading environments for the closing, recording and settlement of financial forward transactions carried out among its agents, being Banco de Galicia y Buenos Aires S.A. one of them.

The general settlement mode for these transactions is without delivery of the traded underlying asset. Settlement is carried on a daily basis, in pesos, for the difference, if any, between the closing price of the underlying asset and the closing price or value of the underlying asset corresponding to the previous day, the difference in price being charged to income.

As of December 31, 2008, forward purchase and sale transactions totaled $ 3,273,652 and $ 2,648,749, respectively, while as of December 31, 2007 they totaled $ 1,740,332 and $ 879,844, respectively. Said transactions are recorded under Memorandum accounts for the notional value traded.

Accrued balances pending settlement are recorded under "Other Receivables from Financial Brokerage" and/or "Other Liabilities Resulting from Financial Brokerage", as the case may be.

Apart from that, transactions for $ 1,072 (purchases) and $ 343,046 (sales) have been conducted directly with customers pursuant to the above-mentioned conditions.

Banco de Galicia y Buenos Aires S.A.'s management of financial risks is carried within the limits of the policies approved by the Board of Directors in such respect. In that sense, "derivatives" allow, depending on market conditions, to adjust risk exposures to the established limits, thus contributing to keep such exposures within the parameters set forth by said policies. Banco de Galicia y Buenos Aires S.A. plans to continue to use these instruments in the future, as long as their use is favorably assessed, in order to limit certain risk exposures.

In addition to the above-mentioned paragraphs, Tarjetas Regionales S. A.'s subsidiaries carried out currency hedging transactions in relation to the principal payment of its foreign currency- denominated negotiable obligations. Notional values traded amount to $75,680, while assets for $10,380 were recorded accounting for the balances pending settlement .

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           Notes to the Consolidated Financial Statements (continued)
 (figures stated in thousands of pesos ($) and thousands of U.S. dollars (US$))

NOTE 19:  CHANGES IN SIGNIFICANT ASSETS AND LIABILITIES

There follows the breakdown of the most significant assets and liabilities shown in these consolidated financial statements, presented in comparative format with the previous fiscal year, in order to disclose the changes in those assets and liabilities during the current fiscal year:

                                                                                        12.31.08        12.31.07
                                                                                      ------------    ------------
ASSETS
                                                                                      ------------    ------------
  LOANS                                                                                 11,774,586      11,601,029
                                                                                      ------------    ------------
  - To the non-financial public sector                                                   1,373,642       1,265,466
  - To the financial sector                                                                148,115         110,028
    - Interbank loans (call money loans granted)                                            40,200           2,906
    - Other loans to domestic financial institutions                                        65,662          64,895
    - Accrued interest, adjustments and quotation differences receivable                    42,253          42,227
  - To the non-financial private sector and residents abroad                            10,779,630      10,654,142
    - Advances                                                                             594,365         792,148
    - Promissory notes                                                                   2,116,303       2,911,170
    - Mortgage loans                                                                     1,026,754         945,088
    - Pledge loans                                                                          80,991          94,520
    - Personal loans                                                                     1,217,645         977,976
    - Credit card loans                                                                  4,378,366       3,630,133
    - Other                                                                              1,217,984       1,168,684
    - Accrued interest and quotation differences receivable                                185,762         177,027
    - Documented interest                                                                  (38,468)        (42,462)
    - Unallocated collections                                                                  (72)           (142)
  - Allowances                                                                            (526,801)       (428,607)
                                                                                      ------------    ------------
  OTHER RECEIVABLES RESULTING FROM FINANCIAL BROKERAGE                                   4,123,770       3,596,970
                                                                                      ------------    ------------
  - Argentine Central Bank                                                                 627,212         192,911
  - Amounts receivable for spot and forward sales to be settled                              4,031          31,090
  - Securities receivable under spot and forward purchases to be settled                 1,314,589       1,517,600
  - Others not included in the debtor classification regulations                         1,744,102       1,603,703
  - Unlisted negotiable obligations                                                          4,951          20,868
  - Balances from forward transactions without delivery of underlying asset to
     be settled                                                                             10,445           1,087
  - Others included in the debtor classification regulations                               422,839         240,270
  - Accrued interest receivable not included in the debtor classification                    3,286           2,017
     regulations
  - Accrued interest receivable included in the debtor classification regulations            4,567           6,594
  - Allowances                                                                             (12,252)        (19,170)

                                                                                     12.31.08       12.31.07
                                                                                   ------------   ------------
LIABILITIES
                                                                                   ------------   ------------
  DEPOSITS                                                                           14,056,134     13,165,621
                                                                                   ------------   ------------
  - Non-financial public sector                                                       1,290,958        193,911
  - Financial sector                                                                    169,302        167,206
  - Non-financial private sector and residents abroad                                12,595,874     12,804,504
    - Current Accounts                                                                3,002,003      2,629,925
    - Savings Accounts                                                                3,843,596      3,228,954
    - Time Deposits                                                                   5,411,178      6,543,910
    - Investment accounts                                                                   206            199
    - Other                                                                             261,927        291,103
    - Accrued interest and quotation differences payable                                 76,964        110,413

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           Notes to the Consolidated Financial Statements (continued)
 (figures stated in thousands of pesos ($) and thousands of U.S. dollars (US$))

NOTE 19:  (continued)

                                                                                     12.31.08       12.31.07
                                                                                   ------------   ------------
LIABILITIES (Continued)
                                                                                   ------------   ------------
  OTHER LIABILITIES RESULTING FROM FINANCIAL BROKERAGE                                6,739,452      6,362,954
                                                                                   ------------   ------------
  - Argentine Central Bank                                                                1,682            698
    - Other                                                                               1,682            698
  - Banks and international entities                                                    941,483        717,316
  - Unsubordinated negotiable obligations                                             1,886,138      2,190,231
  - Amounts payable for spot and forward purchases to be settled                      1,014,120      1,273,308
  - Securities to be delivered under spot and forward sales to be settled               363,640         30,734
  - Loans from domestic financial institutions                                          248,550        213,039
    - Interbank loans (call money loans received)                                             -         12,501
    - Other loans from domestic financial institutions                                  245,630        199,191
    - Accrued interest payable                                                            2,920          1,347
  - Balances from forward transactions without delivery of underlying asset to
     be settled                                                                           1,270              -
    - Other                                                                           2,207,308      1,855,825
  - Accrued interest and quotation differences payable                                   75,261         81,803
                                                                                   ------------   ------------
  SUBORDINATED NEGOTIABLE OBLIGATIONS                                                   986,969        855,258
                                                                                   ============   ============

NOTE 20:  TAX ISSUES

Banco de Galicia y Buenos Aires S.A.:
At the date of these financial statements, provincial tax collection authorities, as well as tax collection authorities from Ciudad Autonoma de Buenos Aires, are in the process (in different degrees of completion) of conducting audits related to turnover tax corresponding to fiscal year 2002, mainly regarding the Compensatory Bond granted by the National Government to compensate financial institutions for the losses generated by the asymmetric pesification of loans and deposits.

Banco de Galicia y Buenos Aires S.A. has been expressing its disagreement regarding these adjustments at the corresponding administrative and/or legal proceedings. These proceedings and their possible effects are constantly being monitored by the management division. Even though the foregoing has not been finally resolved yet, Banco de Galicia y Buenos Aires S.A. considers it has complied with its tax liabilities in full pursuant to current regulations.

Tarjetas Regionales S.A.:
At the date of these consolidated financial statements, the Argentine Revenue Service (AFIP), the Revenue Board of the Province of Cordoba and the Municipalities of the cities of Mendoza and San Luis are in the process of conducting audits. Said agencies have served notices and made claims regarding taxes applicable to Tarjetas Regionales S.A.'s subsidiaries. The amount claimed for such reason, adjusted as of December 31, 2008, totals $ 31,659 approximately.

Based on the opinions of their tax advisors, the companies believe that the abovementioned claims are both legally and technically groundless and that taxes related to the claims have been correctly calculated in accordance with tax regulations in force and existing case law.

Therefore, both companies are taking the corresponding administrative and legal steps in order to solve such issues However, since the final outcome of these measures cannot be foreseen, provisions have been set up to cover such contingencies.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           Notes to the Consolidated Financial Statements (continued)
 (figures stated in thousands of pesos ($) and thousands of U.S. dollars (US$))

NOTE 21:  SEGMENT REPORTING

Below, there is a breakdown of the accounting information as of December 31, 2008 and 2007, by related business segment:

Primary segment: Business.

                          Financial brokerage       Services         Total
                         ---------------------    -----------    -------------
Income                               2,559,351      1,572,148        4,131,499
Expenses                            (1,421,019)      (384,280)      (1,805,299)
Result as of 12.31.08                1,138,332      1,187,868        2,326,200
Result as of 12.31.07                  751,186        913,096        1,664,282

Secondary segment: Geographic.

                          City of Buenos Aires      Rest of the country      Foreign        Total
                         ----------------------    ---------------------    ---------    -----------
Financial brokerage
Income                                1,661,858                  880,844       16,649      2,559,351
Expenses                               (922,707)                (489,068)      (9,244)    (1,421,019)
Result as of 12.31.08                   739,151                  391,776        7,405      1,138,332
Result as of 12.31.07                   487,357                  256,607        7,222        751,186

                          City of Buenos Aires      Rest of the country      Foreign        Total
                         ----------------------    ---------------------    ---------    -----------
Services
Income                                1,020,839                  541,082       10,227      1,572,148
Expenses                               (249,524)                (132,257)      (2,499)      (384,280)
Result as of 12.31.08                   771,315                  408,825        7,728      1,187,868
Result as of 12.31.07                   592,402                  311,915        8,779        913,096

The accounting measurement of assets and liabilities allocated to the above-mentioned segments is the following:

                                                             12.31.08       12.31.07
                                                           ------------   ------------
ASSETS
 GOVERNMENT AND CORPORATE SECURITIES                          1,531,870      1,694,030
 LOANS                                                       11,774,586     11,601,029
 OTHER RECEIVABLES RESULTING FROM FINANCIAL BROKERAGE         4,123,770      3,596,970
 ASSETS UNDER FINANCIAL LEASES                                  445,237        355,784

                                                             12.31.08       12.31.07
                                                           ------------   ------------
LIABILITIES
 DEPOSITS                                                    14,056,134     13,165,621
 OTHER LIABILITIES RESULTING FROM FINANCIAL BROKERAGE         6,739,452      6,362,954
 SUBORDINATED NEGOTIABLE OBLIGATIONS                            986,969        855,258

NOTE 22:  STATEMENT OF CASH FLOWS AND CASH EQUIVALENTS

Cash and due from banks and assets held with the purpose of complying with the short-term commitments undertook, with a high level of liquidity, easily converted into known amounts of cash, subject to insignificant changes in value and with a maturity less than three months from the date of the acquisition thereof, are considered to be cash and cash equivalents. The breakdown is as follows:

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           Notes to the Consolidated Financial Statements (continued)
 (figures stated in thousands of pesos ($) and thousands of U.S. dollars (US$))

NOTE 22:  (continued)

                                                             12.31.08       12.31.07
                                                           ------------   ------------
Cash and due from banks                                       3,405,133      2,960,013
Securities issued by the Argentine Central Bank                 520,239        273,920
Reverse repo agreements with the Argentine Central Bank         359,444              -
Interbank loans (call money loans granted)                       40,200          2,906
Loans granted to prime companies with maturity
 up to 7 days, used as liquidity reserve                         58,100        292,278
Overnight placements in banks abroad                            334,547        158,039
Other cash placements                                            77,720         79,051
                                                           ------------   ------------
Cash and cash equivalents                                     4,795,383      3,766,207
                                                           ============   ============

NOTE 23:  BANCO DE GALICIA Y BUENOS AIRES S.A.'S RISK MANAGEMENT POLICIES

Based on the best practices, Banco de Galicia y Buenos Aires S.A. establishes policies and procedures and allocates resources and responsibilities, which comprise several areas and hierarchical levels, for the identification, control, management and optimization of the different risks, with the purpose of consolidating a comprehensive risk management process and continuously improving it. Within the risk management framework, the Risk Management Committee ("C.A.R." as per its initials in Spanish) is the main corporate body to which Banco de Galicia y Buenos Aires S.A.'s Board of Directors delegates the comprehensive control of risk and the executive responsibility as regards the definition and application of the policies, procedures and controls for risk management.

The management of the different risks is decentralized in the Divisions that are directly responsible for each of them. The aim of the Risk Management Division is to guarantee Banco de Galicia y Buenos Aires S.A.'s Board of Directors that it is fully aware of the risks the Bank is exposed to, and it as well creates and proposes, together with the divisions in charge, the policies and procedures necessary to mitigate and control such risks. The divisions in charge must submit exceptions to the internal risk policies to the C.A.R., together with a compliance plan that must be approved by the Committee. The C.A.R. is made up of Directors and members of the senior management, including managers in charge of the Risk and Internal Audit divisions; it holds meetings periodically and its resolutions are summarized in writing.

Financial risks:
Banco de Galicia y Buenos Aires S.A. intends to achieve a structure of financial assets and liabilities aimed at maximizing its return on equity, both short-term and long-term, within an overall framework of acceptable risks.

Liquidity:
Banco de Galicia y Buenos Aires S.A. tries to maintain a level of liquid assets that would allow the Bank to meet contractual maturities, face the potential investment opportunities and the demand for credit. For that purpose, it establishes a liquidity objective based on the behavior of its deposits during the 2001-2002 crisis, considered to be the "worst scenario". Two types of liquidity are defined: "operational" liquidity (to address the Bank's daily operations) and "additional" liquidity (excess liquidity available).

There is a minimum limit for "operational liquidity", which is equal to a percentage of certain short-term liabilities, and, for "additional liquidity", there exist minimum limits differentiated by currency that are equal to a percentage of the liquidity necessary to face the worst scenario in each case. At the same time, it is necessary to maintain a margin that would allow the Bank to face certain reductions in deposits without failing to comply with the cash reserves determined by the Argentine Central Bank.

This policy specifies which assets constitute liquidity. With the purpose of taking flows into consideration, gaps between the contractual maturities of consolidated financial assets and liabilities are as well analyzed and monitored. There is a floor for the gap between maturities, determined based on the gap accumulated at all times during the first year. A contingency plan determines the steps to be taken and the assets from which liquid resources additional to those set forth in the above-mentioned policy can be obtained.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           Notes to the Consolidated Financial Statements (continued)
 (figures stated in thousands of pesos ($) and thousands of U.S. dollars (US$))

NOTE 23:  (Continued)

Also, with the purpose of mitigating the liquidity risk that arises from deposit concentration per customer, Banco de Galicia y Buenos Aires S.A. has a policy that regulates the concentration of deposits among the main customers.

Currency risk:
As regards the risk inherent to the structure of assets and liabilities per currency, limits have been established, in terms of maximum positions authorized, for mismatches in pesos adjusted by CER and those in foreign currency that belong to Banco de Galicia y Buenos Aires S.A on a consolidated basis.

Interest rate risk:
Aimed at limiting the sensitivity of Banco de Galicia y Buenos Aires S.A.'s value and results with respect to variations in the interest rate inherent to the structure of certain assets and liabilities, caps have been determined: (i) for the possible negative variation of net financial results for the first year between an interest rate increase scenario and a "base" scenario, and (ii) for the possible negative variation between the net present value of assets and liabilities of the "base" scenario and such value upon the occurrence of an increase in interest rates. Calculations are made once a month using the method known as "simulation of scenarios" and taking into consideration assets and liabilities from Banco de Galicia y Buenos Aires S.A.'s Balance Sheet on a consolidated basis.

Market risk:
In order to measure and monitor risks derived from the variation in the price of financial instruments that form the trading securities portfolio, a model known as "Value at Risk" (also known as "VaR") is used. This model determines intra-daily, for Banco de Galicia y Buenos Aires S.A. individually, the possible loss that could be generated by the positions in securities and currencies under certain parameters. Maximum authorized losses in terms of positions in securities and in foreign currency are determined for a fiscal year.

Cross border risk
In order to regulate risk exposures in international jurisdictions, limits were established taking into consideration the jurisdiction's credit rating, the type of transaction and a maximum exposure per counterparty.

Credit risk:
Banco de Galicia y Buenos Aires S.A.'s credit granting and analysis system is applied in a centralized manner and is based on the concept of "opposition of interests", which is generated from the division between credit and commercial functions.

Apart from that, it includes credit control by borrower and monitoring of loans with problems and associated losses. That makes it possible to early detect situations that can entail any degree of portfolio deterioration and to appropriately safeguard the Bank's assets.

The Credit Management Division defines credit risk policies and procedures, verifies the compliance thereof, assesses credit risk on a continuous basis and develops credit assessment models to be applied to risk products. This Division is also responsible for loan approval, classification of the loan portfolio and recovery of past due loans.

Banco de Galicia y Buenos Aires S.A. constantly monitors its loan portfolio through different indicators (of non performance, roll rates, etc.) as well as the classification thereof. The loan portfolio classification is in compliance with the Argentine Central Bank's regulations. In turn, the Bank is developing advanced statistical models the result of which is an internal rating that allows to order and analyze credit risk in terms of expected losses (with the ability to calculate the different components that constitute the formula which defines this rating), as well as adjust pricing and/or risk policies by customer groups/segments. As regards companies, these models are being implemented.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           Notes to the Consolidated Financial Statements (continued)
 (figures stated in thousands of pesos ($) and thousands of U.S. dollars (US$))

NOTE 23:  (Continued)

The granting of loans exceeding a certain amount and all loans to financial institutions (national and international) and related parties is decided by the Board of Directors' Credit Committee, made up of Directors and Banco de Galicia y Buenos Aires S.A.'s Credit Division Manager. The remaining loans are approved by the Retail Credit Department, the Credit Division Manager and officers of the Corporate Credit Department pursuant to credit limits previously granted.

The analysis of the requests of different credit products by consumers is performed automatically through credit scoring computer systems, as well as loan granting guidelines based on the customer's credit history, both in the system and in the Bank itself ("credit screening"). As regards companies, before approving a loan, Banco de Galicia y Buenos Aires S.A. conducts an assessment on the customer and its financial condition. For loans above certain amounts, an environmental impact analysis is conducted.

Furthermore, within the credit policies framework, Banco de Galicia y Buenos Aires S.A. has a Concentration by Sector Policy for the corporate banking division, aimed at mitigating the risk related to the concentration by economic activity.

Banco de Galicia y Buenos Aires S.A.'s Internal Audit is in charge of supervising the loan portfolio classification pursuant to the Argentine Central Bank's regulations.

Operational risk:
On July 30, 2008, Banco de Galicia y Buenos Aires S.A.'s Board of Directors approved the policy regarding operational risk management, pursuant to the guidelines established by the Bank in such respect, and within the framework of the provisions determined by the Argentine Central Bank in Communique "A" 4793.

Nowadays, the Bank is carrying out the tasks necessary to comply with the implementation schedule determined in such Communique as regards the definition and documenting of the processes and procedures involved and of the functional structure necessary for operational risk management.

Banco de Galicia y Buenos Aires S.A. adopts the definition of operational risk determined by the Argentine Central Bank and the best international practices. Operational risk is the risk of losses due to the lack of conformity or due to failure of internal processes, the acts of people or systems, or else because of external events. This definition includes legal risk, but does not include strategic and reputation risks.

Banco de Galicia y Buenos Aires S.A.'s Board of Directors, the Risk Management Committee, the Risk Management Division, the Operational Risk Unit and the Wholesale and Retail Banking and Support divisions have their roles and responsibilities as regards this risk clearly defined.

The Risk Management Division, a functional area that reports to the Board of Directors, is responsible for the comprehensive management of the Bank's three different categories of risk: financial, credit and operational risk. The Bank has a specific and independent unit for the management of each particular risk.

Banco de Galicia y Buenos Aires S.A. manages operational risk inherent to its products, activities, processes and relevant systems, technology and information security processes, as well as risks derived from subcontracted activities and from services rendered by providers. Furthermore, before launching or introducing new products, activities, processes or systems, their inherent operational risk is properly assessed.

Banco de Galicia y Buenos Aires S.A.'s purpose is to consider a methodological approach regarding operational risk management, with an emphasis on encouraging continuous improvements in the assessment practices, what will allow the following: identification, assessment, monitoring, control and mitigation of the different risks inherent to the business and banking operations.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           Notes to the Consolidated Financial Statements (continued)
 (figures stated in thousands of pesos ($) and thousands of U.S. dollars (US$))

NOTE 24:  SITUATION OF THE FINANCIAL AND CAPITAL MARKETS

During the last months, the most important financial markets in the world have been affected by a significant decrease in the price of stock securities and debt securities, within a framework of high volatility of the listed price of securities as well, what led to a significant reduction of credit. This behavior shown by financial markets has started to affect real economy, what is evidenced by a decrease in the level of activity of the world's economy. Despite the measures taken by the most important countries, the future evolution of international markets is uncertain.

As regards Argentina, stock exchanges also showed significant decreases in the price of government and corporate securities, as well as an increase in interest rates, country risk and exchange rates, a situation that continues at the date of these financial statements.

The subsidiaries' management divisions are constantly assessing and monitoring the above-described situation, with the purpose of adopting the measures necessary to mitigate the effects thereof. These financial statements shall be considered in the light of the above-described circumstances.

NOTE 25:  SUBSEQUENT EVENTS

During January 2009, and within the framework of the above-mentioned severe international financial crisis and the macroeconomical and financial situation in Argentina, the National Government offered a public debt swap, including secured loans set forth in Decree No. 1387/01 and other debt securities.

Regarding such measure, Banco de Galicia y Buenos Aires S.A. took part in an exchange of National Secured Loans "DUE:2009-7%, Bond Promissory Note G+580 Mega (fixed rate)", for other public sector assets pursuant to their market prices, with no adverse effects on the Bank's financial condition.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
                 Balance Sheet as of December 31, 2008 and 2007
                     (figures stated in thousands of pesos)

                                                                 12.31.08       12.31.07
                                                               ------------   ------------
ASSETS
CURRENT ASSETS
Cash and due from banks (Notes 2 and 12 and Schedule G)                 217         10,700
Investments (Notes 9 and 12 and Schedules C, D and G)                27,349         16,372
Other receivables (Notes 3, 9, 10 and 12 and Schedule G)             22,158         75,155
                                                               ------------   ------------
Total Current Assets                                                 49,724        102,227
                                                               ------------   ------------
NON-CURRENT ASSETS
Other receivables (Notes 3, 9, 12 and 14 and Schedule G)             48,105         45,442
Investments (Notes 9, 11 and 12 and Schedules B, C and G)         1,973,818      1,770,686
Fixed assets (Schedule A)                                             3,077          3,152
                                                               ------------   ------------
Total Non-Current Assets                                          2,025,000      1,819,280
                                                               ------------   ------------
Total assets                                                      2,074,724      1,921,507
                                                               ============   ============
LIABILITIES
CURRENT LIABILITIES
Loans (Notes 4, 9 and 18 and Schedule G)                            220,336         65,251
Salaries and social security contributions (Notes 5 and 9)              928            932
Tax liabilities (Notes 6, 9 and 14)                                   5,038          3,836
Other liabilities (Notes 7, 9 and 12 and Schedule G)                  2,671          1,739
                                                               ------------   ------------
Total Current Liabilities                                           228,973         71,758
                                                               ------------   ------------
NON-CURRENT LIABILITIES
Loans (Notes 4 and 18 and Schedule G)                                     -        195,238
Other liabilities (Notes 7 and 9)                                         6              6
                                                               ------------   ------------
Total Non-Current Liabilities                                             6        195,244
                                                               ------------   ------------
Total Liabilities                                                   228,979        267,002
                                                               ------------   ------------
SHAREHOLDERS' EQUITY (per related statement)                      1,845,745      1,654,505
                                                               ------------   ------------
Total Liabilities and Shareholders' Equity                        2,074,724      1,921,507
                                                               ============   ============

The accompanying notes 1 to 18 and schedules A, B, C, D, G, and H are an integral part of these financial statements.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
                               Memorandum Accounts
                 Balance Sheet as of December 31, 2008 and 2007
                     (figures stated in thousands of pesos)

                                                                 12.31.08       12.31.07
                                                               ------------   ------------
Forward purchase of foreign currency without delivery
 of the underlying asset (Notes 12 and 16)                          169,197              -
                                                               ------------   ------------
Total                                                               169,197              -
                                                               ============   ============

The accompanying notes 1 to 18 and schedules A, B, C, D, G, and H are an integral part of these financial statements.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
                                Income Statement
                  For the fiscal year ended December 31, 2008,
         presented in comparative format with the previous fiscal year.
                     (figures stated in thousands of pesos)

                                                                 12.31.08       12.31.07
                                                               ------------   ------------
Net income on investments in related institutions                   218,409         65,307
Administrative expenses (Note 12 and Schedule H)                    (14,860)       (15,111)
Financial income and by holding                                     (27,783)          (158)
- Generated by assets                                                 3,968          9,470
  Interest
    On special current account deposits (*)                              16             54
    Mutual funds                                                         76            372
    On time deposits (*)                                                298            334
    On promissory notes receivable (*)                                   97            694
    On other receivables                                                  -            670
  Income from securities from abroad                                      9              -
  Result on negotiable obligations (*)                                   41          5,445
  Foreign exchange gain                                               3,431          1,901
- Generated by liabilities                                          (31,751)        (9,628)
  Interest
    On loans                                                        (17,062)        (8,565)
    Other                                                                 -            (59)
  Foreign exchange loss                                             (14,689)        (1,004)
Other income and expenses (*) - (Loss)                               (1,032)          (853)
                                                               ------------   ------------
Net Income before income tax                                        174,734         49,185
Income tax (Note 14)                                                  2,085         (3,148)
                                                               ------------   ------------
Net Income for the fiscal year                                      176,819         46,037
                                                               ============   ============

----------
(*) Balances net of eliminations corresponding to transactions conducted with companies included in section 33 of Law No. 19550. See Note 12.

The accompanying notes 1 to 18 and schedules A, B, C, D, G, and H are an integral part of these financial statements.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
                Statement of Changes in the Shareholders' Equity
                  For the fiscal year ended December 31, 2008,
         presented in comparative format with the previous fiscal year.
                     (figures stated in thousands of pesos)

                                 Shareholders' contributions (Note 8)
                       -------------------------------------------------------
                                                     Premium for
                                                     negotiation
                        Capital        Capital       of shares in
Item                     Stock       adjustment     own portfolio     Total
--------------------   ----------   ------------   --------------   ----------
Balances as
 of 12.31.06            1,241,407        278,131              606    1,520,144
Distribution
 of retained
 earnings (1)
 - Discretionary
  Reserve                       -              -                -            -
Income for
the fiscal year                 -              -                -            -
Balances as
of 12.31.07             1,241,407        278,131              606    1,520,144
Distribution
 of retained
 earnings (2)
 - Discretionary
  Reserve                       -              -                -            -
- Legal reserve                 -              -                -            -
Establishment
 of reserve
(Note 16)                       -              -                -            -
Income for the
 fiscal year                    -              -                -            -
Balances as of
 12.31.08               1,241,407        278,131              606    1,520,144

                                       Retained earnings (Note 13)
                       -------------------------------------------------------
                                                      Valuation
                                                      difference                     Total
                          Legal     Discretionary    from hedging    Retained     shareholders'
Item                     reserve       reserve        derivaties     earnings        equity
--------------------   ----------   ------------   --------------   ----------   --------------
Balances as
 of 12.31.06               34,855          72,383               -      (18,914)       1,608,468
Distribution
 of retained
 earnings (1)
 - Discretionary
  Reserve                       -        (18,914)               -       18,914                -
Income for
the fiscal year                 -               -               -       46,037           46,037
Balances as
of 12.31.07                34,855          53,469               -       46,037        1,654,505
Distribution
 of retained
 earnings (2)
 - Discretionary
  Reserve                       -          43,735               -      (43,735)               -
- Legal reserve             2,302               -               -       (2,302)               -
Establishment
 of reserve
(Note 16)                       -               -          14,421            -           14,421
Income for the
 fiscal year                    -               -               -      176,819          176,819
Balances as of
 12.31.08                  37,157          97,204          14,421      176,819        1,845,745

----------
(1) Approved by the Ordinary Shareholders' Meeting held on April 26, 2007.
(2) Approved by the Ordinary Shareholders' Meeting held on April 29, 2008.

The accompanying notes 1 to 18 and schedules A, B, C, D, G, and H are an integral part of these financial statements.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
                             Statement of Cash Flows
                  For the fiscal year ended December 31, 2008,
         presented in comparative format with the previous fiscal year.
                     (figures stated in thousands of pesos)

                                                                    12.31.08     12.31.07
                                                                   ----------   ----------
CHANGES IN CASH (Note 1.j)
Cash at beginning of fiscal year                                       26,407       15,727
Cash at fiscal year-end                                                27,562       26,407
                                                                   ----------   ----------
Net (increase) in cash                                                  1,155       10,680
                                                                   ==========   ==========
REASONS FOR CHANGES IN CASH
Operating activities
Collections for services                                                1,806          718
Payments to suppliers of goods and services                            (6,279)      (7,820)
Personnel salaries and social security contributions                   (2,833)      (2,347)
Income tax payments and prepayments                                       (71)      (8,378)
Payment of other taxes                                                 (6,166)      (6,859)
                                                                   ----------   ----------
Net cash flow used in operating activities                            (13,543)     (24,686)
                                                                   ==========   ==========
Investment activities
Payments for purchases of fixed assets                                    (24)        (213)
Collection of interest on negotiable obligations                            -       18,583
Collection of dividends                                                12,163        9,450
Collection of other interest                                            5,294        2,111
Collections for investments liquidation                                 1,676        5,062
Setting up of deposit as per Decree 616/2005                                -      (75,288)
Collection of deposit as per Decree 616/2005                           72,360            -
Subscription of controlled companies' shares in cash                      (11)    (175,299)
                                                                   ----------   ----------
Net cash flow generated by / (used in) investment activities           91,458     (215,594)
                                                                   ==========   ==========
Financing activities
Loans received                                                              -      250,960
                                                                   ----------   ----------
Payment of loans received                                             (76,760)            -
                                                                   ----------   ----------
Net cash flow (used in) / generated by financing activities           (76,760)     250,960
                                                                   ----------   ----------
Net (increase) in cash                                                  1,155       10,680
                                                                   ==========   ==========

The accompanying notes 1 to 18 and schedules A, B, C, D, G, and H are an integral part of these financial statements.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
                        Notes to the Financial Statements
                  For the fiscal year ended December 31, 2008,
                        presented in comparative format.
 (figures stated in thousands of pesos ($) and thousands of U.S. dollars (US$))

NOTE 1:   BASIS FOR THE PREPARATION OF THE FINANCIAL STATEMENTS

On August 10, 2005, the C.P.C.E.C.A.B.A. passed Resolution C.D. No.93/05, which adopts Technical Pronouncements 6 to 22 issued by the Argentine Federation of Professional Councils in Economic Sciences (F.A.C.P.C.E.) as the Argentine GAAP; said resolutions were amended with the purpose of unifying the Argentine GAAP and the interpretation of the accounting and auditing standards 1 to 4. The above-mentioned resolution is effective for fiscal years commenced on and after January 1, 2006. On December 29, 2005, the National Securities Commission (C.N.V.) approved C.P.C.E.C.A.B.A's C.D. 93/05 with certain amendments.

Subsequently, on June 26, 2006 and through Resolution C.D. No. 42/06, the C.P.C.E.C.A.B.A. approved Technical Pronouncement No. 23 of the F.A.C.P.C.E., in mandatory force and effect for fiscal years started as from July 1, 2006, its application in fiscal years commencing at an earlier date being admitted. On December 14, 2006 the National Securities Commission approved said resolution as from April 1, 2007. Its application in advance is admitted.

These financial statements have been stated in thousands of Argentine pesos and prepared in accordance with disclosure and valuation accounting standards contained in Technical Pronouncements issued by the Argentine F.A.C.P.C.E., approved by the C.P.C.E.C.A.B.A. and the C.N.V., with the considerations mentioned in Note 2 to the consolidated financial statements in relation to the criteria for the valuation of the subsidiary Banco de Galicia y Buenos Aires S.A.

The preparation of financial statements at a given date requires the Company's management to make estimates and assessments regarding events and/or situations and/or circumstances that affect or may affect the amounts of assets and liabilities reported and the disclosure of contingent assets and liabilities at that date, as well as the income and expenses recorded for the fiscal year. The Company's management makes estimates in order to calculate, at any given moment, for example, the depreciation charges, the recoverable value of assets, the income tax charge and provisions for contingencies. Future results may differ from estimates and assessments made at the date these financial statements were prepared.

On March 25, 2003, the National Executive Branch issued Decree No. 664 establishing that financial statements for fiscal years ending as from said date be stated in nominal currency. Consequently, in accordance with Resolution No. 441/03 of the C.N.V., the Company discontinued the restatement of its financial statements as from March 01, 2003. This criterion is not in line with Argentine GAAP, under which financial statements are to be restated until September 30, 2003. Nevertheless, this departure has not produced a significant effect on the financial statements.

The index used for restating the items in these financial statements was the domestic wholesale price index published by the National Statistics and Census Institute (INDEC).

Certain figures in the financial statements for the year ended December 31, 2007 have been reclassified for purposes of their presentation in comparative format with those for this fiscal year.

The most relevant accounting policies used in preparing the Financial Statements are listed below:

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
                  Notes to the Financial Statements (Continued)
 (figures stated in thousands of pesos ($) and thousands of U.S. dollars (US$))

NOTE 1:   (Continued)

a. Assets and liabilities in domestic currency
Monetary assets and liabilities which include, where applicable, the interest accrued at year-end, are stated in year-end currency and therefore require no adjustment whatsoever.

b. Assets and liabilities in foreign currency (US dollars)
Foreign currency assets and liabilities (in US dollars) have been stated at Banco de la Nacion Argentina's buying and selling exchange rates, respectively, in force at the close of operations on the last working day of each fiscal year. Interests receivable or payable have been accrued, where applicable.

c. Investments
c.1. Current
Time and special current account deposits, as well as foreign mutual fund units, have been valued at their face value plus accrued interest at the end of each fiscal year.

Argentine mutual fund units have been valued at fiscal year-end closing price.

Government securities from abroad are valued at their closing price at fiscal year-end.

Negotiable obligations due in 2011 issued by Banco Galicia Uruguay S.A. are valued at face value, plus interest accrued at each fiscal year-end.

c.2. Non-Current
Negotiable obligations due in 2011 issued by Banco Galicia Uruguay S.A. are valued at face value, plus interest accrued at each fiscal year-end.

The equity investment in Banco de Galicia y Buenos Aires S.A. has been recognized at its equity method as of December 31, 2008 and December 31, 2007, which arises from financial statements prepared in accordance with Argentine Banking GAAP, which differ in the aspects mentioned in Note 2.c. to the consolidated financial statements from Argentine GAAP.

The equity investments in Net Investment S.A., Galicia Warrants S.A., Galval Agente de Valores S.A. and GV Mandataria de Valores S.A. are recognized using the equity method as of December 31, 2008 and December 31, 2007, where applicable.

The equity investment in Sudamericana Holding S.A. has been recorded using the equity method, on the basis of the financial statements dated September 30, 2008 and September 30, 2007, and considering the significant changes occurred from such dates to the closing date of the corresponding financial statements.

The financial statements of Sudamericana Holding S.A. have been prepared as established by the National Insurance Superintendence (S.S.N.), without recognizing the effect of inflation for January and February, 2003. This criterion is not in accordance with Argentine GAAP in force. Nevertheless, this departure has not produced a significant effect on the financial statements of Grupo Financiero Galicia S.A.

Galval Agente de Valores S.A.'s financial statements were originally issued in foreign currency and later converted into pesos as detailed below:

- Assets and liabilities were converted at the buying exchange rate established by Banco de la Nacion Argentina in force at the closing of operations on the last working day of the fiscal year.
- Capital and capital contributions have been computed for the amounts actually disbursed.
- Accumulated earnings were determined as the difference between assets, liabilities, capital and capital contributions.
- Results for the fiscal year were determined as the difference between the opening balance and closing balance of accumulated earnings. Items in the income statement were converted into pesos applying the monthly average exchange rates.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
                  Notes to the Financial Statements (Continued)
 (figures stated in thousands of pesos ($) and thousands of U.S. dollars (US$))

NOTE 1:   (Continued)

d. Goodwill
Goodwill resulting from the acquisition of shares in other companies, which is recorded under "Investments", has been valued at its acquisition cost, net of the corresponding accumulated depreciation, calculated proportionally over the estimated useful life.

Amortization is assessed on a straight-line basis in equal monthly installments, being the amortization term of 120 months. See Schedule B.

The updated residual value of the assets does not exceed their estimated recoverable value at fiscal year-end.

e. Fixed assets
Fixed assets have been valued at their acquisition cost, restated at constant currency as mentioned in this Note, net of the corresponding accumulated depreciation.

Depreciation charges are calculated following the straight-line method, at rates determined based on the useful life assigned to the assets, which is 60 months for hardware and software, furniture and fixtures and vehicles and 600 months for real estate property. See Schedule A.

The updated residual value of the assets, taken as a whole, does not exceed their combined market value at fiscal year-end.

f. Financial debt
Financial debt has been valued pursuant to the amount of money received plus interest accrued as of fiscal year-end. Financial debts in foreign currency have been valued at the selling exchange rate quoted by Banco de la Nacion Argentina as of fiscal year-end.

g. Income tax and minimum presumed income tax
The Company has recognized the income tax charge according to the deferred tax method, thus recognizing the temporary differences between measurements of accounting and tax assets and liabilities, at the rate in force (See Note 14 to the financial statements).

The Company determines the minimum presumed income tax at the statutory rate of 1% of the computable assets at year-end. This tax is supplementary to the income tax. The Company's tax liability for each fiscal year shall be determined by the higher of the two taxes.

It is worth noting that, if the minimum presumed income tax were to exceed income tax in a given fiscal year, such excess may be computed as a payment on account of the income tax that could be generated in any of the next ten fiscal years.

Based on the foregoing, as of December 31, 2008, the Company records credit for $ 869.

h. Derivatives
Assets originated from derivatives have been valued at their estimated current value at fiscal year-end.

Differences originated from the application of measurement criteria, corresponding to derivatives in the form of hedge instruments effective to cover cash flow risks, have been recognized in shareholders' equity under "Valuation difference from hedging derivatives". These balances are reclassified to results for the fiscal year in which the covered item affects such results.

i. Shareholders' Equity
i.1. Activity in the shareholders' equity accounts has been restated as mentioned in paragraphs five and six of this note.

The "subscribed and paid in capital" account has been stated at its face value and at the value of the contributions in the currency value of the fiscal year in which those contributions were actually made.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
                  Notes to the Financial Statements (Continued)
 (figures stated in thousands of pesos ($) and thousands of U.S. dollars (US$))

NOTE 1:   (Continued)

The adjustment stemming from the restatement of that account in constant currency has been allocated to the "Principal Adjustment" account.

i.2. Income and expense accounts
The results for each fiscal year are presented in the period in which they accrue.

j. Statement of Cash Flows
"Cash and due from banks" and investments held with the purpose of complying with the short-term commitments undertook, with a high level of liquidity, easily converted into known amounts of cash, subject to insignificant risks of changes in value and with a maturity less than three months from the date of the acquisition thereof, are considered to be cash and cash equivalents. The breakdown is as follows:

                                                                    12.31.08     12.31.07
                                                                   ----------   ----------
Cash and Due from Banks (Note 2)                                          217       10,700
Investments (Schedule C and D)                                         27,345       15,707
                                                                   ----------   ----------
Total                                                                  27,562       26,407
                                                                   ==========   ==========

NOTE 2:   CASH AND DUE FROM BANKS

The breakdown of this caption was the following:

                                                                    12.31.08     12.31.07
                                                                   ----------   ----------
Cash (Schedule G)                                                          10           11
Due from banks - Current Accounts (Note 12)                               207       10,689
                                                                   ----------   ----------
Total                                                                     217       10,700
                                                                   ==========   ==========

NOTE 3:   OTHER RECEIVABLES

The breakdown of this caption was the following:

                                                                    12.31.08     12.31.07
                                                                   ----------   ----------
Current
Tax credit                                                              2,025          521
Promissory notes receivable (Note 12 and Schedule G)                    3,524            -
Sundry debtors (Note 12)                                                  768            -
Prepaid expenses                                                            2            8
Deposit as per Decree 616/2005 (Note 10 and Schedule G)                     -       74,616
Balance of futures contract to be settled (Note 16)                    15,827            -
Other                                                                      12           10
                                                                   ----------   ----------
Total                                                                  22,158       75,155
                                                                   ==========   ==========

                                                                    12.31.08     12.31.07
                                                                   ----------   ----------
Non-Current
Tax credit - mandatory savings                                              5            5
Tax credit - income tax (Note 14)                                       2,253            2
Promissory notes receivable (Note 12 and Schedule G)                   43,740       43,511
Sundry debtors (Note 12 and Schedule G)                                 2,107        1,920
Prepaid expenses                                                            -            4
                                                                   ----------   ----------
Total                                                                  48,105       45,442
                                                                   ==========   ==========

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
                  Notes to the Financial Statements (Continued)
 (figures stated in thousands of pesos ($) and thousands of U.S. dollars (US$))

NOTE 4:   LOANS

The breakdown of this caption was the following:

                                                                    12.31.08     12.31.07
                                                                   ----------   ----------
Current
From financial institution from abroad (Note 18 and Schedule G)       220,336       65,251
                                                                   ----------   ----------
Total                                                                 220,336       65,251
                                                                   ==========   ==========

                                                                    12.31.08     12.31.07
                                                                   ----------   ----------
Non-Current
From financial institution from abroad (Note 18 and Schedule G)             -      195,238
                                                                   ----------   ----------
Total                                                                       -      195,238
                                                                   ==========   ==========

NOTE 5:   SALARIES AND SOCIAL SECURITY CONTRIBUTIONS

The breakdown of this caption was the following:

                                                                    12.31.08     12.31.07
                                                                   ----------   ----------
Current
Argentine Integrated Social Security System                                66           62
Other                                                                       3            2
Provision for bonuses                                                     216          186
Provision for retirement insurance                                        583          550
Provision for Directors' and Syndics' fees                                 60          132
                                                                   ----------   ----------
Total                                                                     928          932
                                                                   ==========   ==========

NOTE 6:   TAX LIABILITIES

The breakdown of this caption was the following:

                                                                    12.31.08     12.31.07
                                                                   ----------   ----------
Current
Income tax - withholdings to be deposited                                  54           65
Value added tax - balance payable                                           -           32
Provision for turnover tax (net)                                           49           27
Provision for tax on personal assets - substitute taxpayer              4,066        3,712
Provision for minimum presumed income tax                                 869            -
                                                                   ----------   ----------
Total                                                                   5,038        3,836
                                                                   ==========   ==========

NOTE 7:   OTHER LIABILITIES

The breakdown of this caption was the following:

                                                                    12.31.08     12.31.07
                                                                   ----------   ----------
Current
Sundry creditors (Schedule G)                                               4           21
Provision for expenses (Note 12 and Schedule G)                         2,664        1,715
Directors' qualification bonds                                              3            3
                                                                   ----------   ----------
Total                                                                   2,671        1,739
                                                                   ==========   ==========

                                                                    12.31.08     12.31.07
                                                                   ----------   ----------
Non-Current
Directors' qualification bonds                                              6            6
                                                                   ----------   ----------
Total                                                                       6            6
                                                                   ==========   ==========

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
                  Notes to the Financial Statements (Continued)
 (figures stated in thousands of pesos ($) and thousands of U.S. dollars (US$))

NOTE 8:   CAPITAL STATUS

As of December 31, 2008, capital status was as follows:

                                                                                                                Date of
                                                                 Restated at           Approved by           registration
Capital stock issued, subscribed,                                 constant      --------------------------     with the
paid in and recored                               Face value      currency         Entity          Date          I.G.J
-----------------------------------------------   ----------   --------------   -------------   ----------   -------------
Balance as of 12.31.03                             1,092,407        2,407,080   Shareholders'     05.16.00        08.09.00
                                                                                  Meeting         07.24.00
                                                                                  Board of           and
                                                                                  Directors       07.26.00
Capital increase                                     149,000          149,000   Shareholders'     01.02.04        06.08.04
                                                                                  Meeting         04.23.04
                                                                                  Board of           and
                                                                                  Directors       05.13.04
Balance as of 12.31.04                             1,241,407        2,556,080               -            -               -
Absorption of retained earnings                            -       (1,036,542)  Shareholders'     04.28.05               -
                                                                                   Meeting
Balance as of 12.31.05                             1,241,407        1,519,538               -            -               -
Shares in own portfolio                              (1,614)           (1,976)              -            -               -
Sale of shares in own portfolio                        1,614            1,976               -            -               -
Balances as of 12.31.06                            1,241,407        1,519,538               -            -               -
Balances as of 12.31.07                            1,241,407        1,519,538               -            -               -
Balances as of 12.31.08                            1,241,407        1,519,538               -            -               -

NOTE 9: ESTIMATED COLLECTION OR PAYMENT TERMS OF RECEIVABLES, INVESTMENTS, AND DEBTS

As of December 31, 2008, the breakdown of receivables, investments, and debts according to their estimated collection or payment term was the following:

                                                                       Salaries and
                                            Other                     social security
                          Investments     receivables      Loans       contributions     Tax Liabilities     Other liabilities
                         -------------   -------------   ---------   ----------------   -----------------   -------------------
1(st). Quarter                  27,349          20,545     220,336                868                 103                   928
2(nd). Quarter                       -           1,343           -                 60               4,935                     3
3(rd). Quarter                       -               -           -                  -                   -                 1,740
4(th). Quarter                       -             270           -                  -                   -                     -
After one year                       -          45,998           -                  -                   -                     6
Subtotal falling due            27,349          68,156     220,336                928               5,038                 2,677
No set due date              1,973,818           2,107           -                  -                                         -
Past due                             -               -           -                  -                                         -
                         -------------   -------------   ---------   ----------------   -----------------   -------------------
Total                        2,001,167          70,263     220,336                928               5,038                 2,677
                         =============   =============   =========   ================   =================   ===================
Non-interest bearing         1,973,107          22,999           -                928               5,038                 2,677
At variable rate                   147               -     220,336                  -                   -                     -
At fixed rate                   27,913          47,264           -                  -                   -                     -
                         -------------   -------------   ---------   ----------------   -----------------   -------------------
Total                        2,001,167          70,263     220,336                928               5,038                 2,677
                         =============   =============   =========   ================   =================   ===================

NOTE 10:  RESTRICTED ASSETS

As of December 31, 2007, in the balance of "other current receivables", there was a deposit for US$ 24,000 that was restricted by virtue of Decree 616/05, which provided for that a nominative, non-transferable and non-interest bearing deposit should be established for a term of 365 calendar days, for an amount corresponding to 30% of the amount involved in operations, among others, such as entry of funds to the domestic foreign exchange market, originated thanks to debt with legal entities from abroad.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
                  Notes to the Financial Statements (Continued)
 (figures stated in thousands of pesos ($) and thousands of U.S. dollars (US$))

NOTE 10:  (Continued)

On July 28, 2008, the abovementioned deposit was released and allocated completely for the repayment of loans.

NOTE 11:     EQUITY INVESTMENTS

The breakdown of equity investments was the following:

                                                  As of December 31, 2008
----------------------------------------------------------------------------------------------------------------------------
                                                            Shares                              Percentage held in
                                           ---------------------------------------   ---------------------------------------
Issuing company                                  Class                 Number           Total Capital       Possible Votes
--------------------------------------     ------------------   ------------------   ------------------   ------------------
                                             Ord. Class "A"                    101
Banco de Galicia y Buenos Aires S.A.         Ord. Class "B"            532,293,758
                                                                ------------------
                                                  Total                532,293,859            94.659191            94.659195
                                                                ------------------
Net Investment S.A.                             Ordinary                    10,500            87.500000            87.500000
Sudamericana Holding S.A.                       Ordinary                   162,447            87.500337            87.500337
Galicia Warrants S.A.                           Ordinary                   175,000            87.500000            87.500000
GV Mandataria de Valores S.A.                   Ordinary                    10,800            90.000000            90.000000
Galval Agente de Valores S.A.                   Ordinary                16,874,250           100.000000           100.000000

                                                  As of December 31, 2007
----------------------------------------------------------------------------------------------------------------------------
                                                            Shares                              Percentage held in
                                             -------------------------------------   ---------------------------------------
Issuing company                                    Class               Number            Total Capital       Possible Votes
-----------------------------------------    ----------------   ------------------   ------------------   ------------------
                                               Ord. Class "A"                  101
Banco de Galicia y Buenos Aires S.A.(*)        Ord. Class "B"          532,293,758
                                                                ------------------
                                                    Total              532,293,859            94.659191            94.659195
                                                                ------------------
Net Investment S.A.                               Ordinary                  10,500            87.500000            87.500000
Sudamericana Holding S.A.                         Ordinary                 162,447            87.500337            87.500337
Galicia Warrants S.A.                             Ordinary                 175,000            87.500000            87.500000
Galval Agente de Valores S.A.                     Ordinary              16,874,250           100.000000           100.000000

----------
(*) On July 27, 2007 Grupo Financiero Galicia S.A., exercising its preemptive rights, subscribed 93,604,637 ordinary class "B" shares with a face value of $ 1 (one Peso) each and one vote per share of Banco de Galicia y Buenos Aires S.A.'s capital stock increase.

The financial condition and results of controlled companies were the following:

                                                As of December 31, 2008 (*)
----------------------------------------------------------------------------------------------------------------------------
                                                                                       Shareholders'
Issuing company                                  Assets             Liabilities           equity              Net income
--------------------------------------       ----------------   ------------------   ------------------   ------------------
Banco de Galicia y Buenos Aires S.A.               24,439,812           22,485,146            1,954,666              195,262
Net Investment S.A.                                       579                  537                   42               (1,183)
Galicia Warrants S.A.                                  19,471               12,485                6,986                2,390
Galval Agente de Valores S.A.                           1,726                  143                1,583               (1,095)
GV Mandataria de Valores S.A.                             776                  746                   30                   18
Sudamericana Holding S.A. (**)                         77,462                  395               77,067               22,562

----------
(*) See Note 1.c.2.
(**) Financial condition and results as of 09.30.08.

                                                As of December 31, 2007 (*)
----------------------------------------------------------------------------------------------------------------------------
                                                                                       Shareholders'
Issuing company                                  Assets             Liabilities            equity              Net income
--------------------------------------       ----------------   ------------------   ------------------   ------------------
Banco de Galicia y Buenos Aires S.A.               22,526,070           20,766,666            1,759,404               30,422
Net Investment S.A.                                     1,514                  282                1,232                  (17)
Galicia Warrants S.A.                                   7,913                2,417                5,496                1,287
Galval Agente de Valores S.A.                           2,799                  121                2,678                  (42)
Sudamericana Holding S.A. (**)                        146,004               86,027               59,977               14,630

----------
(*) See Note 1.c.2.
(**) Financial condition and results as of 09.30.07.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
                  Notes to the Financial Statements (Continued)
 (figures stated in thousands of pesos ($) and thousands of U.S. dollars (US$))

NOTE 12:  SECTION 33 OF LAW 19550 GOVERNING COMMERCIAL COMPANIES

The financial statements include the following significant balances corresponding to transactions with its controlled companies and its subsidiaries:

Banco de Galicia y Buenos Aires S.A.

                                                  12.31.08     12.31.07
                                                 ----------   ----------
Assets
Cash and due from banks - current accounts
 (Note 2)                                               202       10,682
Investments - time deposits (Schedule D)             11,838        1,076
Other receivables - promissory notes
 receivable (Note 3 and Schedule G)                  47,264       43,511
Balance of futures contract to be settled
 (Note 16)                                           15,827            -
                                                 ----------   ----------
Total                                                75,131       55,269
                                                 ==========   ==========

                                                  12.31.08     12.31.07
                                                 ----------   ----------
Liabilities
Other liabilities - provision for expenses
 (Note 7)                                               279          215
                                                 ----------   ----------
Total                                                   279          215
                                                 ==========   ==========

                                                  12.31.08     12.31.07
                                                 ----------   ----------
Memorandum Accounts
Forward purchase of foreign currency without
 delivery of the underlying asset                   169,197            -
                                                 ----------   ----------
Total                                               169,197            -
                                                 ==========   ==========

                                                  12.31.08     12.31.07
                                                 ----------   ----------
Income
Financial income - interest on special current
 accounts                                                 6           38
Financial income - interest on time deposits          1,087            8
Financial income - Interest on negotiable
 obligations                                              -       12,503
Financial income - interest on promissory
 notes receivable                                     1,824        4,286
Other income - fixed assets under lease                 417          178
                                                 ----------   ----------
Total                                                 3,334       17,013
                                                 ==========   ==========

                                                  12.31.08     12.31.07
                                                 ----------   ----------
Expenses
Administrative expenses (Schedule H)
  Trademark leasing                                   1,082          996
  Bank expenses                                           5            6
  General expenses                                      396          227
                                                 ----------   ----------
Total                                                 1,483        1,229
                                                 ==========   ==========

Banco Galicia Uruguay S.A.

                                                  12.31.08     12.31.07
                                                 ----------   ----------
Assets
Investments - negotiable obligations
 (Schedules C and G)                                    715        2,608
Other receivables - sundry debtors (Note 3
 and Schedule G)                                      2,107        1,919
                                                 ----------   ----------
Total                                                 2,822        4,527
                                                 ==========   ==========

                                                  12.31.08     12.31.07
                                                 ----------   ----------
Income
Financial income - Interest on negotiable
 obligations                                             41           60
                                                 ----------   ----------
Total                                                    41           60
                                                 ==========   ==========

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
                  Notes to the Financial Statements (Continued)
 (figures stated in thousands of pesos ($) and thousands of U.S. dollars (US$))

NOTE 12:  (Continued)

Galval Agente de Valores S.A.

                                                  12.31.08     12.31.07
                                                 ----------   ----------
Liabilities
Other liabilities - provision for expenses
 (Note 7 and Schedule G)                                 16           15
                                                 ----------   ----------
Total                                                    16           15
                                                 ==========   ==========

                                                  12.31.08      12.31.07
                                                 ----------   ----------
Expenses
Administrative expenses (Schedule H)
 General expenses                                        64          139
                                                 ----------   ----------
Total                                                    64          139
                                                 ==========   ==========

Galicia Seguros S.A.

                                                  12.31.08      12.31.07
                                                 ----------   ----------
Income
Other income - fixed assets under lease                 149            -
                                                 ----------   ----------
Total                                                   149            -
                                                 ==========   ==========

Net Investment S.A.

                                                  12.31.08      12.31.07
                                                 ----------   ----------
Assets
Other receivables - sundry creditors (Note 3)           201            -
                                                 ----------   ----------
Total                                                   201            -
                                                 ==========   ==========

GV Mandataria de Valores S.A.

                                                  12.31.08     12.31.07
                                                 ----------   ----------
Assets
Other receivables - sundry creditors (Note 3)           567            -
                                                 ----------   ----------
Total                                                   567            -
                                                 ==========   ==========

NOTE 13:  RESTRICTIONS IMPOSED ON THE DISTRIBUTION OF PROFITS

Pursuant to Section 70 of the Law Governing Commercial Companies, the Corporate Bylaws and Resolution No. 368/01 of the C.N.V., 5% of the net income for the year should be transferred to the Legal Reserve until 20% of the capital stock is reached.

NOTE 14:  INCOME TAX

The following tables show the changes and breakdown of deferred tax assets and liabilities:

                             Losses     Investments     Other      Total
                            --------   -------------   -------    -------
Assets
Balances as of 12.31.06            -               -        25         25
Charge to income                   -               8       (25)       (17)
Balances as of 12.31.07            -               8         -          8
Charge to income               1,271             815         -      2,086
Other                              -             166         -        166
Balances as of 12.31.08        1,271             989         -      2,260

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
                  Notes to the Financial Statements (Continued)
 (figures stated in thousands of pesos ($) and thousands of U.S. dollars (US$))

NOTE 14:     (Continued)

Liabilities                   Fixed assets            Total
-------------------------   --------------   --------------
Balances as of 12.31.06                  5                5
Charge to income                         1                1
Balances as of 12.31.07                  6                6
Charge to income                         1                1
Balances as of 12.31.08                  7                7

As the above-mentioned information shows, as of December 31, 2008 and December 31, 2007 the Company's deferred tax assets amounted to $ 2,253 and $ 2, respectively.

Accumulated tax losses pending being used as of December 31, 2008 amount approximately to $ 3,630 and can be compensated with future fiscal-year taxable income, as follows:

Argentine source tax loss    Issuance year     Amount       Year due     tax assets
-------------------------   ---------------   ----------   ----------   ------------
Remaining losses                 2008              3,630      2013             1,271

Additionally, there is a specific loss from derivatives that amounts to $ 43. The Company has not recorded the above-mentioned loss as deferred tax assets, since it will not be used and it is due this fiscal year.

As regards the deferred tax liabilities stemming from the difference between the carrying value adjusted for inflation of the fixed assets and the taxable value (or income tax base), Grupo Financiero Galicia S.A. decided not to record said liabilities but to submit a note to the financial statements presenting the supplementary information required to be included in the Response (identified as 7) to Question 3 of Interpretation No. 3 of F.A.C.P.C.E.

The deferred tax liabilities created due to the effect of the adjustment for inflation of the non-monetary assets amount to $ 323 and $ 331, as of December 31, 2008 and December 31, 2007, respectively. They mainly stem from the real estate valuation. Said liabilities are expected to revert in approximately 42 years, the remaining useful life of real estate, being the amount for each fiscal year of $ 8.

The classification of assets and liabilities by net deferred tax recorded in accordance with its expected reversion term is shown in Note 9.

The following table shows the reconciliation of income tax charged to results to that which would result from applying the tax rate in force to the accounting loss before tax:

                                                         12.31.08         12.31.07
                                                       ------------     ------------
Income before income tax                                    174,734           49,185
Income tax rate in force                                         35%              35%
                                                       ------------     ------------
Result for the fiscal year end at the tax rate               61,156           17,215
Permanent differences at the tax rate
  Increase in income tax
  - Expenses not included in tax return                      12,484            1,894
  - Other causes                                                608            2,996
  Decrease in income tax
  - Expenses included in tax return                             (44)             (41)
  - Results on investments in related institutions          (76,225)         (18,471)
  - Other causes                                                (64)            (445)
                                                       ------------     ------------
Total income tax charge recorded - (income) / loss           (2,085)           3,148
                                                       ============     ============

The following table shows the reconciliation of tax charged to results to tax determined for the fiscal year for tax purposes:

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
                  Notes to the Financial Statements (Continued)
 (figures stated in thousands of pesos ($) and thousands of U.S. dollars (US$))

NOTE 14:  (Continued)

                                                      12.31.08     12.31.07
                                                     ----------   ----------
Total income tax charge recorded - (Income) / loss       (2,085)       3,148
Temporary differences
  Increase in assets due to deferred tax                  2,086            8
  Decrease in assets due to deferred tax                      -          (25)
  Increase in liabilities due to deferred tax                (1)          (1)
                                                     ----------   ----------
Total tax determined for tax purposes                         -        3,130
                                                     ==========   ==========

Breakdown of net income tax provision:

                                                      12.31.08     12.31.07
                                                     ----------   ----------
Total tax determined for tax purposes                         -        3,130
Tax Credit                                                    -       (3,130)
                                                     ----------   ----------
Income tax provision (net)                                    -            -
                                                     ==========   ==========

NOTE 15:  EARNINGS PER SHARE

Below is a breakdown of the earnings per share as of December 31, 2008 and 2007:

                                                      12.31.08     12.31.07
                                                     ----------   ----------
Income for the fiscal year                              176,819       46,037
Outstanding ordinary shares weighted average          1,241,407    1,241,407
Diluted ordinary shares weighted average              1,241,407    1,241,407
Earnings per ordinary share
- Basic                                                  0.1424       0.0371
- Diluted                                                0.1424       0.0371

NOTE 16:  DERIVATIVES

On October 14, 2008, a forward foreign currency hedge contract was entered into, aimed at covering the risk associated with the exchange rate exposure of financial debts in U.S. Dollars.

Below is a breakdown of the terms of the foreign currency hedge contract:

   - Reference foreign currency: United States Dollars.
   - Amount in the reference foreign currency: US$ 49,000.
   - Forward exchange rate: $ 3,425 (three Pesos and 425/100) per US$ 1 (one US Dollar)
   - Spot exchange rate for settlement: Reference exchange rate set by the Argentine Central Bank.
   - Settlement date: July 31, 2009.
   - Settlement of this transaction at the settlement date shall be carried without the physical delivery of the currency. That is to say, it shall be by compensation or difference between the spot exchange rate for settlement and the forward exchange rate.

As mentioned in the first paragraph of this Note, since the Company's purpose when entering into this contract was to reduce its exposure to US Dollar fluctuations and denominate its future commitments in Pesos, and the main terms of the contract (amount and due date) are similar to those of the financial debt, the contract has been considered a hedging instrument effective to cover cash flow risks related to the item being covered (financial debts).

Changes in the market value of this derivative have been charged to shareholders' equity, under "Valuation difference from hedging derivatives", and shall be recorded as results when the covered item affects such results. (Note
18)

The Company has not entered into contracts regarding derivatives for speculative purposes.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
                  Notes to the Financial Statements (Continued)
 (figures stated in thousands of pesos ($) and thousands of U.S. dollars (US$))

NOTE 17:  SITUATION OF THE FINANCIAL AND CAPITAL MARKETS

During the last months, the most important financial markets in the world have been affected by a significant decrease in the price of stock securities and debt securities, within a framework of high volatility of the listed price of securities as well, what led to a significant reduction of credit. This behavior shown by financial markets has started to affect real economy, what is evidenced by a decrease in the level of activity of the world's economy. Despite the measures taken by the most important countries, the future evolution of international markets is uncertain.

As regards Argentina, stock exchanges also showed significant decreases in the price of government and corporate securities, as well as an increase in interest rates, country risk and exchange rates, a situation that continues at the date of these financial statements.

The Company's management is constantly assessing and monitoring the above-described situation, with the purpose of adopting the measures necessary to mitigate the effects thereof. These financial statements shall be considered in the light of the above-described circumstances.

NOTE 18:  SUBSEQUENT EVENTS

On January 6, 2009, due to the payment of the financial debts in foreign currency, which are covered by the derivative referred to in Note 16 to the financial statements, a sales contract under similar terms was entered into in order to offset the effects of the forward purchase agreement also mentioned in such Note.

On January 7, 2009, the loan for US$ 62,000, which matures on July 25, 2009, was repaid in advance through a sole and final payment of US$ 39,100, with own funds and funds from financing granted by local institutions.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
           Fixed assets and investments in assets of a similar nature
                 Balance Sheet as of December 31, 2008 and 2007
                     (figures stated in thousands of pesos)

                                                                      Schedule A

                                                                                           Amortizations
                                                                -------------------------------------------------------------------
                                                  Balance at      Accumulated                  For the fiscal year    Accumulated
                   At beginning                  fiscal year     at beginning                  -------------------    at the close
Main account        of year        Increases         end           of year       Withdrawals    Rate %     Amount       of year
----------------   ------------   ------------   ------------   --------------   -----------   --------   --------   --------------
Real estate               3,446              -          3,446              376            -          2         65              441
Furniture and
 facilities                 220              -            220              208            -         20          3              211
Machines and
 equipment                  413              -            413              361            -         20         22              383
Hardware                    243             24            267              225            -         20          9              234
Totals as of
 12.31.08                 4,322             24          4,346            1,170            -                    99            1,269
Totals as of
 12.31.07                 4,109            213          4,322            1,081            -                    89            1,170

                                    Net book
                                    value for
                     Net book       previous
Main account           value      fiscal year
----------------   ------------   ------------
Real estate               3,005          3,070
Furniture and
 facilities                   9             12
Machines and
 equipment                   30             52
Hardware                     33             18
Totals as of
 12.31.08                 3,077              -
Totals as of
 12.31.07                     -          3,152

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
                                    Goodwill
                 Balance Sheet as of December 31, 2008 and 2007
                     (figures stated in thousands of pesos)

                                                                      Schedule B

                                                                                           Amortizations
                                                                -------------------------------------------------------------------
                                                  Balance at      Accumulated                  For the fiscal year    Accumulated
                   At beginning                  fiscal year     at beginning                  -------------------    at the close
Main account         of year        Increases         end           of year      Withdrawals    Rate %     Amount       of year
----------------   ------------   ------------   ------------   --------------   -----------   --------   --------   --------------
Goodwill
 (Schedule C)            12,788              -         12,788              533             -         10      1,279            1,812
Totals as of
 12.31.08                12,788              -         12,788              533             -                 1,279            1,812
Totals as of
 12.31.07                     -         12,788         12,788                -             -                   533              533

                                    Net book
                                    value for
                     Net book       previous
Main account           value      fiscal year
----------------   ------------   ------------
Goodwill
 (Schedule C)            10,976         12,255
Total as of
 12.31.08                10,976              -
Total as of
 12.31.07                     -         12,255

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
              Investments in shares and other negotiable securities
                               Equity investments
                 Balance Sheet as of December 31, 2008 and 2007
                     (figures stated in thousands of pesos)

                                                                      Schedule C

Issuance and characteristics                                        Face                        Acquisition
of the securities                                 Class             value         Number           cost
----------------------------------------   --------------------   ----------   -------------   ------------
Current investments (*)
Government securities from abroad
 (Note 9 and Schedule G)                                                                                172
Negotiable obligations (Notes 9 and
 12 and Schedule G)                                                                                       4
                                                                                               ------------
Total                                                                                                   176
                                                                                               ============
Non-current investments Corporations.
 Section 33 of Law No.19550:
 Controlled Companies (Notes 9 and 11):
Banco de Galicia y Buenos                   Class "A" ordinary         0.001             101
 Aires S.A.                                 Class "B" ordinary         0.001     532,293,758
                                                                               -------------
                                                                                 532,293,859      3,027,406
                                                                               -------------
                                           Goodwill(Schedule B)                                      12,788
Galicia Warrants S.A.                            Ordinary              0.001         175,000         11,829
Galval Agente de Valores S.A.                    Ordinary              0.001      16,874,250          1,867
Net Investment S.A.                              Ordinary              0.001          10,500         22,484
Sudamericana Holding S.A.                        Ordinary              0.001         162,447         42,918
GV Mandataria de Valores S.A.                    Ordinary              0.001          10,800             11
                                                                                               ------------
Subtotal                                                                                          3,119,303
                                                                                               ------------
Other (*)
Negotiable obligations(Notes 9 and
 12 and Schedule G)                                                                                     639
                                                                                               ------------
Subtotal                                                                                                639
                                                                                               ------------
Total                                                                                             3,119,942
                                                                                               ============

                                                                 Equity       Recorded        Recorded
Issuance and characteristics                                     method      value as of     value as of
of the securities                            Market price        value        12.31.08        12.31.08
----------------------------------------   -----------------   ----------   -------------   ------------
Current investments (*)
Government securities from abroad
 (Note 9 and Schedule G)                                 191            -             191              -
Negotiable obligations (Notes 9 and
 12 and Schedule G)                                        -            -               4            665
                                           -----------------   ----------   -------------   ------------
Total                                                    191            -             195            665
                                           =================   ==========   =============   ============
Non-current investments Corporations.
 Section 33 of Law No.19550:
 Controlled Companies (Notes 9 and 11):
Banco de Galicia y Buenos
 Aires S.A.
                                                   1,293,474    1,898,232       1,898,232      1,700,152
                                                           -            -          10,976         12,255
Galicia Warrants S.A.                                      -        6,123           6,123          4,819
Galval Agente de Valores S.A.                              -        1,583           1,583          2,678
Net Investment S.A.                                        -           39              39          1,078
Sudamericana Holding S.A.                                  -       56,127          56,127         47,761
GV Mandataria de Valores S.A.                              -           27              27              -
                                           -----------------   ----------   -------------   ------------
Subtotal                                           1,293,474    1,962,131       1,973,107      1,768,743
                                           -----------------   ----------   -------------   ------------
Other (*)
Negotiable obligations(Notes 9 and
 12 and Schedule G)                                        -            -             711          1,943
                                           -----------------   ----------   -------------   ------------
Subtotal                                                   -            -             711          1,943
                                           -----------------   ----------   -------------   ------------
Total                                              1,293,474    1,962,131       1,973,818      1,770,686
                                           =================   ==========   =============   ============

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
              Investments in shares and other negotiable securities
                         Equity investments (continued)
                 Balance Sheet as of December 31, 2008 and 2007
                     (figures stated in thousands of pesos)

                                                          Schedule C (continued)

                                                                 INFORMATION ON THE ISSUING COMPANIES
                                  -------------------------------------------------------------------------------------------------
                                                                Latest financial statements (Note 11)
                                  -------------------------------------------------------------------------------------------------
                                                                                                                    Percentage of
Issuance and characteristics of   Principal line of                                               Shareholders'    equity held in
the securities                        business           Date      Capital Stock    Net income        equity      the capital stock
-------------------------------   ------------------   ---------   -------------   ------------   -------------   -----------------
Non-current investments
 Corporations. Section 33
 of Law No.19550:
 Controlled Companies
 (Notes 9 and 11):
Banco de Galicia y Buenos         Financial
 Aires S.A.                       Activities            12.31.08         562,327        195,262(1)    1,954,666       94.659191
Galicia Warrants S.A.             Issuance of
                                  deposit
                                  certificates
                                  and warrants          12.31.08             200          2,390(1)        6,986       87.500000
Galval Agente de Valores S.A.     Custody of
                                  Securities            12.31.08           1,978(2)     (1,095)(1)        1,583      100.00000
Net Investment S.A.               Financial and
                                  Investment
                                  Activities            12.31.08              12        (1,183)(1)           42       87.500000
Sudamericana Holding S.A.         Financial
                                  and Investment
                                  Activities            09.30.08             186          6,495(3)       77,067       87.500337
GV Mandataria de Valores S.A.     Agent                 12.31.08              12             18(1)           30       90.00000

----------
(1) For the fiscal year ended 12.31.08.
(2) Equivalent to 16,874 Uruguayan pesos.
(3) For the three-month period ended 09.30.08.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
                                Other Investments
                 Balance Sheet as of December 31, 2008 and 2007
                     (figures stated in thousands of pesos)

                                                                      Schedule D

                                         Value recorded at   Value recorded at
Main account and characteristics              12.31.08            12.31.07
--------------------------------------   -----------------   -----------------
Current investments (*)
Deposits in special current accounts
 (Notes 9 and 12 and Schedule G)                    15,169               1,548
Mutual Funds (Note 9 and Schedule G)                   147               3,212
Time deposits (Notes 9 and 12 and
 Schedule G)                                        11,838              10,947
                                         -----------------   -----------------
Total                                               27,154              15,707
                                         =================   =================

----------
(*) Include accrued interest, if applicable.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
                     Foreign Currency Assets and Liabilities
                 Balance Sheet as of December 31, 2008 and 2007
      (figures stated in thousands of pesos and thousands of U.S. dollars)

                                                                      Schedule G

                                                                  Amount in                           Amount in
                                                                  Argentine                           Argentine
                                 Amount and type of   Exchange   currency as   Amount and type of    currency as
Captions                          foreign currency      rate     of 12.31.08    foreign currency     of 12.31.07
------------------------------   ------------------   --------   -----------   ------------------   -------------
Assets
Current assets
Cash and due from banks
- Cash                             US$            -      3.413             -     US$         0.16               1
Investments
- Deposits in special current
   accounts                        US$     4,444.50      3.413        15,169     US$       497.76           1,548
- Mutual Funds                     US$        10.91      3.413            37     US$       712.45           2,215
- Time deposits                    US$            -      3.413             -     US$     3,174.70           9,870
- Government securities from
   abroad                          US$        55.97      3.413           191     US$            -               -
- Negotiable obligations           US$         1.10      3.413             4     US$       213.85             665
Other receivables
- Deposit as per Decree
   616/2005 (Note 10)              US$            -      3.413             -     US$    24,000.00          74,616
- Promissory notes receivable      US$     1,032.39      3.413         3,524     US$            -               -
                                                                 -----------                        -------------
Total Current Assets                                                  18,925                               88,915
                                                                 -----------                        -------------
Non-current assets
Other receivables
- Sundry debtors                   US$       617.31      3.413         2,107     US$       617.31           1,919
- Promissory notes receivable
   Investments                     US$    12,815.70      3.413        43,740     US$    13,995.04          43,511
- Negotiable obligations           US$       208.32      3.413           711     US$       624.97           1,943
- Equity investments               US$       463.78      3.413         1,583     US$       861.49           2,678
                                                                 -----------                        -------------
Total Non-Current Assets                                              48,141                               50,051
                                                                 -----------                        -------------
Total assets                                                          67,066                              138,966
                                                                 ===========                        =============
Liabilities
Current liabilities
Loans
- From financial institution
   from abroad                     US$    63,809.96      3.453       220,336     US$    20,721.11          65,251
Other liabilities
- Sundry creditors                 US$            -      3.453             -     US$         3.18              10
- Provision for expenses           US$       290.79      3.453         1,004     US$       281.33             886
                                                                 -----------                        -------------
Total Current Liabilities                                            221,340                               66,147
                                                                 -----------                        -------------
Non-current liabilities
Loans
- From financial institution
   from abroad                     US$            -      3.453             -     US$    62,000.00         195,238
                                                                 -----------                        -------------
Total Non-Current Liabilities                                              -                              195,238
                                                                 -----------                        -------------
Total Liabilities                                                    221,340                              261,385
                                                                 -----------                        -------------
Memorandum Accounts
- Balances pending settlement      US$    49,000.00      3.453       169,197     US$            -               -
                                                                 -----------                        -------------
Total Memorandum Accounts                                            169,197                                    -
                                                                 ===========                        =============

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
       Information required by Section 64, subsection b) of Law No. 19550
                  For the fiscal year ended December 31, 2008,
              in comparative format with the previous fiscal year.
                     (figures stated in thousands of pesos)

                                                                      Schedule H

                                                 Total as of       Administrative      Total as of
Captions                                           12.31.08           Expenses           12.31.07
--------------------------------------------   ----------------   ----------------   ----------------
Salaries and social security contributions                2,481              2,481              1,933
Bonuses                                                     207                207                251
Entertainment, travel, and per diem                          51                 51                 28
Services to the staff                                        74                 74                 67
Training expenses                                           129                129                  2
Retirement insurance                                        550                550                672
Directors' and Syndics' fees                              1,013              1,013                933
Fees for services                                         3,182              3,182              3,522
Taxes                                                     5,626              5,626              6,186
Security services                                             4                  4                  4
Insurance                                                   273                273                326
Stationery and office supplies                               33                 33                 29
Electricity and communications                               78                 78                 72
Maintenance expenses                                          9                  9                  9
Depreciation of fixed assets                                 99                 99                 89
Bank charges (*)                                             14                 14                 23
Condominium Expenses                                         57                 57                 34
General expenses (*)                                        817                817                776
Vehicle expenses                                            105                105                 90
Leasing of brand (*)                                         58                 58                 65
                                               ----------------   ----------------   ----------------
Totals                                                   14,860             14,860             15,111
                                               ================   ================   ================

----------
(*) Balances net of eliminations corresponding to transactions conducted with companies included in section 33 of Law No. 19550. See Note 12 to the financial statements.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
         Additional Information to the Notes to the Financial Statements
                  For the fiscal year commenced January 1, 2008
                                    and ended
      December 31, 2008, presented in comparative format with the previous fiscal year.
                     (figures stated in thousands of pesos)

NOTE 1: SIGNIFICANT SPECIFIC LEGAL SYSTEMS ENTAILING CONTINGENT EXPIRATION OR RESURGENCE OF BENEFITS ENVISAGED BY THOSE REGULATIONS
          None.

NOTE 2: SIGNIFICANT CHANGES IN THE COMPANY ACTIVITIES OR OTHER SIMILAR CIRCUMSTANCES THAT OCCURRED DURING THE PERIODS COVERED BY THE FINANCIAL STATEMENTS WHICH MAY HAVE AN EFFECT ON THEIR COMPARISON WITH THOSE PRESENTED IN PREVIOUS PERIODS, OR THOSE THAT SHALL BE PRESENTED IN FUTURE PERIODS.
          None.

NOTE 3:   CLASSIFICATION OF RECEIVABLES AND DEBT BALANCES
          a) Receivables: See Note 9 to the financial statements.
          b) Debts: See Note 9 to the financial statements.

NOTE 4: CLASSIFICATION OF RECEIVABLES AND DEBTS ACCORDING TO THEIR FINANCIAL EFFECTS
          a) Receivables: See Notes 1.a., 1.b. and 9 and Schedule G to the financial statements.
          b) Debts: See Notes 1.a., 1.b. and 9 and Schedule G to the financial statements.

NOTE 5:   BREAKDOWN OF PERCENTAGE OF EQUITY INVESTMENTS - SECTION 33 OF LAW
          19550
          See Note 11 and Schedule C to the financial statements.

NOTE 6:   RECEIVABLES FROM OR LOANS GRANTED TO DIRECTORS OR SYNDICS
          OR THEIR RELATIVES UP TO THE SECOND DEGREE INCLUSIVE
          As of December 31, 2008 and December 31, 2007 there were no receivables from or loans granted to directors or syndics or their relatives up to the second degree inclusive.

NOTE 7:   PHYSICAL INVENTORY OF INVENTORIES
          As of December 31, 2008 and December 31, 2007, the Company did not have any inventories.

NOTE 8:   CURRENT VALUES
          See Notes 1.c. and 1.d. to the financial statements.

NOTE 9:   FIXED ASSETS
          See Schedule A to the financial statements.
          a) Fixed assets that have been technically appraised: As of December 31, 2008 and December 31, 2007, the Company did not have any fixed assets that have been technically appraised.
          b) Fixed assets not used because they are obsolete: As of December 31, 2008 and December 31, 2007, the Company did not have any obsolete fixed assets which have a book value.

NOTE 10:  EQUITY INVESTMENTS
          The Company is engaged in financial and investment activities, so the restrictions of Section 31 of Law No. 19550 do not apply to its equity investments in other companies.

NOTE 11:  RECOVERABLE VALUES
          As of December 31, 2008 and December 31, 2007, the criterion followed by the Company for determining the recoverable value of its fixed assets consisted in using their economic utilization value, based on the possibility of absorbing future depreciation charges with the profits reported by it.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
   Additional Information to the Notes to the Financial Statements (Continued)
                     (figures stated in thousands of pesos)

NOTE 12:  INSURANCE
          As of December 31, 2008 and December 31, 2007, the breakdown of insurance policies taken out by the Company for its fixed assets was as follows:

                                                                                 Book Value     Book Value
                                                                     Insured       as of          as of
          Insured assets              Risks covered                  amount       12.31.08       12.31.07
          ---------------   ------------------------------------   ----------   ------------   ------------
          Office assets     Fire, thunderbolt, and/or explosion           200             72             82

NOTE 13:  POSITIVE AND NEGATIVE CONTINGENCIES

          a) Elements used for the calculation of provisions, the total or partial balances of which exceed two percent of Shareholders' equity:
             None.

          b) Contingencies which, at the date of the financial statements, are not of remote occurrence, the effects of which have not been given accounting recognition: As of December 31, 2008 and December 31, 2007 there were no contingencies which are not of remote occurrence and the effects of which have not been given accounting recognition.

NOTE 14:  IRREVOCABLE ADVANCES TOWARDS FUTURE SHARE SUBSCRIPTIONS

          a) Status of capitalization arrangements:
             As of December 31, 2008 and December 31, 2007, there were no irrevocable contributions towards future share subscriptions.

          b) Cumulative unpaid dividends on preferred shares:
             As of December 31, 2008 and December 31, 2007, there were no cumulative unpaid dividends on preferred shares.

NOTE 15:  RESTRICTIONS ON THE DISTRIBUTION OF RETAINED EARNINGS
          See Note 13 to the financial statements.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
        Supplementary and Explanatory Statement by the Board of Directors
                    For the fiscal year commenced January 1,
                                 2008 and ended
      December 31, 2008, presented in comparative format with the previous fiscal year.
                     (figures stated in thousands of pesos)

Pursuant to the provisions of the standards regarding accounting documentation of the Cordoba Stock Exchange Regulations, the Board of Directors hereby submits the following supplementary and explanatory information.

A. Current Assets:
a) Receivables:
1) See Note 9 to the financial statements.
2) See Notes 3 and 9 to the financial statements.
3) As of December 31, 2008 and December 31, 2007, the Company had not set up any allowances or provisions.

b) Inventories:
As of December 31, 2008 and December 31, 2007, the Company did not have any inventories.

B. Non-Current Assets:
a) Receivables:
As of December 31, 2008 and December 31, 2007, the Company had not set up any allowances or provisions.

b) Inventories:
As of December 31, 2008 and December 31, 2007, the Company did not have any inventories.

c) Investments:
See Note 11 and Schedule C to the financial statements.

d) Fixed assets:
1) As of December 31, 2008 and December 31, 2007, the Company did not have any fixed assets that have been technically appraised.

2) As of December 31, 2008 and December 31, 2007, the Company did not have any obsolete fixed assets which have a book value.

e) Intangible assets:
1) See Note 1.d and Schedules B and C.
2) As of December 31, 2008 and December 31, 2007, there were no deferred charges.

C. Current Liabilities:
a) Liabilities:
1) See Note 9 to the financial statements. See Notes 4, 5, 6, 7 and 9 to the financial statements.

D. Allowances and provisions:
As of December 31, 2008 and December 31, 2007, the Company had not recorded any allowances or provisions.

E. Foreign Currency Assets and Liabilities:
See Note 1.b. and Schedule G to the financial statements.

F. Shareholders' Equity:
1) As of December 31, 2008 and December 31, 2007, the Shareholders' Equity did not include the Irrevocable Advances towards future share issues account.

2) As of December 31, 2008 and December 31, 2007, the Company had not set up any technical appraisal reserve; nor has it reversed any reserve of that kind.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
  Supplementary and Explanatory Statement by the Board of Directors (continued)
                     (figures stated in thousands of pesos)

G. Miscellaneous:
1) The Company is engaged in financial and investment activities, so the restrictions of Section 31 of Law No. 19550 do not apply to its equity investments in other companies.

2) See Notes 9 and 12 to the financial statements.

3) As of December 31, 2008 and December 31, 2007 there were no receivables from or loans granted to directors or syndics or their relatives up to the second degree inclusive.

4) See Notes 9 and 12 to the financial statements.

5) As of December 31, 2008 and December 31, 2007, the breakdown of insurance policies taken out by the Company for its fixed assets was as follows:

                                                                      Book Value     Book Value
                                                          Insured       as of          as of
Insured assets              Risks covered                 amount       12.31.08       12.31.07
---------------   ------------------------------------   ---------   ------------   ------------
Office assets     Fire, thunderbolt, and/or explosion          200             72             82

6) As of December 31, 2008 and December 31, 2007, there were no contingencies highly likely to occur which have not been given accounting recognition.

7) As of December 31, 2008 and December 31, 2007, the Company did not have any receivables or debts including implicit interest or index adjustments.

The Company has complied with the requirements of Section 65 of Law No. 19550 in these financial statements.

Autonomous City of Buenos Aires, February 12, 2009.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
               Informative Review as of December 31, 2008 and 2007
 (figures stated in thousands of pesos ($) and thousands of U.S. dollars (US$))

Grupo Financiero Galicia S.A.'s purpose is to become a leading company devoted to providing comprehensive financial services and, at the same time, to continue to strengthen Banco de Galicia y Buenos Aires S.A.'s position as one of the leading companies in Argentina. This strategy shall be carried out by supplementing the operations and business conducted by Banco de Galicia y Buenos Aires S.A. through equity investments in companies and undertakings, either existing or to be created, engaged in financial activities as they are understood in the modern economy.

The income for the fiscal year ended December 31, 2008 reported by the Company amounts to $ 176,819. This profit has been mainly generated as a consequence of the valuation of equity investments in our subsidiaries.

On July 24, 2007 Grupo Financiero Galicia S.A. subscribed an unsecured loan in US Dollars for the amount of US$ 80,000, which use, net of the cash reserves established by Decree No. 616/2005, was for paying Banco de Galicia y Buenos Aires S.A's shares.

On July 27, 2007 Grupo Financiero Galicia S.A. subscribed and paid in 93,604,637 class "B" shares with a face value of $ 1 (one Peso) of Banco de Galicia y Buenos Aires S.A. Payment of shares was made in cash for $175,299 and negotiable obligations from Banco de Galicia y Buenos Aires due in 2014, with a face value of US$ 102,200.

On April 29, 2008, the Ordinary Shareholders' Meeting of Grupo Financiero Galicia S.A. resolved to distribute the Retained Earnings as of December 31, 2007, through the allocation of $ 2,302 to Legal Reserve and $ 43,735 to Discretionary Reserve.

On July 28, 2008, Grupo Financiero Galicia S.A. paid the first installment of the above-referred loan. The remaining balance of US$ 62,000, which matures on July 25, 2009, was repaid in advance on January 7, 2009 through a sole and final payment of US$ 39,100, with own funds and funds from financing granted by local institutions.

BALANCE SHEET FIGURES

                              12.31.08     12.31.07     12.31.06     12.31.05     12.31.04
                             ----------   ----------   ----------   ----------   ----------
Assets
Current Assets                   49,724      102,227      353,102        7,022       38,071
Non-current assets            2,025,000    1,819,280    1,266,215    1,631,423    1,541,156
                             ----------   ----------   ----------   ----------   ----------
Total assets                  2,074,724    1,921,507    1,619,317    1,638,445    1,579,227
                             ==========   ==========   ==========   ==========   ==========
Liabilities
Current Liabilities             228,973       71,758       10,843       11,663       33,265
Non-current liabilities               6      195,244            6            6       26,424
                             ----------   ----------   ----------   ----------   ----------
Total Liabilities               228,979      267,002       10,849       11,669       59,689
                             ----------   ----------   ----------   ----------   ----------
Shareholders' equity          1,845,745    1,654,505    1,608,468    1,626,776    1,519,538
                             ----------   ----------   ----------   ----------   ----------
Total                         2,074,724    1,921,507    1,619,317    1,638,445    1,579,227
                             ==========   ==========   ==========   ==========   ==========

NET INCOME STATEMENT FIGURES

                              12.31.08     12.31.07     12.31.06     12.31.05     12.31.04
                             ----------   ----------   ----------   ----------   ----------
Ordinary operating result       203,549       50,196      (93,098)     198,726     (111,734)
Financial results               (27,783)        (158)     118,209        9,961       13,229
Other income and expenses        (1,032)        (853)       1,620     (133,832)       1,522
                             ----------   ----------   ----------   ----------   ----------
Ordinary net income/(loss)      174,734       49,185       26,731       74,855      (96,983)
Income tax                        2,085       (3,148)     (45,645)      32,383      (12,888)
                             ----------   ----------   ----------   ----------   ----------
Net income/(loss)               176,819       46,037      (18,914)      107,238     (109,871)
                             ==========   ==========   ==========   ==========   ==========

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"
         Informative Review as of December 31, 2008 and 2007 (continued)
 (figures stated in thousands of pesos ($) and thousands of U.S. dollars (US$))

RATIOS

                              12.31.08     12.31.07     12.31.06     12.31.05     12.31.04
                             ----------   ----------   ----------   ----------   ----------
Liquidity                       0.21716      1.42461     32.56497      0.60207      1.14448
Credit standing                 8.06076      6.19660    148.25956    139.41006     25.45759
Capital assets                  0.97603      0.94680      0.78194      0.99571      0.97589
Profitability                   0.10006      0.02851     (0.01148)     0.06767     (0.07329)

The individual financial statements have been considered in order to disclose the Balance Sheet figures and net Income statement figures, as the consolidated financial statements are presented in line with the provisions of Communique "A" 3147 from the Argentine Central Bank and supplementary regulations regarding financial reporting requirements for the publication of quarterly and annual financial statements, and observing the guidelines of Technical Pronouncement No. 8 of the Argentine Federation of Professional Councils in Economic Sciences.

Equity investments in other companies

o    Banco de Galicia y Buenos Aires S.A.
     See the above-mentioned Note 16 to the consolidated financial statements.

o    Net Investment S.A.
     The reorganization process through which Net Investment S.A, the absorbing company, and its controlled companies, B2Agro S.A. and Tradecom Argentina S.A. were merged was registered with the Corporation Control Authority on February 1, 2007.

     In accordance with the above-mentioned paragraph, the Corporate Bylaws were amended. The new corporate purpose is to develop and operate electronic businesses through the Internet.

     During 2007, the company oriented its efforts towards the improvement of the tools used by its customers as well as the development of products that can meet its potential customers' needs.

     At the beginning of fiscal year 2008, the company started to take actions related to performing a change in the institutional image and products, in order to improve its presence in the market to win over new customers and create current customer loyalty. Furthermore, the company worked on its organizational structure in order to strengthen the company's strategic areas and be able to encourage new business opportunities.

     Despite the efforts made, the company could not achieve the business volume necessary to generate enough resources to face the company's operating expenses. Apart from that, estimates for fiscal year 2009 show a scenario that is more complex than that of 2008 due to, among other things, the crisis that affects markets internationally and which started to have effects locally.

     Due to the aforementioned, Net Investment S.A.'s Board of Directors decided to refocus its operations and rightsize its structure, pursuant to the new order of activities to be carried out.

o    Sudamericana Holding S.A.
     Sudamericana Holding S.A. is a holding company providing life, retirement, property, and casualty insurance and insurance brokerage services. The equity investment held by Grupo Financiero Galicia S.A. in this company is 87.50%. Banco de Galicia y Buenos Aires S.A. has the remaining 12.50%.

     The insurance business undertaken by the Company through its interest in Sudamericana Holding S.A. is part of Grupo Financiero Galicia S.A.'s strategy to strengthen its position as a leading financial services provider.

     Joint production of the insurance companies controlled by Sudamericana Holding S.A. in the life, retirement and property insurance business, during the fiscal year commenced on January 1, 2008 and ended on December 31, 2008, amounted to $ 293,810.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"

         Informative Review as of December 31, 2008 and 2007 (continued) (figures stated in thousands of pesos ($) and thousands of U.S. dollars (US$))

     As of December 31, 2008, these companies had approximately 4.2 million insured in all their lines of business.

     From a commercial standpoint, within a more favorable context, the company maintains its purpose of taking advantage of the greater demand for insurance coverage to significantly increase the companies' sales.

     As a result of this effort, the premium volume for the fourth quarter of 2008 exceeded that for the same period of the previous year by 51%.

o    Galicia Warrants S.A.
     Galicia Warrants S.A. was founded in 1993 and, since then, the company has been supporting the agricultural and livestock sector, as well as the industrial sector, by providing solutions to short- and mid-term financing and inventory control through the issuance of deposit certificates and warrants pursuant to Law 9643, which governs such activity. The equity investment held by Grupo Financiero Galicia S.A. in this company is 87.50%, while the remaining 12.50% interest is held by Banco de Galicia y Buenos Aires S.A.

     In addition to its offices in the city of Buenos Aires, Galicia Warrants S.A. has an office in the city of Tucuman, where it has recently acquired facilities for the storage of merchandise in general, what will allow the company to expand the services offered, providing more safety and better service quality.

     Net income increased to $ 11.6 million, with a pretax net income of $ 3.7 million. For the fourth quarter of fiscal year 2008, certificates of deposit and warrants issued amounted to $ 103 million, regarding merchandise belonging to third parties that are throughout the country and include different products.

     Even though Galicia Warrants S.A. has increased its level of activity during the last years, it may be affected by the crisis originated in the United States of America which later extended to most of the industrialized countries. Within this context, and with the uncertainty of how much such crisis may affect Argentina, expectations for the next fiscal year are moderate as regards our level of activity and are as well prudent regarding mid- and long-term decisions.

o    Galval Agente de Valores S.A.
     Galval Agente de Valores S.A. is a direct user of the Free-trade Zone of Montevideo and provides services as a securities agent in Uruguay. Grupo Financiero Galicia S.A. has a 100% interest in this company.

     On February 4, 2005, the Uruguayan Central Bank decided to conclusively confirm the registration of the Company with the Registry of the Stock Exchange.

     As from September, 2005, Galval Agente de Valores S.A. started to operate in a gradual manner and, as of December 31, 2008 it holds customers' securities in custody for US$ 79,985, of which US$ 12,883 correspond to the holding of securities belonging to Grupo Financiero Galicia S.A.

     Income from services corresponding to commissions from custody maintenance will be subject to the total number of accounts opened and the balance of deposits under custody, while commissions from securities trading operations shall be conditioned to the behavior of customers during the next fiscal year.

o    GV Mandataria de Valores S.A.
     On July 16, 2008, GV Mandataria de Valores S.A. was registered with the Corporation Control Authority (I.G.J.). The equity investment held by Grupo Financiero Galicia S.A. in this company is 90%, while the remaining 10% interest is held by Galval Agente de Valores S.A.

                          Grupo Financiero Galicia S.A.
            "Corporation which has not adhered to the optional system
          for the mandatory acquisition of shares in a public offering"

         Informative Review as of December 31, 2008 and 2007 (continued) (figures stated in thousands of pesos ($) and thousands of U.S. dollars (US$))

     The Company's main purpose is to represent, act as agent and carry out other brokerage activities of any sort, both for domestic and foreign companies.

Grupo Financiero Galicia S.A.'s outlook for fiscal year 2009 is basically linked to the development of the Argentine economy, and particularly the evolution of the financial system. (See Note 17 to the financial statements.)

Autonomous City of Buenos Aires, February 12, 2009.

                       REPORT OF THE SUPERVISORY COMMITTEE

To the Directors and Shareholders of
Grupo Financiero Galicia S.A.
Tte. Gral. Juan D. Peron 456 - 2nd floor
Autonomous City of Buenos Aires

1. In our capacity as Syndics of Grupo Financiero Galicia S.A., in accordance with the provisions of Section 294, subsection 5 of the Law Governing Commercial Companies, we have performed an audit of the Inventory and the Balance Sheet of Grupo Financiero Galicia S.A. (the "Company") as of December 31, 2008, and the related Income Statement, Statement of Changes in Shareholders' Equity and Statement of Cash Flows for the fiscal year then ended, as well as supplementary Notes 1 to 18, Schedules A, B, C, D, G and H, the Additional Information to the Notes to the Financial Statements required by Section 68 of the Buenos Aires Stock Exchange regulations and the Supplementary and Explanatory Statement by the Board of Directors, required by the regulations concerning Accounting Documentation of the Cordoba Stock Exchange, and the Informative Review to that date, which have been submitted by the Company to our consideration. Furthermore, we have examined the consolidated financial statements of Grupo Financiero Galicia S.A. and its controlled companies for the fiscal year ended December 31, 2008, which are presented as supplementary information. The preparation and issuance of those financial statements are the responsibility of the Company. Our responsibility is to issue a report on said documents.

2. Our work was conducted in accordance with standards applicable to syndics in Argentina. Said standards require our examination to be performed in accordance with the professional auditing standards applicable in Argentina and include verifying the consistency of the documents reviewed with the information concerning corporate decisions, as disclosed in minutes, and the conformity of those decisions with the law and the bylaws insofar as concerns formal and documental aspects. For purposes of our professional work, we have reviewed the work performed by the external auditors of the Company, Price Waterhouse & Co. SRL, who issued their auditors' report on February 12, 2009. Said review included verifying the work plans and the nature, scope and timing of the procedures applied and of the results of the audit performed by the above-referred professionals. An audit requires auditors to plan and carry out the auditing work in order to obtain reasonable assurance that the financial statements are free of false statements or material errors, and express an opinion on the fairness of the relevant information disclosed in the financial statements. An audit involves examining, on a selective test basis, the evidence supporting the amounts and the information disclosed in the financial statements, an assessment of the applied accounting standards and significant estimates issued by the Company, as well as an evaluation of the general presentation of the financial statements.

     Given that it is not the responsibility of the Committee to exercise any management control, our examination did not extend to the business criteria and decisions of the different areas of the Company, as these matters are the exclusive responsibility of the Company's Board of Directors. We also report that, in compliance with the legality control that is part of our field of competence, during this fiscal year we have applied the procedures described in Section 294 of Law No. 19550, which we deemed necessary according to the circumstances.

     In addition, we have verified that the Additional Information to the Notes to the Financial Statements, the Supplementary and Explanatory Statement by the Board of Directors, and the Informative Review, for the fiscal year ended December 31, 2008 contain the information required by Section 68 of the Rules and Regulations of the Bolsa de Comercio de Buenos Aires (Buenos Aires Stock Exchange), Section 2 of the

     Rules concerning Accounting Documentation of the Cordoba Stock Exchange Regulations and Regulations of the National Securities Commission, respectively, and insofar as concerns our field of competence, that the numerical data contained therein are in agreement with the Company's accounting records and other relevant documentation. Assumptions and projections on future events contained in that documentation are the exclusive responsibility of the Board of Directors.

     We believe that the work we performed provides a reasonable basis for our opinion.

3. Banco de Galicia y Buenos Aires S.A. has prepared its financial statements following the valuation and disclosure criteria established by Argentine Central Bank regulations, which have been taken as the basis for calculating the equity method value and preparing the consolidated financial statements of the Company. As mentioned in Note 2.c to the consolidated financial statements, those criteria for valuing certain assets and liabilities and the regulations on financial reporting issued by the control body differ from the professional accounting standards applicable in the Autonomous City of Buenos Aires.

4. In our opinion, the financial statements of Grupo Financiero Galicia S.A. fairly present, in all material respects, its financial condition as of December 31, 2008, and the results of its operations, the changes in shareholders' equity and the cash flows for the fiscal year then ended, and the consolidated financial condition as of December 31, 2008, the consolidated results of their operations and the consolidated cash flows for the fiscal year then ended, in accordance with Argentine Central Bank regulations and, except for what was stated in item 3 above, with accounting standards applicable in the City of Buenos Aires. In compliance with the legality control that is part of our field of competence, we have no observations to make.

     As regards the Additional Information to the Notes to the Financial Statements, the Supplementary and Explanatory Statement by the Board of Directors, and the Informative Review, for the fiscal year ended December 31, 2008, we have no observations to make insofar as concerns our field of competence, and the assertions on future events are the exclusive responsibility of the Company's Board of Directors.

5. Furthermore, we report the following: a) the accompanying financial statements and the corresponding inventory stem from accounting records kept, in all formal aspects, in compliance with legal regulations prevailing in Argentina; b) as called for by Resolution No. 368 of National Securities Commission ("C.N.V.") concerning the independence of external auditors as well as the quality of the auditing policies applied by them and the Company's accounting policies, the abovementioned external auditor's report includes a representation indicating that the auditing standards in force have been observed, which standards include independence requirements, and contains no observations relative to the application of said professional accounting standards, except as mentioned in their report as concerns the application of the rules issued by the Argentine Central Bank, which prevail over the professional accounting standards.

Autonomous City of Buenos Aires, February 12, 2009.

                                                           Supervisory Committee

                                Auditor's Report

To the Chairman and Directors of
Grupo Financiero Galicia S.A.
Legal address:
Tte. Gral. Juan D. Peron 456 - 2(nd) floor
Autonomous City of Buenos Aires

C.U.I.T. 30-70496280-7

1. We have performed an audit of the Balance Sheet of Grupo Financiero Galicia S.A. as of December 31, 2008 and December 31, 2007, and the related income statements, statements of changes in shareholders' equity and statements of cash flows for the fiscal years then ended, as well as supplementary Notes 1 to 18 and Schedules A, B, C, D, G and H, the Additional Information to the Notes to the Financial Statements required by Section 68 of the Buenos Aires Stock Exchange regulations, and the Supplementary and Explanatory Statement by the Board of Directors, as required by the Rules on Accounting Documents set forth by the Regulations of the Cordoba Stock Exchange and the Informative Review to those dates, which supplement them. Furthermore, we have performed an audit of the consolidated Balance Sheet of Grupo Financiero Galicia S.A. as of December 31, 2008 and 2007, and the consolidated income statements and the consolidated statements of cash flows for the fiscal years then ended, together with Notes 1 to 25, which are presented as supplementary information. The preparation and issuance of those financial statements are the responsibility of the Company. Our responsibility is to issue an opinion on the financial statements based on the audit we performed.

2. Our examination has been carried out in accordance with the auditing standards applicable in Argentina, which have been approved by the Professional Council in Economic Sciences of the Autonomous City of Buenos Aires ("C.P.C.E.C.A.B.A."). Said auditing standards require auditors to plan and carry out the auditing work in order to obtain reasonable assurance that the financial statements are free of material errors, and form an opinion on the fairness of the relevant information disclosed in the financial statements. An audit involves examining, on a selective test basis, the evidence supporting the amounts and the information disclosed in the financial statements. An auditing process also involves an assessment of the applied accounting standards and significant estimates issued by the Company, as well as an evaluation of the general presentation of the financial statements. We believe that the audit performed provides a reasonable basis for our opinion.

3. The subsidiary Banco de Galicia y Buenos Aires S.A. has prepared its financial statements following the valuation and disclosure criteria established by Argentine Central Bank regulations, which have been taken as the basis for calculating the equity method value and preparing the Company's consolidated financial statements. As mentioned in Note 2.c to the consolidated financial statements, the abovementioned valuation criteria regarding certain assets and liabilities, and the regulations on the financial reporting issued by the control body, differ from the Argentine professional accounting standards in force in the Autonomous City of Buenos Aires.

4.   In our opinion:

     a) the financial statements of Grupo Financiero Galicia S.A. fairly present, in all material respects, its financial condition as of December 31, 2008 and 2007, and the results of its operations, the changes in shareholders' equity and the cash flows for the fiscal years then ended, in accordance with Argentine Central Bank regulations and, except for the departures from Professional

          Accounting Standards stated in item 3 above, with accounting standards applicable in the City of Buenos Aires.

     b) the consolidated financial statements of Grupo Financiero Galicia S.A. and its controlled companies present fairly, in all material respects, their consolidated financial condition as of December 31, 2008 and 2007, the consolidated results of their operations and the consolidated cash flows for the fiscal years then ended, in accordance with Argentine Central Bank regulations and, except for the departures from Professional Accounting Standards stated in item 3 above, with accounting standards applicable in the Autonomous City of Buenos Aires.

5.   As called for by the regulations in force, we report that:

     a) The financial statements of Grupo Financiero Galicia S.A. and its consolidated financial statements have been transcribed to the "Inventory and Balance Sheet" book and, insofar as concerns our field of competence, are in compliance with the provisions of the Law Governing Commercial Companies, and pertinent resolutions of the National Securities Commission.

     b) The financial statements of Grupo Financiero Galicia S.A. stem from accounting records kept, in all formal aspects, in compliance with legal regulations.

     c) We have read the Additional Information to the Notes to the Financial Statements required by Section 68 of the Buenos Aires Stock Exchange regulations, the Supplementary and Explanatory Statement by the Board of Directors, required by the regulations concerning Accounting Documentation of the Cordoba Stock Exchange and the Informative Review as of December 31, 2008 and 2007, about which, insofar as concerns our field of competence, we have no significant observations to make other than the one mentioned in item 3 above. Projections about future events contained in that information are the exclusive responsibility of the Company's Board of Directors.

     d) As of December 31, 2008, Grupo Financiero Galicia S.A.'s accrued debt with the National Social Security Administration (ANSES), which stems from the accounting records, amounted to $ 64,614.75, which was not yet due at that date.

Autonomous City of Buenos Aires, February 12, 2009.

                                                   PRICE WATERHOUSE & CO. S.R.L.